Semiannual Report

SEPTEMBER 30, 2005

Ivy Asset Strategy Fund

Ivy Capital Appreciation Fund

Ivy Core Equity Fund

Ivy High Income Fund

Ivy International Growth Fund

Ivy Large Cap Growth Fund

Ivy Limited-Term Bond Fund

Ivy Mid Cap Growth Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Science and Technology Fund

Ivy Small Cap Growth Fund

 IVY FUNDS

CONTENTS

President's Letter

September 30, 2005



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the six months ended September 30, 2005. Over the period, the financial markets remained fairly resilient in the face of challenges from a variety of directions. The S&P 500 Index increased 5.02 percent during the six-month period, while the Dow Jones Industrial Average rose 1.76 percent. Bonds also rose slightly, with the Citigroup Broad Investment Grade Index returning 2.43 percent over the last six months.

Between April and September, the financial markets weathered increasing energy prices, rising interest rates, budding inflationary pressures and, most dramatically, the fallout from two major hurricanes that tragically struck this country's Gulf Coast. Hurricane Katrina silenced an entire major American city, along with the largest port facility in the country, which is the fifth largest port in the world. Compounded by Hurricane Rita several weeks later, it brought devastating circumstances across four states and an economic impact that is still being evaluated.

Despite the setbacks, the U.S. economy has remained solid. Corporate profits overall have generally been relatively strong, and global economies remain fundamentally sound. We do believe, however, that economic growth likely will slow somewhat in the U.S. in the third and fourth quarters of 2005, due to higher interest rates and higher energy prices.

The Federal Reserve apparently believes the economy is sound enough that it has continued its campaign of steadily raising short-term interest rates. Most recently, the Fed enacted another quarter-point increase in late September, bringing interest rates to 3.75 percent. The Fed stated that it still believes monetary conditions remain "accommodative," indicating apparently that they intend to continue raising rates somewhat further.

The other major development during the period was the rapid rise of oil prices. Crude oil hovered just above $40 per barrel at the onset of 2005. By the end of September, the price surpassed $65 per barrel. The world is facing constraints in supply such as we have never seen before. Many are forecasting that prices may ease some toward year-end, but we believe that, longer term, higher prices are here to stay. As investors, we must remain aware of that reality, its impact on the world economies, and any opportunities that it may create.

Regardless of the short-term challenges brought on by economic or geopolitical events – and although past performance is no guarantee of future results – stocks have historically continued to rise over time. That is why we believe it is important to develop and maintain a long-term financial plan for your personal situation. Through appropriate diversification among four or five or so

different asset classes, you can potentially provide more balance to your investment portfolio over time.

Your financial advisor can help you with these strategies and work with you to develop and maintain a customized plan based on your individual situation. We believe that focusing on that plan, despite the swings of the market, is important as you work toward a sound financial future.

Thank you for your partnership and your continued commitment to your investment program.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2005.

Actual Expenses

The first line for each share class in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following tables provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ivy Asset Strategy Fund Expenses

For the Six Months Ended September 30, 2005	Beginning Account Value 3-31-05	Ending Account Value 9-30-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,159.80	1.37%	$ 7.44
Class B	1,000	1,154.50	2.23	12.02
Class C	1,000	1,155.80	2.10	11.34
Class Y	1,000	1,160.30	1.28	6.91
Based on 5% Return[2]				
Class A	$1,000	$1,018.18	1.37%	$ 6.95
Class B	1,000	1,013.91	2.23	11.24
Class C	1,000	1,014.55	2.10	10.60
Class Y	1,000	1,018.67	1.28	6.46

Ivy Capital Appreciation Fund Expenses

For the Six Months Ended September 30, 2005	Beginning Account Value 3-31-05	Ending Account Value 9-30-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,073.80	1.22%	$ 6.33
Class B	1,000	1,069.60	2.16	11.22
Class C	1,000	1,069.70	1.99	10.35
Class Y	1,000	1,073.80	1.09	5.65
Based on 5% Return[2]				
Class A	$1,000	$1,018.97	1.22%	$ 6.16
Class B	1,000	1,014.23	2.16	10.92
Class C	1,000	1,015.07	1.99	10.08
Class Y	1,000	1,019.62	1.09	5.50

Ivy Core Equity Fund Expenses

For the Six Months Ended September 30, 2005	Beginning Account Value 3-31-05	Ending Account Value 9-30-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,054.30	1.44%	$ 7.42
Class B	1,000	1,048.70	2.34	12.02
Class C	1,000	1,050.70	2.19	11.26
Class Y	1,000	1,054.40	1.22	6.27
Based on 5% Return[2]				
Class A	$1,000	$1,017.85	1.44%	$ 7.28
Class B	1,000	1,013.34	2.34	11.81
Class C	1,000	1,014.09	2.19	11.06
Class Y	1,000	1,018.97	1.22	6.16

See footnotes on page 10.

Ivy High Income Fund Expenses

For the Six Months Ended September 30, 2005	Beginning Account Value 3-31-05	Ending Account Value 9-30-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,024.50	1.44%	$ 7.33
Class B	1,000	1,019.90	2.34	11.83
Class C	1,000	1,020.50	2.21	11.19
Class Y	1,000	1,025.40	1.26	6.42
Based on 5% Return[2]				
Class A	$1,000	$1,017.83	1.44%	$ 7.30
Class B	1,000	1,013.36	2.34	11.79
Class C	1,000	1,013.99	2.21	11.16
Class Y	1,000	1,018.73	1.26	6.40

Ivy International Growth Fund Expenses

For the Six Months Ended September 30, 2005	Beginning Account Value 3-31-05	Ending Account Value 9-30-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,126.00	1.88%	$10.03
Class B	1,000	1,120.80	2.88	15.30
Class C	1,000	1,121.60	2.77	14.71
Class Y	1,000	1,128.10	1.55	8.28
Based on 5% Return[2]				
Class A	$1,000	$1,015.63	1.88%	$ 9.51
Class B	1,000	1,010.64	2.88	14.51
Class C	1,000	1,011.20	2.77	13.95
Class Y	1,000	1,017.29	1.55	7.85

Ivy Large Cap Growth Fund Expenses

For the Six Months Ended September 30, 2005	Beginning Account Value 3-31-05	Ending Account Value 9-30-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,103.80	1.47%	$ 7.77
Class B	1,000	1,097.90	2.49	13.07
Class C	1,000	1,099.10	2.25	11.83
Class Y	1,000	1,106.00	1.20	6.33
Based on 5% Return[2]				
Class A	$1,000	$1,017.68	1.47%	$ 7.46
Class B	1,000	1,012.61	2.49	12.54
Class C	1,000	1,013.80	2.25	11.35
Class Y	1,000	1,019.06	1.20	6.07

See footnotes on page 10.

Ivy Limited-Term Bond Fund Expenses

For the Six Months Ended September 30, 2005	Beginning Account Value 3-31-05	Ending Account Value 9-30-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,013.80	1.33%	$ 6.71
Class B	1,000	1,009.30	2.21	11.13
Class C	1,000	1,009.50	2.17	10.93
Class Y	1,000	1,014.60	1.18	5.95
Based on 5% Return[2]				
Class A	$1,000	$1,018.41	1.33%	$ 6.72
Class B	1,000	1,013.99	2.21	11.16
Class C	1,000	1,014.19	2.17	10.96
Class Y	1,000	1,019.16	1.18	5.97

Ivy Mid Cap Growth Fund Expenses

For the Six Months Ended September 30, 2005	Beginning Account Value 3-31-05	Ending Account Value 9-30-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,121.10	1.65%	$ 8.77
Class B	1,000	1,115.80	2.76	14.62
Class C	1,000	1,117.90	2.35	12.47
Class Y	1,000	1,123.50	1.25	6.65
Based on 5% Return[2]				
Class A	$1,000	$1,016.80	1.65%	$ 8.34
Class B	1,000	1,011.25	2.76	13.90
Class C	1,000	1,013.29	2.35	11.86
Class Y	1,000	1,018.81	1.25	6.32

Ivy Money Market Fund Expenses

For the Six Months Ended September 30, 2005	Beginning Account Value 3-31-05	Ending Account Value 9-30-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,011.90	0.92%	$ 4.64
Class B	1,000	1,006.80	1.91	9.61
Class C	1,000	1,006.80	1.92	9.67
Based on 5% Return[2]				
Class A	$1,000	$1,020.46	0.92%	$ 4.66
Class B	1,000	1,015.49	1.91	9.65
Class C	1,000	1,015.43	1.92	9.71

See footnotes on page 10.

Ivy Municipal Bond Fund Expenses

For the Six Months Ended September 30, 2005	Beginning Account Value 3-31-05	Ending Account Value 9-30-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,024.00	0.98%	$ 4.97
Class B	1,000	1,020.10	1.75	8.85
Class C	1,000	1,019.90	1.78	8.99
Class Y	1,000	1,023.90	0.99	5.04
Based on 5% Return[2]				
Class A	$1,000	$1,020.16	0.98%	$ 4.96
Class B	1,000	1,016.31	1.75	8.83
Class C	1,000	1,016.17	1.78	8.97
Class Y	1,000	1,020.09	0.99	5.03

Ivy Science and Technology Fund Expenses

For the Six Months Ended September 30, 2005	Beginning Account Value 3-31-05	Ending Account Value 9-30-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,145.70	1.55%	$ 8.36
Class B	1,000	1,139.80	2.64	14.19
Class C	1,000	1,141.30	2.42	13.01
Class Y	1,000	1,147.10	1.37	7.39
Based on 5% Return[2]				
Class A	$1,000	$1,017.28	1.55%	$ 7.86
Class B	1,000	1,011.81	2.64	13.34
Class C	1,000	1,012.92	2.42	12.23
Class Y	1,000	1,018.19	1.37	6.94

Ivy Small Cap Growth Fund Expenses

For the Six Months Ended September 30, 2005	Beginning Account Value 3-31-05	Ending Account Value 9-30-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,131.50	1.52%	$ 8.14
Class B	1,000	1,126.20	2.47	13.14
Class C	1,000	1,128.10	2.21	11.80
Class Y	1,000	1,132.80	1.33	7.11
Based on 5% Return[2]				
Class A	$1,000	$1,017.43	1.52%	$ 7.71
Class B	1,000	1,012.71	2.47	12.44
Class C	1,000	1,013.98	2.21	11.17
Class Y	1,000	1,018.40	1.33	6.73

See footnotes on page 10.

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2005, and divided by 365.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2) This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF IVY ASSET STRATEGY FUND

Portfolio Highlights

On September 30, 2005, Ivy Asset Strategy Fund had net assets totaling $204,288,632 invested in a diversified portfolio of:

78.20%	Common Stocks
9.57%	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts
5.29%	Bullion
3.26%	United States Government and Government Agency Obligations
2.46%	Corporate Debt Securities
1.22%	Other Government Securities

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



Common Stocks	$78.20
Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	$ 9.57
Bullion.	$ 5.29
United States Government and Government Agency Obligations.	$ 3.26
Corporate Debt Securities	$ 2.46
Other Government Securities	$ 1.22

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



Raw Materials Stocks.	$16.81
Energy Stocks	$15.16
Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	$ 9.57
Multi-Industry Stocks	$ 9.00
Capital Goods Stocks.	$ 8.42
Financial Services Stocks	$ 7.40
Bullion.	$ 5.29
Technology Stocks	$ 4.97
Business Equipment and Services Stocks	$ 3.92
Health Care Stocks	$ 3.56
Consumer Nondurables Stocks	$ 3.50
United States Government and Government Agency Obligations.	$ 3.26
Miscellaneous Stocks.	$ 3.07
Corporate Debt Securities	$ 2.46
Consumer Durables Stocks	$ 2.39
Other Government Securities	$ 1.22

The Investments of Ivy Asset Strategy Fund

September 30, 2005

BULLION – 5.29%	Troy Ounces	Value
Gold	23,020	$ 10,803,447
(Cost: $9,331,408)		

COMMON STOCKS	Shares	
Aircraft – 2.43%		
BAE SYSTEMS plc (A)	258,060	1,563,407
Boeing Company (The)	31,850	2,164,208
United Technologies Corporation.	23,900	1,238,976
		4,966,591
Banks – 1.87%		
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A) . .	165	2,165,793
Unibanco – Uniao de Bancos Brasileiros S.A., GDR	31,500	1,656,900
		3,822,693
Broadcasting – 0.47%		
XM Satellite Radio Holdings Inc., Class A*	26,540	952,919
Business Equipment and Services – 3.92%		
Dentsu Inc. (A)*	617	1,750,200
Headwaters Incorporated*	47,676	1,783,082
Jacobs Engineering Group Inc.*	18,000	1,213,200
Mitsubishi Corporation (A)	50,700	1,000,467
Mitsui & Co., Ltd. (A)	159,000	1,990,389
Pacific Basin Shipping Limited (A)	567,000	279,575
		8,016,913
Capital Equipment – 4.37%		
Caterpillar Inc.	53,000	3,113,750
Chicago Bridge & Iron Company N.V., NY Shares	31,158	968,702
China Shenhua Energy Company Limited,		
H Shares (A)*	1,409,000	1,652,860
Deere & Company (B)	15,039	920,387
SMC Corporation (A)	13,300	1,770,365
Shaw Group Inc. (The)*	20,400	503,064
		8,929,128
Chemicals – Petroleum and Inorganic – 0.75%		
Yara International ASA (A)	84,700	1,528,963
Chemicals – Specialty – 0.64%		
Scotts Miracle-Gro Company (The)	14,953	1,314,817

See Notes to Schedule of Investments on page 20.

The Investments of Ivy Asset Strategy Fund

September 30, 2005

COMMON STOCKS (Continued)	Shares	Value
Coal – 2.47%		
Foundation Coal Holdings, Inc.	27,700	$ 1,065,065
Peabody Energy Corporation.	47,150	3,977,103
		5,042,168
Construction Materials – 2.22%		
CRH public limited company (A)	30,340	822,369
Cemex, S.A. de C.V., ADR	70,916	3,708,907
		4,531,276
Electrical Equipment – 0.21%		
Ushio Inc. (A)	20,800	**422,358**
Electronic Components – 2.54%		
Maxim Integrated Products, Inc.	18,300	780,403
Microchip Technology Incorporated	30,900	930,399
Samsung Electronics Co., Ltd. (A)	6,160	3,474,751
		5,185,553
Finance Companies – 2.80%		
Rio Tinto plc (A)	115,100	4,705,583
SLM Corporation	18,818	1,009,398
		5,714,981
Food and Related – 2.92%		
Archer Daniels Midland Company	140,000	3,452,400
Bunge Limited (B)	47,800	2,515,236
		5,967,636
Forest and Paper Products – 0.47%		
Aracruz Celulose S.A., ADR	23,500	**953,630**
Gold and Precious Metals – 4.47%		
Agnico-Eagle Mines Limited	70,650	1,046,326
Barrick Gold Corporation	170,100	4,941,405
Placer Dome Inc.	96,700	1,658,405
Yanzhou Coal Mining Company Limited, Class H (A)	1,874,560	1,486,135
		9,132,271
Health Care – Drugs – 1.85%		
Genentech, Inc.*	11,905	1,002,520
Gilead Sciences, Inc.*	40,085	1,952,540
Neurocrine Biosciences, Inc.*	16,600	816,305
		3,771,365
Health Care – General – 0.36%		
Schein (Henry), Inc.*	17,550	**747,542**

See Notes to Schedule of Investments on page 20.

The Investments of Ivy Asset Strategy Fund

September 30, 2005

COMMON STOCKS (Continued)	Shares	Value
Hospital Supply and Management – 1.35%		
Cerner Corporation*............................	21,400	$ 1,859,339
Stryker Corporation	18,400	909,512
		2,768,851
Household – General Products – 0.58%		
Colgate-Palmolive Company	22,550	**1,190,415**
Mining – 10.95%		
Alumina Limited (A)	216,400	1,008,313
BHP Billiton Plc (A)	269,400	4,571,139
Cameco Corporation (A)	14,800	789,452
Falconbridge Limited (A)	68,400	1,827,804
Freeport-McMoRan Copper & Gold Inc., Class B	40,514	1,968,575
Inco Limited	51,300	2,429,055
Newmont Mining Corporation	102,600	4,839,642
Phelps Dodge Corporation.........................	23,900	3,105,327
Southern Peru Copper Corporation.................	32,600	1,824,296
		22,363,603
Motor Vehicles – 2.39%		
Toyota Motor Corporation (A)......................	106,400	**4,874,070**
Multiple Industry – 9.00%		
3M Company	10,100	740,936
Alpha Natural Resources, Inc.*	50,240	1,509,210
Bucyrus International, Inc., Class A.................	21,750	1,066,402
Companhia Vale do Rio Doce, ADR	162,700	7,136,022
General Electric Company.........................	113,103	3,808,178
Hutchison Whampoa Limited, Ordinary Shares (A)	267,000	2,762,105
Smiths Group plc (A)	80,200	1,356,493
		18,379,346
Non-Residential Construction – 1.62%		
Fluor Corporation................................	19,964	1,285,282
Hyundai Heavy Industries Co., Ltd. (A)	20,000	1,488,872
Shimizu Corporation (A)...........................	81,000	530,177
		3,304,331
Petroleum – Domestic – 0.55%		
PetroChina Company Limited (A)(C).................	1,350,000	**1,131,178**
Petroleum – International – 7.91%		
Anadarko Petroleum Corporation	38,391	3,675,938
BP p.l.c., ADR	46,650	3,305,153
Burlington Resources Inc.	40,616	3,302,893
China Petroleum & Chemical Corporation, H Shares (A) .	3,594,000	1,644,713
Exxon Mobil Corporation	66,603	4,231,955
		16,160,652

See Notes to Schedule of Investments on page 20.

The Investments of Ivy Asset Strategy Fund

September 30, 2005

COMMON STOCKS (Continued)	Shares	Value
Petroleum – Services – 4.23%		
Baker Hughes Incorporated........................	28,100	$ 1,677,008
Schlumberger Limited	38,850	3,278,163
Transocean Inc.*..................................	31,850	1,952,724
Weatherford International Ltd.*	25,400	1,743,964
		8,651,859
Real Estate Investment Trust – 0.41%		
Keppel Land Limited (A)...........................	388,000	848,413
Retail – Food Stores – 1.37%		
CVS Corporation	49,200	1,427,292
Walgreen Co.	31,404	1,364,504
		2,791,796
Security and Commodity Brokers – 2.73%		
Chicago Mercantile Exchange Holdings Inc.	4,181	1,410,251
Franklin Resources, Inc.	9,400	789,224
Goldman Sachs Group, Inc. (The)	12,700	1,544,066
Legg Mason, Inc.	16,800	1,842,792
		5,586,333
Utilities – Electric – 0.35%		
Veolia Environment (A)............................	16,750	706,887
TOTAL COMMON STOCKS – 78.20%		**$159,758,538**

(Cost: $124,077,707)

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Beverages – 0.25%		
Central European Distribution Corporation,		
8.0%, 7–25–12 (C)(D).........................	EUR400	514,456
Capital Equipment – 0.16%		
Hyundai Motor Company,		
5.3%, 12–19–08 (C)	$320	320,580
Construction Materials – 0.26%		
Interface, Inc.:		
7.3%, 4–1–08	160	160,000
9.5%, 2–1–14	170	170,000
Ply Gem Industries, Inc.,		
9.0%, 2–15–12	250	210,000
		540,000

See Notes to Schedule of Investments on page 20.

The Investments of Ivy Asset Strategy Fund

September 30, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies – 0.50%		
ALROSA Finance S.A.,		
8.125%, 5–6–08	$300	$ 320,850
Russian Standard Bank,		
7.5%, 10–7–10 (C)	200	200,000
SLM Corporation,		
4.0%, 7–25–14	200	195,284
Toyota Motor Credit Corporation,		
4.67%, 1–18–15	325	311,844
		1,027,978
Food and Related – 0.09%		
ASG Consolidated LLC and ASG Finance, Inc.,		
0.0%, 11–1–11 (E)	250	**191,250**
Hospital Supply and Management – 0.18%		
US Oncology Holdings, Inc.,		
9.26375%, 3–15–15 (C)	375	**369,375**
Mining – 0.27%		
Vedanta Resources plc,		
6.625%, 2–22–10 (C)	550	**544,024**
Motion Pictures – 0.14%		
Cinemark, Inc.,		
0.0%, 3–15–14 (E)	400	**280,000**
Multiple Industry – 0.23%		
National Rural Utilities Cooperative Finance Corporation,		
3.0%, 2–15–06	250	248,842
Sino-Forest Corporation,		
9.125%, 8–17–11 (C)	200	216,000
		464,842
Utilities – Telephone – 0.38%		
Open Joint Stock Company "Vimpel-Communications",		
10.0%, 6–16–09 (C)	700	**775,250**
TOTAL CORPORATE DEBT SECURITIES – 2.46%		$ 5,027,755

(Cost: $4,920,699)

See Notes to Schedule of Investments on page 20.

The Investments of Ivy Asset Strategy Fund

September 30, 2005

OTHER GOVERNMENT SECURITIES	Principal Amount in Thousands	Value
South Korea – 0.34%		
Korea Development Bank (The),		
3.98%, 10–29–06	$ 700	$ 694,621
United Kingdom – 0.88%		
United Kingdom Treasury,		
4.75%, 6–7–10 (D)	GBP1,000	1,803,895
TOTAL OTHER GOVERNMENT SECURITIES – 1.22%		$ 2,498,516
(Cost: $2,561,244)		

**UNITED STATES GOVERNMENT AND
  GOVERNMENT AGENCY OBLIGATIONS**

	Principal Amount in Thousands	Value
Mortgage-Backed Obligations – 1.52%		
Federal Home Loan Mortgage Corporation Agency		
REMIC/CMO (Interest Only):		
5.0%, 4–15–19	$ 607	92,105
5.0%, 4–15–19	297	47,740
5.0%, 2–15–20	725	53,660
5.0%, 7–15–21	369	42,722
5.0%, 6–15–22	721	46,674
5.0%, 7–15–22	2,619	186,881
5.0%, 11–15–22	730	123,397
5.0%, 1–15–23	523	39,160
5.0%, 4–15–23	231	25,203
5.0%, 5–15–23	506	84,357
5.0%, 8–15–23	375	61,684
5.5%, 11–15–23	1,100	141,685
5.5%, 11–15–23	1,018	100,981
5.0%, 9–15–24	749	75,457
5.5%, 9–15–24	435	41,594
5.5%, 4–15–25	264	31,689
5.5%, 4–15–25	95	13,804
5.0%, 9–15–25	963	113,526
5.0%, 4–15–26	4,083	439,649
5.5%, 2–15–30	364	51,304
5.0%, 8–15–30	547	65,961
5.5%, 3–15–31	500	75,856
Federal National Mortgage Association Agency		
REMIC/CMO (Interest Only):		
5.5%, 11–25–17	668	74,705
5.0%, 5–25–22	433	70,497
5.5%, 9–25–25	387	42,399
5.5%, 11–25–25	998	98,529

See Notes to Schedule of Investments on page 20.

The Investments of Ivy Asset Strategy Fund

September 30, 2005

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Agency REMIC/CMO (Interest Only):		
5.0%, 1–20–30	$ 920	$ 147,695
5.0%, 6–20–31	1,003	156,469
5.0%, 7–20–33	206	40,984
5.5%, 11–20–33	1,069	195,757
5.5%, 7–1–35	1,771	319,513
		3,101,637
Treasury Obligation – 1.74%		
United States Treasury Note,		
1.5%, 3–31–06	3,600	**3,557,671**
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 3.26%		**$ 6,659,308**
(Cost: $6,458,155)		

UNREALIZED GAIN ON OPEN FORWARD CURRENCY CONTRACTS – 0.05%	Face Amount in Thousands	
British Pound, 3–8–06 (D)	GBP1,820	83,506
Euro, 6–8–06 (D)	EUR 300	7,394
Euro, 7–19–06 (D)	400	2,915
		$ 93,815

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Capital Equipment – 1.47%		
Deere (John) Capital Corporation,		
3.7%, 10–5–05	$3,000	**2,998,767**
Finance Companies – 2.44%		
USAA Capital Corp.,		
3.75%, 10–4–05	5,000	**4,998,437**
Health Care – Drugs – 1.88%		
Alcon Capital Corporation (Nestle S.A.),		
3.8%, 10–6–05	3,840	**3,837,973**

See Notes to Schedule of Investments on page 20.

The Investments of Ivy Asset Strategy Fund

September 30, 2005

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Electric – 1.66%		
Wisconsin Electric Power Co.,		
3.88%, 10–3–05	$3,392	$ 3,391,269
TOTAL SHORT-TERM SECURITIES – 7.45%		$ 15,226,446
(Cost: $15,226,446)		
TOTAL INVESTMENT SECURITIES – 97.93%		$200,067,825
(Cost: $162,575,659)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.07%		4,220,807
NET ASSETS – 100.00%		$204,288,632

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definitions of these acronyms are as follows: REMIC – Real Estate Mortgage Investment Conduit; CMO – Collateralized Mortgage Obligation.

The following credit default swap agreements were outstanding at September 30, 2005. (See Note 7 to financial statements):

Counterparty	Reference Entity	Fixed Rate	Expiration Date	Notional Amount	Unrealized Appreciation/ Depreciation
Merrill Lynch International	Dow Jones CDX Emerging Markets Series 4	1.8%	12-20-10	$1,800	$(16,290)
Merrill Lynch International	Dow Jones CDX North America High Yield Series 4	3.6%	6-20-10	1,188	(35,350)
					$(51,640)

 *No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

(B) Securities serve as cover for the following written call options outstanding at September 30, 2005. (See Note 6 to financial statements):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Bunge Limited	120	October/62.5	$ 6,653	$240
Deere & Company	150	October/70	7,199	375
			$13,852	$615

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers At September 30, 2005, the total value of these securities amounted to $4,070,863 or 1.99% of net assets.

(D) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR – Euro, GBP – British Pound).

(E) The security does not bear interest for an initial period of time and subsequently becomes interest bearing.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY ASSET STRATEGY FUND
September 30, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (Notes 1 and 3):	
Bullion (cost – $9,332)	$ 10,803
Securities (cost – $153,244)	189,265
	200,068
Cash denominated in foreign currencies (cost – $980)	980
Receivables:	
Fund shares sold	4,930
Investment securities sold	969
Dividends and interest	386
Amortized swap premiums paid (Note 7)	25
Prepaid and other assets	40
Total assets	207,398

LIABILITIES

Payable for investment securities purchased	2,153
Due to custodian	497
Payable to Fund shareholders	319
Unrealized depreciation on swap agreements	52
Accrued shareholder servicing (Note 2)	40
Accrued accounting services fee (Note 2)	6
Accrued management fee (Note 2)	4
Accrued distribution fee (Note 2)	2
Accrued service fee (Note 2)	2
Amortized swap premiums received (Note 7)	2
Outstanding written options at market (premium received – $14) (Note 6)	1
Other	31
Total liabilities	3,109
Total net assets	$204,289

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 125
Additional paid-in capital	164,797
Accumulated undistributed income:	
Accumulated undistributed net investment income	245
Accumulated undistributed net realized gain	
on investment transactions	1,665
Net unrealized appreciation in value of investments	37,457
Net assets applicable to outstanding units of capital	$204,289

Net asset value per share (net assets divided by shares outstanding):	
Class A	$16.48
Class B	$16.29
Class C	$16.32
Class Y	$16.50
Capital shares outstanding:	
Class A	5,341
Class B	1,101
Class C	5,544
Class Y	476
Capital shares authorized	200,000

See Notes to Financial Statements.

Statement of Operations

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $41)	$ 1,061
Interest and amortization	484
Total income	1,545

Expenses (Note 2):

Investment management fee	493
Distribution fee:	
Class A	6
Class B	52
Class C	244
Shareholder servicing:	
Class A	73
Class B	24
Class C	74
Class Y	5
Service fee:	
Class A	65
Class B	17
Class C	81
Class Y	8
Accounting services fee	33
Custodian fees	20
Audit fees	11
Other	62
Total expenses	1,268
Net investment income	277

**REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on securities	1,116
Realized net loss on written options	(318)
Realized net gain on purchased options	96
Realized net loss on foreign currency transactions	(17)
Realized net gain on investments	877
Unrealized appreciation in value of securities during the period	22,754
Unrealized appreciation in value of written options during the period	13
Unrealized appreciation in value of forward currency contracts during the period	316
Unrealized appreciation in value of foreign currency during the period	2
Unrealized appreciation in value of investments during the period	23,085
Net gain on investments	23,962
Net increase in net assets resulting from operations	$24,239

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY ASSET STRATEGY FUND
(In Thousands)

	For the six months ended September 30, 2005	For the fiscal year ended March 31, 2005
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 277	$ 13
Realized net gain on investments	877	906
Unrealized appreciation.	23,085	8,196
Net increase in net assets resulting from operations.	24,239	9,115
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(100)
Class B	(—)	(9)
Class C	(—)	(60)
Class Y	(—)	(11)
Realized gains on investment transactions:		
Class A	(—)	(207)
Class B	(—)	(78)
Class C	(—)	(396)
Class Y	(—)	(24)
	(—)	(885)
Capital share transactions (Note 5)	70,969	25,513
Total increase	95,208	33,743
NET ASSETS		
Beginning of period.	109,081	75,338
End of period.	$204,289	$109,081
Undistributed net investment income (loss)	$ 245	$ (15)

(1)See "Financial Highlights" on pages 24 - 27.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 7-10-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$14.21	$12.86	$11.18	$11.33	$11.98	$15.22
Income (loss) from investment operations:						
Net investment income . . .	0.03	0.06	0.08	0.16	0.25	0.15
Net realized and unrealized gain (loss) on investments.	2.24	1.47	1.71	(0.16)	(0.40)	(0.60)
Total from investment operations	2.27	1.53	1.79	(0.00)	(0.15)	(0.45)
Less distributions from:						
Net investment income . . .	(0.00)	(0.07)	(0.11)	(0.15)	(0.30)	(0.13)
Capital gains	(0.00)	(0.11)	(0.00)	(0.00)	(0.20)	(2.66)
Total distributions	(0.00)	(0.18)	(0.11)	(0.15)	(0.50)	(2.79)
Net asset value, end of period.	$16.48	$14.21	$12.86	$11.18	$11.33	$11.98
Total return[2]	15.98%	12.02%	16.06%	0.00%	−1.25%	−3.77%
Net assets, end of period (in millions)	$88	$39	$17	$9	$4	$2
Ratio of expenses to average net assets	1.37%[3]	1.44%	1.47%	1.40%	1.45%	1.26%[3]
Ratio of net investment income to average net assets	0.78%[3]	0.56%	0.53%	1.23%	2.28%	2.26%[3]
Portfolio turnover rate.	25%	98%	254%	109%	143%	215%[4]

(1)Commencement of operations of the class.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.
(4)For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

| | For the six months ended 9-30-05 | For the fiscal year ended March 31, | | | | For the period from 7-3-00[1] to 3-31-01 |
		2005	2004	2003	2002	
Net asset value, beginning of period	$14.11	$12.83	$11.17	$11.32	$11.97	$15.21
Income (loss) from investment operations:						
Net investment income (loss)	0.01	(0.03)	(0.03)	0.05	0.17	0.07
Net realized and unrealized gain (loss) on investments.	2.17	1.44	1.71	(0.15)	(0.41)	(0.60)
Total from investment operations	2.18	1.41	1.68	(0.10)	(0.24)	(0.53)
Less distributions from:						
Net investment income . . .	(0.00)	(0.02)	(0.02)	(0.05)	(0.21)	(0.05)
Capital gains	(0.00)	(0.11)	(0.00)	(0.00)	(0.20)	(2.66)
Total distributions	(0.00)	(0.13)	(0.02)	(0.05)	(0.41)	(2.71)
Net asset value, end of period.	$16.29	$14.11	$12.83	$11.17	$11.32	$11.97
Total return	15.45%	11.02%	15.07%	−0.92%	−2.03%	−4.35%
Net assets, end of period (in millions)	$18	$11	$7	$3	$3	$2
Ratio of expenses to average net assets	2.23%[2]	2.30%	2.38%	2.35%	2.25%	2.15%[2]
Ratio of net investment income (loss) to average net assets	−0.05%[2]	−0.30%	−0.40%	0.31%	1.50%	1.37%[2]
Portfolio turnover rate.	25%	98%	254%	109%	143%	215%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$14.12	$12.83	$11.17	$11.32	$11.97	$15.21
Income (loss) from investment operations:						
Net investment income (loss)	0.01	(0.03)	(0.03)	0.05	0.19	0.11
Net realized and unrealized gain (loss) on investments.	2.19	1.45	1.73	(0.14)	(0.43)	(0.62)
Total from investment operations	2.20	1.42	1.70	(0.09)	(0.24)	(0.51)
Less distributions from:						
Net investment income	(0.00)	(0.02)	(0.04)	(0.06)	(0.21)	(0.07)
Capital gains	(0.00)	(0.11)	(0.00)	(0.00)	(0.20)	(2.66)
Total distributions	(0.00)	(0.13)	(0.04)	(0.06)	(0.41)	(2.73)
Net asset value, end of period	$16.32	$14.12	$12.83	$11.17	$11.32	$11.97
Total return	15.58%	11.11%	15.21%	–0.79%	–1.98%	–4.22%
Net assets, end of period (in millions)	$90	$55	$49	$51	$47	$54
Ratio of expenses to average net assets	2.10%[1]	2.21%	2.27%	2.20%	2.20%	2.15%
Ratio of net investment income (loss) to average net assets	0.08%[1]	–0.22%	–0.26%	0.46%	1.59%	0.86%
Portfolio turnover rate	25%	98%	254%	109%	143%	215%

[1]Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$14.22	$12.87	$11.18	$11.33	$11.98	$15.26
Income (loss) from investment operations:						
Net investment income	0.05	0.08	0.09	0.11	0.28	0.24
Net realized and unrealized gain (loss) on investments.	2.23	1.45	1.71	(0.10)	(0.42)	(0.63)
Total from investment operations	2.28	1.53	1.80	0.01	(0.14)	(0.39)
Less distributions from:						
Net investment income	(0.00)	(0.07)	(0.11)	(0.16)	(0.31)	(0.23)
Capital gains	(0.00)	(0.11)	(0.00)	(0.00)	(0.20)	(2.66)
Total distributions	(0.00)	(0.18)	(0.11)	(0.16)	(0.51)	(2.89)
Net asset value, end of period.	$16.50	$14.22	$12.87	$11.18	$11.33	$11.98
Total return	16.03%	12.05%	16.19%	0.08%	−1.14%	−3.39%
Net assets, end of period (in millions)	$8	$4	$2	$1	$1	$1
Ratio of expenses to average net assets	1.28%[1]	1.35%	1.39%	1.32%	1.33%	1.32%
Ratio of net investment income to average net assets	1.00%[1]	0.66%	0.67%	1.34%	2.44%	1.71%
Portfolio turnover rate.	25%	98%	254%	109%	143%	215%

(1)Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY CAPITAL APPRECIATION FUND

Portfolio Highlights

On September 30, 2005, Ivy Capital Appreciation Fund had net assets totaling $32,915,100 invested in a diversified portfolio of:

85.58%	Common Stocks
14.42%	Cash and Cash Equivalents and Put Options

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



	Health Care Stocks	$23.33
	Technology Stocks	$17.61
	Cash and Cash Equivalents and Put Options	$14.42
	Energy Stocks	$ 9.56
	Financial Services Stocks	$ 6.67
	Retail Stocks.	$ 6.07
	Multi-Industry Stocks	$ 5.72
	Consumer Nondurables Stocks	$ 4.50
	Business Equipment and Services Stocks . .	$ 3.82
	Miscellaneous Stocks.	$ 2.93
	Consumer Services Stocks	$ 2.76
	Transportation Stocks.	$ 2.61

The Investments of Ivy Capital Appreciation Fund

September 30, 2005

COMMON STOCKS	Shares	Value
Air Transportation – 0.29%		
Southwest Airlines Co.	6,400	$ 95,040
Aircraft – 2.75%		
Boeing Company (The)	8,000	543,600
United Technologies Corporation.	7,000	362,880
		906,480
Aluminum – 0.22%		
Alcoa Incorporated.	3,000	73,260
Banks – 1.19%		
Bank of America Corporation.	5,000	210,500
Citigroup Inc.	4,000	182,080
		392,580
Broadcasting – 1.56%		
Comcast Corporation, Class A*.	10,000	293,250
Viacom Inc., Class B	2,300	75,923
XM Satellite Radio Holdings Inc., Class A*	4,000	143,620
		512,793
Business Equipment and Services – 1.02%		
Infosys Technologies Limited (A)	4,500	334,440
Capital Equipment – 0.11%		
Dresser-Rand Group Inc.*	1,450	35,714
Chemicals – Petroleum and Inorganic – 1.14%		
Monsanto Company.	6,000	376,500
Communications Equipment – 1.33%		
Cisco Systems, Inc.*	19,500	349,537
QUALCOMM Incorporated.	2,000	89,370
		438,907
Computers – Main and Mini – 0.83%		
Xerox Corporation*.	20,000	273,000
Computers – Micro – 2.40%		
Apple Computer, Inc.*	4,500	241,267
Dell Inc.*	16,000	547,120
		788,387

See Notes to Schedule of Investments on page 33.

The Investments of Ivy Capital Appreciation Fund

September 30, 2005

COMMON STOCKS (Continued)	Shares	Value
Computers – Peripherals – 4.47%		
EMC Corporation*	15,000	$ 194,100
Microsoft Corporation.	29,000	746,025
Oracle Corporation*	15,000	185,925
SAP Aktiengesellschaft, ADR	8,000	346,640
		1,472,690
Defense – 1.64%		
General Dynamics Corporation	4,500	**537,975**
Electronic Components – 3.56%		
Analog Devices, Inc.	7,000	259,980
Intel Corporation.	19,000	468,255
Maxim Integrated Products, Inc.	8,000	341,160
Texas Instruments Incorporated.	3,000	101,700
		1,171,095
Electronic Instruments – 0.63%		
KLA-Tencor Corporation	1,700	82,884
Novellus Systems, Inc.	5,000	125,425
		208,309
Finance Companies – 1.83%		
Fannie Mae.	1,500	67,230
SLM Corporation	10,000	536,400
		603,630
Health Care – Drugs – 7.66%		
Amgen Inc.*	7,000	557,550
Genentech, Inc.*	5,500	463,155
Gilead Sciences, Inc. (A) *	8,000	389,680
MedImmune, Inc.*	11,000	369,930
Pfizer Inc.	12,000	299,640
Schering-Plough Corporation	13,000	273,650
Teva Pharmaceutical Industries Limited, ADR	5,000	167,050
		2,520,655
Health Care – General – 6.52%		
Da Vita Inc.*	10,000	460,700
Johnson & Johnson	8,000	506,240
Schein (Henry), Inc.*	10,000	425,950
St. Jude Medical, Inc.*	8,000	374,400
Zimmer Holdings, Inc.*.	5,500	378,895
		2,146,185

See Notes to Schedule of Investments on page 33.

COMMON STOCKS (Continued)	Shares	Value
Hospital Supply and Management – 9.15%		
Aetna Inc.	7,500	$ 646,050
Caremark Rx, Inc.*.	7,500	374,475
HCA Inc.	1,575	75,474
Health Net, Inc.*.	8,000	378,560
PSS World Medical, Inc.*.	12,000	159,600
PacifiCare Health Systems, Inc.*.	7,500	598,350
Triad Hospitals, Inc.*.	5,500	248,985
WellPoint, Inc.*	7,000	530,740
		3,012,234
Hotels and Gaming – 0.54%		
Hilton Hotels Corporation.	8,000	**178,560**
Household – General Products – 2.71%		
Colgate-Palmolive Company	9,000	475,110
Procter & Gamble Company (The)	7,000	416,220
		891,330
Insurance – Property and Casualty – 0.27%		
Berkshire Hathaway Inc., Class B*	32	**87,392**
Leisure Time Industry – 0.66%		
Royal Caribbean Cruises Ltd.	5,000	**216,000**
Multiple Industry – 5.72%		
China Netcom Group Corporation (Hong Kong)		
Limited, ADR.	3,000	103,020
General Electric Company	16,000	538,720
Google Inc., Class A*.	3,100	979,972
Huntsman Corporation*	5,000	97,750
Las Vegas Sands, Inc.*	5,000	164,550
		1,884,012
Petroleum – International – 4.89%		
Anadarko Petroleum Corporation	3,000	287,250
Apache Corporation.	5,000	376,100
Burlington Resources Inc.	5,000	406,600
Exxon Mobil Corporation	8,500	540,090
		1,610,040
Petroleum – Services – 4.67%		
Nabors Industries Ltd.*.	5,500	395,065
Patterson-UTI Energy, Inc.	11,000	396,495
Schlumberger Limited	5,000	421,900
Transocean Inc.*.	5,300	324,943
		1,538,403

See Notes to Schedule of Investments on page 33.

The Investments of Ivy Capital Appreciation Fund

September 30, 2005

COMMON STOCKS (Continued)	Shares	Value
Railroad – 1.27%		
Burlington Northern Santa Fe Corporation	7,000	$ 418,600
Restaurants – 1.22%		
Applebee's International, Inc.	3,000	62,055
Cheesecake Factory Incorporated (The)*	8,000	249,800
P.F. Chang's China Bistro, Inc.*	2,000	89,630
		401,485
Retail – Food Stores – 3.39%		
CVS Corporation	19,000	551,190
Walgreen Co.	13,000	564,850
		1,116,040
Retail – General Merchandise – 1.46%		
Target Corporation	5,000	259,650
Wal-Mart Stores, Inc.	5,000	219,100
		478,750
Security and Commodity Brokers – 3.38%		
Goldman Sachs Group, Inc. (The)	4,000	486,320
Legg Mason, Inc.	2,500	274,225
Merrill Lynch & Co., Inc.	4,000	245,400
Morgan Stanley	2,000	107,880
		1,113,825
Timesharing and Software – 2.80%		
eBay Inc.*	10,000	411,950
Yahoo! Inc.*	15,000	507,975
		919,925
Tobacco – 1.79%		
Altria Group, Inc.	8,000	589,680
Trucking and Shipping – 1.05%		
United Parcel Service, Inc., Class B	5,000	345,650
Utilities – Telephone – 1.46%		
SBC Communications Inc.	20,000	479,400
TOTAL COMMON STOCKS – 85.58%		$28,168,966
(Cost: $24,866,333)		

PUT OPTIONS – 0.03%	Number of Contracts	
CVS Corporation, October 27.5, Expires 10–22–05	190	3,800
Walgreen Co., October 42.5, Expires 10–22–05	130	4,550
(Cost: $24,051)		$ 8,350

See Notes to Schedule of Investments on page 33.

The Investments of Ivy Capital Appreciation Fund

September 30, 2005

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Commercial Paper		
Capital Equipment – 4.25%		
Caterpillar Inc.,		
3.74%, 10–14–05	$1,400	**$ 1,398,109**
Publishing – 4.25%		
Tribune Co.,		
3.91%, 10–3–05	1,401	**1,400,696**
Total Commercial Paper – 8.50%		**2,798,805**
Repurchase Agreement – 4.71%		
J.P. Morgan Securities Inc., 2.75% Repurchase		
agreement dated 9–30–05 to be repurchased		
at $1,549,355 on 10–3–05 (B)	1,549	**1,549,000**
TOTAL SHORT-TERM SECURITIES – 13.21%		**$ 4,347,805**
(Cost: $4,347,805)		
TOTAL INVESTMENT SECURITIES – 98.82%		**$32,525,121**
(Cost: $29,238,189)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.18%		**389,979**
NET ASSETS – 100.00%		**$32,915,100**

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A) Securities serve as cover for the following written call options outstanding at September 30, 2005. (See Note 6 to financial statements):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Gilead Sciences, Inc.	40	November/50	$3,748	$ 5,600
Infosys Technologies Limited	43	October/75	5,236	8,600
			$8,984	$14,200

(B) Collateralized by $1,533,344 United States Treasury Note, 6.5% due 10-15-06; market value and accrued interest aggregate $1,579,594.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY CAPITAL APPRECIATION FUND
September 30, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (Notes 1 and 3):	
Securities (cost – $27,689)	$30,976
Repurchase Agreement (cost – $1,549)	1,549
	32,525
Receivables:	
Investment securities sold	386
Fund shares sold	357
Dividends and interest	14
Prepaid and other assets	45
Total assets	33,327

LIABILITIES

Payable for investment securities purchased	243
Due to custodian	101
Payable to Fund shareholders	42
Outstanding written options at market (premium received – $9) (Note 6)	14
Accrued shareholder servicing (Note 2)	9
Accrued accounting services fee (Note 2)	2
Accrued management fee (Note 2)	1
Accrued distribution and service fees (Note 2)	—*
Total liabilities	412
Total net assets	$32,915

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 39
Additional paid-in capital	32,026
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(52)
Accumulated undistributed net realized loss on investment transactions	(2,380)
Net unrealized appreciation in value of securities	3,282
Net assets applicable to outstanding units of capital	$32,915

Net asset value per share (net assets divided by shares outstanding):

Class A	$8.58
Class B	$8.15
Class C	$8.13
Class Y	$8.58

Capital shares outstanding:

Class A	2,893
Class B	228
Class C	748
Class Y	18
Capital shares authorized	350,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY CAPITAL APPRECIATION FUND
For the Six Months Ended September 30, 2005
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Dividends	$ 85
Interest and amortization	35
Total income	120
Expenses (Note 2):	
Investment management fee	78
Shareholder servicing:	
Class A	25
Class B	4
Class C	6
Class Y	—*
Service fee:	
Class A	21
Class B	2
Class C	5
Class Y	—*
Registration fees	27
Distribution fee:	
Class A	2
Class B	6
Class C	16
Audit fees	13
Accounting services fee	10
Custodian fees	5
Other	5
Total	225
Less voluntary waiver of investment management fee (Note 2)	(54)
Total expenses	171
Net investment loss	(51)

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	312
Realized net gain on written options	13
Realized net gain on investments	325
Unrealized appreciation in value of securities during the period	1,471
Unrealized depreciation in value of purchased options during the period	(16)
Unrealized depreciation in value of written options during the period	(5)
Unrealized appreciation in value of investments during the period	1,450
Net gain on investments	1,775
Net increase in net assets resulting from operations	$1,724

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY CAPITAL APPRECIATION FUND
(In Thousands)

	For the six months ended September 30, 2005	For the fiscal year ended March 31, 2005
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (51)	$ (20)
Realized net gain on investments	325	167
Unrealized appreciation.	1,450	535
Net increase in net assets resulting from operations.	1,724	682
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A.	(—)	(—)
Class B.	(—)	(—)
Class C.	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A.	(—)	(—)
Class B.	(—)	(—)
Class C.	(—)	(—)
Class Y	(—)	(—)
	(—)	(—)
Capital share transactions (Note 5)	16,790	5,857
Total increase	18,514	6,539
NET ASSETS		
Beginning of period.	14,401	7,862
End of period.	$32,915	$14,401
Undistributed net investment loss	$ (52)	$ (1)

(1)See "Financial Highlights" on pages 37 - 40.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 6-30-00[2] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$7.99	$7.52	$5.73	$6.43	$7.19	$10.00
Income (loss) from investment operations:						
Net investment income (loss)	(0.01)[3]	(0.02)	(0.06)	(0.03)	(0.08)	0.00
Net realized and unrealized gain (loss) on investments.	0.60[3]	0.49	1.85	(0.67)	(0.68)	(2.81)
Total from investment operations	0.59	0.47	1.79	(0.70)	(0.76)	(2.81)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period . .	$8.58	$7.99	$7.52	$5.73	$6.43	$ 7.19
Total return[4]	7.38%	6.25%	31.24%	−10.89%	−10.57%	−28.10%
Net assets, end of period (in millions)	$25	$11	$6	$4	$4	$4
Ratio of expenses to average net assets including voluntary expense waiver . . .	1.22%[5]	1.19%	1.47%	1.50%	1.62%	1.27%[5]
Ratio of net investment income (loss) to average net assets including voluntary expense waiver . . .	−0.22%[5]	0.03%	−1.05%	−0.67%	−0.92%	−0.09%[5]
Ratio of expenses to average net assets excluding voluntary expense waiver . . .	1.66%[5]	1.84%	2.12%	2.15%	2.17%	1.80%[5]
Ratio of net investment loss to average net assets excluding voluntary expense waiver . . .	−0.66%[5]	−0.62%	−1.70%	−1.32%	−1.46%	−0.62%[5]
Portfolio turnover rate.	24%	62%	115%	145%	96%	73%

(1)Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2)Commencement of operations of the class.
(3)Based on average weekly shares outstanding.
(4)Total return calculated without taking into account the sales load deducted on an initial purchase.
(5)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 7-13-00[2] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$7.62	$7.26	$5.58	$6.31	$7.12	$10.06
Income (loss) from investment operations:						
Net investment loss.	(0.05)[3]	(0.01)	(0.09)	(0.11)	(0.13)	(0.05)
Net realized and unrealized gain (loss) on investments.	0.58[3]	0.37	1.77	(0.62)	(0.68)	(2.89)
Total from investment operations	0.53	0.36	1.68	(0.73)	(0.81)	(2.94)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period . .	$8.15	$7.62	$7.26	$5.58	$6.31	$ 7.12
Total return	6.96%	4.96%	30.11%	−11.57%	−11.38%	−29.22%
Net assets, end of period (in thousands)	$1,861	$1,068	$538	$247	$358	$296
Ratio of expenses to average net assets including voluntary expense waiver . . .	2.16%[4]	2.03%	2.28%	2.47%	2.56%	2.45%[4]
Ratio of net investment loss to average net assets including voluntary expense waiver	−1.17%[4]	−0.81%	−1.87%	−1.63%	−1.86%	−1.74%[4]
Ratio of expenses to average net assets excluding voluntary expense waiver . . .	2.61%[4]	2.68%	2.93%	3.12%	3.42%	3.48%[4]
Ratio of net investment loss to average net assets excluding voluntary expense waiver	−1.62%[4]	−1.46%	−2.52%	−2.28%	−2.71%	−2.77%[4]
Portfolio turnover rate.	24%	62%	115%	145%	96%	73%

(1)Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2)Commencement of operations of the class.
(3)Based on average weekly shares outstanding.
(4)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 7-6-00[2] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$7.60	$7.24	$5.57	$ 6.32	$ 7.13	$10.01
Income (loss) from investment operations:						
Net investment income (loss)	(0.04)[3]	0.03	(0.11)	(0.12)	(0.19)	(0.06)
Net realized and unrealized gain (loss) on investments.	0.57[3]	0.33	1.78	(0.63)	(0.62)	(2.82)
Total from investment operations	0.53	0.36	1.67	(0.75)	(0.81)	(2.88)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$8.13	$7.60	$7.24	$ 5.57	$ 6.32	$ 7.13
Total return	6.97%	4.97%	29.98%	–11.87%	–11.36%	–28.77%
Net assets, end of period (in thousands)	$6,079	$2,373	$1,374	$685	$865	$2
Ratio of expenses to average net assets including voluntary expense waiver . .	1.99%[4]	2.15%	2.46%	2.64%	2.76%	2.35%[4]
Ratio of net investment loss to average net assets including voluntary expense waiver	–1.00%[4]	–0.96%	–2.05%	–1.81%	–2.07%	–1.52%[4]
Ratio of expenses to average net assets excluding voluntary expense waiver . .	2.43%[4]	2.80%	3.11%	3.29%	3.69%	3.34%[4]
Ratio of net investment loss to average net assets excluding voluntary expense waiver	–1.44%[4]	–1.61%	–2.70%	–2.46%	–2.99%	–2.50%[4]
Portfolio turnover rate	24%	62%	115%	145%	96%	73%

(1)Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2)Commencement of operations of the class.
(3)Based on average weekly shares outstanding.
(4)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the period from 9-15-04[2] to 3-31-05
Net asset value, beginning of period	$7.99	$7.33
Income (loss) from investment operations:		
Net investment income (loss)	(0.00)[3]	0.03
Net realized and unrealized gain on investments	0.59[3]	0.63
Total from investment operations	0.59	0.66
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)
Net asset value, end of period	$8.58	$7.99
Total return	7.38%	9.00%
Net assets, end of period (in thousands)	$152	$108
Ratio of expenses to average net assets including voluntary expense waiver	1.09%[4]	1.11%[4]
Ratio of net investment income (loss) to average net assets including voluntary expense waiver	–0.11%[4]	0.47%[4]
Ratio of expenses to average net assets excluding voluntary expense waiver	1.53%[4]	1.76%[4]
Ratio of net investment loss to average net assets excluding voluntary expense waiver	–0.55%[4]	–0.18%[4]
Portfolio turnover rate	24%	62%[5]

(1)Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2)Commencement of operations of the class.
(3)Based on average weekly shares outstanding.
(4)Annualized.
(5)For the fiscal year ended March 31, 2005.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY CORE EQUITY FUND

Portfolio Highlights

On September 30, 2005, Ivy Core Equity Fund had net assets totaling $258,652,264 invested in a diversified portfolio of:

92.76%	Common Stocks
7.24%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



Energy Stocks	$18.89
Technology Stocks	$18.10
Health Care Stocks	$15.98
Financial Services Stocks	$ 8.66
Cash and Cash Equivalents.	$ 7.24
Capital Goods Stocks.	$ 4.89
Multi Industry Stocks	$ 4.71
Consumer Nondurables Stocks	$ 4.66
Utilities Stocks	$ 4.34
Consumer Services Stocks	$ 4.13
Retail Stocks.	$ 3.82
Raw Materials Stocks.	$ 2.54
Miscellaneous Stocks.	$ 2.04

The Investments of Ivy Core Equity Fund

September 30, 2005

COMMON STOCKS	Shares	Value
Aircraft – 5.27%		
Boeing Company (The)	95,100	$ 6,462,045
Goodrich Corporation.	12,300	545,382
Lockheed Martin Corporation	40,404	2,466,260
United Technologies Corporation.	80,200	4,157,568
		13,631,255
Banks – 0.51%		
Bank of America Corporation.	2	84
U.S. Bancorp	46,955	1,318,496
		1,318,580
Beverages – 1.65%		
PepsiCo, Inc.	75,366	**4,274,006**
Broadcasting – 0.49%		
Comcast Corporation, Class A Special	44,400	**1,279,830**
Capital Equipment – 3.81%		
Caterpillar Inc.	79,846	4,690,953
Deere & Company	44,711	2,736,313
Illinois Tool Works Inc.	29,466	2,425,936
		9,853,202
Chemicals – Specialty – 2.54%		
Air Products and Chemicals, Inc.	118,959	**6,559,399**
Communications Equipment – 0.00%		
Avaya Inc.*	1	**10**
Computers – Micro – 0.88%		
Dell Inc.*	66,788	**2,283,816**
Computers – Peripherals – 4.16%		
Computer Associates International, Inc.	6	167
Electronic Arts Inc.*	26,100	1,484,959
Microsoft Corporation.	107,060	2,754,118
SAP Aktiengesellschaft, ADR	150,347	6,514,536
		10,753,780
Defense – 4.01%		
General Dynamics Corporation	86,700	**10,364,985**
Electronic Components – 3.78%		
Intel Corporation.	150,416	3,707,002
Maxim Integrated Products, Inc.	66,100	2,818,835
Texas Instruments Incorporated.	95,600	3,240,840
		9,766,677

See Notes to Schedule of Investments on page 45.

The Investments of Ivy Core Equity Fund

September 30, 2005

COMMON STOCKS (Continued)	Shares	Value
Finance Companies – 2.15%		
SLM Corporation	103,900	$ 5,573,196
Food and Related – 2.16%		
Campbell Soup Company	44,300	1,317,925
Kellogg Company	92,553	4,269,470
		5,587,395
Health Care – Drugs – 7.06%		
Amgen Inc.*	47,588	3,790,384
Genentech, Inc.*	22,700	1,911,567
Gilead Sciences, Inc.*	80,300	3,911,413
Novartis AG, Registered Shares (A)	26,800	1,359,255
Pfizer Inc.	292,023	7,291,814
		18,264,433
Health Care – General – 3.32%		
Boston Scientific Corporation*	90,200	2,107,974
Johnson & Johnson	60,500	3,828,440
Wyeth	57,397	2,655,759
		8,592,173
Hospital Supply and Management – 5.60%		
Aetna Inc.	29,800	2,566,972
Caremark Rx, Inc.*	22,700	1,133,411
Guidant Corporation	31,900	2,197,591
Medtronic, Inc.	82,701	4,434,428
UnitedHealth Group Incorporated	35,200	1,978,240
WellPoint, Inc.*	28,800	2,183,616
		14,494,258
Hotels and Gaming – 1.77%		
Marriott International, Inc., Class A	38,278	2,411,514
Starwood Hotels & Resorts Worldwide, Inc.	38,000	2,172,460
		4,583,974
Household – General Products – 0.85%		
Colgate-Palmolive Company	41,668	2,199,654
Insurance – Property and Casualty – 2.38%		
Berkshire Hathaway Inc., Class B*	2,250	6,144,750
Leisure Time Industry – 1.87%		
Carnival Corporation	96,900	4,843,062
Multiple Industry – 4.71%		
General Electric Company	278,857	9,389,115
Las Vegas Sands, Inc.*	85,000	2,797,350
		12,186,465
Non-Residential Construction – 1.08%		
Fluor Corporation	43,300	2,787,654

See Notes to Schedule of Investments on page 45.

The Investments of Ivy Core Equity Fund

September 30, 2005

COMMON STOCKS (Continued)	Shares	Value
Petroleum – Canada – 0.33%		
Suncor Energy Inc.	14,000	$ 847,420
Petroleum – International – 6.15%		
Burlington Resources Inc.	85,936	6,988,316
Exxon Mobil Corporation	140,579	8,932,390
		15,920,706
Petroleum – Services – 12.41%		
Baker Hughes Incorporated	185,631	11,078,458
Nabors Industries Ltd.*	61,331	4,405,406
Schlumberger Limited	86,588	7,306,295
Smith International, Inc.	42,000	1,399,020
Transocean Inc.*	39,300	2,409,483
Weatherford International Ltd.*	80,000	5,492,800
		32,091,462
Retail – Food Stores – 0.95%		
Walgreen Co.	56,400	2,450,580
Retail – General Merchandise – 2.87%		
Family Dollar Stores, Inc.	116,200	2,308,894
Kohl's Corporation*	78,000	3,914,040
Target Corporation	22,900	1,189,197
		7,412,131
Security and Commodity Brokers – 3.62%		
Goldman Sachs Group, Inc. (The)	64,000	7,781,120
Lehman Brothers Holdings Inc.	13,600	1,584,128
		9,365,248
Timesharing and Software – 1.04%		
Yahoo! Inc.*	79,600	2,695,654
Trucking and Shipping – 1.00%		
United Parcel Service, Inc., Class B	37,266	2,576,199
Utilities – Electric – 1.19%		
Dominion Resources, Inc.	35,672	3,072,786
Utilities – Telephone – 3.15%		
SBC Communications Inc.	54,800	1,313,556
Sprint Nextel Corporation	63,200	1,502,896
Vodafone Group Plc, ADR	205,077	5,325,850
		8,142,302
TOTAL COMMON STOCKS – 92.76%		**$239,917,042**
(Cost: $170,126,028)		

See Notes to Schedule of Investments on page 45.

The Investments of Ivy Core Equity Fund

September 30, 2005

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Finance Companies – 1.93%		
USAA Capital Corp.,		
3.75%, 10–4–05	$5,000	$ 4,998,437
Food and Related – 1.93%		
Sara Lee Corporation,		
3.82%, 10–18–05	5,000	4,990,981
Forest and Paper Products – 1.18%		
Sonoco Products Co.,		
3.94%, 10–3–05	3,047	3,046,333
Health Care – General – 1.55%		
Baxter International Inc.,		
3.87%, 10–3–05	4,000	3,999,140
Retail – General Merchandise – 0.96%		
Target Corporation,		
3.75%, 10–11–05	2,500	2,497,396
TOTAL SHORT-TERM SECURITIES – 7.55%		$ 19,532,287
(Cost: $19,532,287)		
TOTAL INVESTMENT SECURITIES – 100.31%		$259,449,329
(Cost: $189,658,315)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.31%)		(797,065)
NET ASSETS – 100.00%		$258,652,264

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY CORE EQUITY FUND
September 30, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $189,658) (Notes 1 and 3)	$259,449
Receivables:	
Fund shares sold.	278
Dividends and interest.	215
Prepaid and other assets	31
Total assets	259,973

LIABILITIES

Payable for investment securities purchased	565
Payable to Fund shareholders	438
Due to custodian	110
Accrued shareholder servicing (Note 2)	108
Accrued accounting services fee (Note 2)	8
Accrued management fee (Note 2)	5
Accrued distribution fee (Note 2)	4
Accrued service fee (Note 2)	2
Other	81
Total liabilities	1,321
Total net assets	$258,652

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 280
Additional paid-in capital	222,949
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(941)
Accumulated undistributed net realized loss	
on investment transactions	(33,425)
Net unrealized appreciation in value of investments.	69,789
Net assets applicable to outstanding units of capital.	$258,652
Net asset value per share (net assets divided by shares outstanding):	
Class A	$9.52
Class B	$9.05
Class C	$9.12
Class Y	$9.89
Capital shares outstanding:	
Class A	7,294
Class B	1,252
Class C	19,334
Class Y	166
Capital shares authorized	450,000

See Notes to Financial Statements.

Statement of Operations

IVY CORE EQUITY FUND
For the Six Months Ended September 30, 2005
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $8)	$ 1,543
Interest and amortization	151
Total income	1,694
Expenses (Note 2):	
Investment management fee	909
Distribution fee:	
Class A	4
Class B	43
Class C	673
Shareholder servicing:	
Class A	121
Class B	29
Class C	324
Class Y	1
Service fee:	
Class A	80
Class B	14
Class C	224
Class Y	2
Accounting services fee	47
Audit fees	19
Custodian fees	9
Legal fees	2
Other	91
Total expenses	2,592
Net investment loss	(898)

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on securities	7,448
Realized net gain on foreign currency transactions	6
Realized net gain on investments	7,454
Unrealized appreciation in value of investments during the period	6,340
Net gain on investments	13,794
Net increase in net assets resulting from operations	$12,896

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY CORE EQUITY FUND
(In Thousands)

	For the six months ended September 30, 2005	For the fiscal year ended March 31, 2005
DECREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (898)	$ (1,241)
Realized net gain on investments	7,454	27,867
Unrealized appreciation.	6,340	1,599
Net increase in net assets resulting from operations	12,896	28,225
Distributions to shareholders from (Note 1F):[(1)]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(—)	(—)
Capital share transactions (Note 5)	(16,236)	(55,488)
Total decrease	(3,340)	(27,263)
NET ASSETS		
Beginning of period.	261,992	289,255
End of period.	$258,652	$261,992
Undistributed net investment loss	$ (941)	$ (49)

(1)See "Financial Highlights" on pages 49 - 52.

See Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND[1]
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 7-3-00[2] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$9.03	$8.08	$6.63	$8.89	$9.51	$13.89
Income (loss) from investment operations:						
Net investment income (loss)	(0.01)	0.02	0.01	(0.08)	(0.20)	0.00
Net realized and unrealized gain (loss) on investments. . .	0.50	0.93	1.44	(2.18)	(0.11)	(2.00)
Total from investment operations	0.49	0.95	1.45	(2.26)	(0.31)	(2.00)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)	(2.38)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)	(2.38)
Net asset value, end of period	$9.52	$9.03	$8.08	$6.63	$8.89	$ 9.51
Total return[3]	5.43%	11.76%	21.87%	−25.42%	−3.18%	−16.72%
Net assets, end of period (in millions)	$70	$65	$75	$13	$9	$4
Ratio of expenses to average net assets	1.44%[4]	1.50%	1.46%	1.31%	1.26%	1.18%[4]
Ratio of net investment income (loss) to average net assets	−0.13%[4]	0.07%	0.24%	0.28%	−0.11%	−0.11%[4]
Portfolio turnover rate.	20%	42%	59%	39%	22%	39%[5]

(1)Core Equity Fund (formerly Total Return Fund) changed its name effective October 2, 2000.
(2)Commencement of operations of the class.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND[1]
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 7-11-00[2] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$8.63	$7.78	$6.45	$8.74	$9.44	$14.10
Income (loss) from investment operations:						
Net investment loss.	(0.05)	(0.07)	(0.05)	(0.06)	(0.14)	(0.05)
Net realized and unrealized gain (loss) on investments. .	0.47	0.92	1.38	(2.23)	(0.25)	(2.23)
Total from investment operations	0.42	0.85	1.33	(2.29)	(0.39)	(2.28)
Less distributions from:						
Net investment income . . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)	(2.38)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)	(2.38)
Net asset value, end of period	$9.05	$8.63	$7.78	$6.45	$8.74	$ 9.44
Total return	4.87%	10.93%	20.62%	−26.20%	−4.06%	−18.50%
Net assets, end of period (in millions)	$11	$12	$12	$5	$6	$5
Ratio of expenses to average net assets	2.34%[3]	2.36%	2.42%	2.36%	2.18%	2.11%[3]
Ratio of net investment loss to average net assets	−1.04%[3]	−0.77%	−0.66%	−0.76%	−1.04%	−1.02%[3]
Portfolio turnover rate.	20%	42%	59%	39%	22%	39%[4]

(1)Core Equity Fund (formerly Total Return Fund) changed its name effective October 2, 2000.
(2)Commencement of operations of the class.
(3)Annualized.
(4)For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND[1]
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$8.68	$7.82	$6.48	$8.76	$9.45	$13.76
Income (loss) from investment operations:						
Net investment loss.	(0.05)	(0.06)	(0.04)	(0.04)	(0.08)	(0.11)
Net realized and unrealized gain (loss) on investments. . . .	0.49	0.92	1.38	(2.24)	(0.30)	(1.82)
Total from investment operations	0.44	0.86	1.34	(2.28)	(0.38)	(1.93)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)	(2.38)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)	(2.38)
Net asset value, end of period	$9.12	$8.68	$7.82	$6.48	$8.76	$ 9.45
Total return	5.07%	11.00%	20.68%	−26.03%	−3.94%	−16.40%
Net assets, end of period (in millions)	$176	$183	$200	$200	$356	$440
Ratio of expenses to average net assets	2.19%[2]	2.22%	2.27%	2.18%	2.05%	1.97%
Ratio of net investment loss to average net assets	−0.89%[2]	−0.63%	−0.45%	−0.58%	−0.91%	−0.93%
Portfolio turnover rate	20%	42%	59%	39%	22%	39%

[1]Core Equity Fund (formerly Total Return Fund) changed its name effective October 2, 2000.
[2]Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND[1]
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$9.38	$8.37	$6.86	$9.19	$9.82	$14.08
Income (loss) from investment operations:						
Net investment income (loss)	0.02	0.25	0.05	0.04	(0.11)	(0.04)
Net realized and unrealized gain (loss) on investments. . . .	0.49	0.76	1.46	(2.37)	(0.21)	(1.84)
Total from investment operations	0.51	1.01	1.51	(2.33)	(0.32)	(1.88)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)	(2.38)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)	(2.38)
Net asset value, end of period.	$9.89	$9.38	$8.37	$6.86	$9.19	$ 9.82
Total return	5.44%	12.07%	22.01%	–25.35%	–3.18%	–15.62%
Net assets, end of period (in millions)	$2	$2	$2	$2	$4	$2
Ratio of expenses to average net assets	1.22%[2]	1.24%	1.26%	1.20%	1.17%	1.15%
Ratio of net investment income (loss) to average net assets	0.09%[2]	0.34%	0.61%	0.40%	–0.03%	–0.11%
Portfolio turnover rate.	20%	42%	59%	39%	22%	39%

(1)Core Equity Fund (formerly Total Return Fund) changed its name effective October 2, 2000.
(2)Annualized.

See Notes to Financial Statements.

Portfolio Highlights

On September 30, 2005, Ivy High Income Fund had net assets totaling $68,312,023 invested in a diversified portfolio of:

90.40%	Corporate Debt Securities
7.97%	Cash and Cash Equivalents
1.63%	Common and Preferred Stocks and Right

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



Consumer Services Bonds	$10.45
Utilities Bonds.	$10.20
Energy Bonds.	$ 9.28
Capital Goods Bonds	$ 9.24
Consumer Nondurables Bonds	$ 8.95
Cash and Cash Equivalents.	$ 7.97
Health Care Bonds.	$ 7.86
Retail Bonds	$ 5.86
Business Equipment and Services Bonds. .	$ 4.99
Shelter Bonds.	$ 4.84
Technology Bonds	$ 4.77
Raw Materials Bonds	$ 4.06
Financial Services Bonds.	$ 3.88
Miscellaneous Bonds	$ 3.18
Consumer Durables Bonds	$ 2.84
Common and Preferred Stocks and Right . .	$ 1.63

On September 30, 2005, the breakdown of bonds (by ratings) held by the Fund was as follows:



A	1.65%
BBB	2.56%
BB.	10.08%
B	58.58%
CCC	16.99%
Non-rated	0.54%
Cash and Cash Equivalents and Equities . .	9.60%

The Investments of Ivy High Income Fund

September 30, 2005

COMMON STOCKS AND RIGHT	Shares	Value
Capital Equipment – 0.14%		
Dresser-Rand Group Inc.*	4,000	$ 98,520
Finance Companies – 0.01%		
ONO Finance Plc, Rights (A)*	250	5,000
Mining – 0.44%		
Phelps Dodge Corporation.	2,300	298,839
Petroleum – International – 0.58%		
Forest Oil Corporation*	7,600	395,960
Utilities – Gas and Pipeline – 0.35%		
Williams Companies, Inc. (The)	9,600	240,480
TOTAL COMMON STOCKS AND RIGHT – 1.52%		$ 1,038,799
(Cost: $744,610)		
PREFERRED STOCKS		
Apparel – 0.11%		
Anvil Holdings, Inc., 13.0%*.	14,774	77,564
Broadcasting – 0.00%		
Adelphia Communications Corporation,		
13.0%*.	2,500	1,125
TOTAL PREFERRED STOCKS –0.11%		$ 78,689
(Cost: $520,004)		

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Aircraft – 2.09%		
Argo-Tech Corporation,		
9.25%, 6–1–11	$ 75	79,500
BE Aerospace, Inc.,		
8.5%, 10–1–10	200	218,000
Bombardier Recreational Products Inc.,		
8.375%, 12–15–13	75	78,563
Esterline Technologies Corporation,		
7.75%, 6–15–13	250	263,750

See Notes to Schedule of Investments on page 67.

The Investments of Ivy High Income Fund

September 30, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Aircraft (Continued)		
L–3 Communications Corporation,		
6.125%, 1–15–14	$250	$ 247,500
Orbital Sciences Corporation,		
9.0%, 7–15–11	500	542,500
		1,429,813
Aluminum – 0.38%		
Century Aluminum Company,		
7.5%, 8–15–14	250	**257,500**
Apparel – 1.27%		
Perry Ellis International, Inc.,		
8.875%, 9–15–13	750	768,750
Quiksilver, Inc.,		
6.875%, 4–15–15 (A)	100	96,000
		864,750
Beverages – 0.39%		
Constellation Brands, Inc.,		
8.125%, 1–15–12	250	**264,062**
Broadcasting – 2.19%		
CCH II and CCH II Capital,		
10.25%, 9–15–10	320	328,000
Charter Communications Operating, LLC and Charter Communications Operating Capital Corp.,		
8.0%, 4–30–12 (A)	300	302,250
Gray Communications Systems, Inc.,		
9.25%, 12–15–11	375	405,937
LIN Television Corporation,		
6.5%, 5–15–13 (A)	75	71,063
NTL Cable PLC,		
8.75%, 4–15–14	125	129,063
Susquehanna Media Co.,		
7.375%, 4–15–13	250	260,938
		1,497,251
Business Equipment and Services – 4.99%		
Ahern Rentals, Inc.,		
9.25%, 8–15–13 (A)	125	127,812
Alderwoods Group, Inc.,		
7.75%, 9–15–12	625	656,250
Cardtronics, Inc.,		
9.25%, 8–15–13 (A)	50	51,125

See Notes to Schedule of Investments on page 67.

The Investments of Ivy High Income Fund

September 30, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Business Equipment and Services (Continued)		
Carriage Services, Inc.,		
7.875%, 1–15–15	$250	$ 258,750
Iron Mountain Incorporated,		
8.625%, 4–1–13	300	314,250
Mac-Gray Corporation,		
7.625%, 8–15–15 (A)	50	51,000
MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company:		
7.12%, 12–15–11	550	544,500
8.0%, 12–15–14	50	46,000
Owens & Minor, Inc.,		
8.5%, 7–15–11	250	265,625
Service Corporation International,		
7.0%, 6–15–17 (A)	100	101,000
Syniverse Technologies, Inc.,		
7.75%, 8–15–13 (A)	50	50,375
UCAR Finance Inc.,		
10.25%, 2–15–12	275	294,938
Vertis, Inc.:		
9.75%, 4–1–09	25	25,813
10.875%, 6–15–09	500	491,250
13.5%, 12–7–09 (A)	150	127,500
		3,406,188
Capital Equipment – 2.47%		
Case New Holland Inc.,		
9.25%, 8–1–11	400	423,000
Columbus McKinnon Corporation,		
8.875%, 11–1–13 (A)	50	50,500
Dresser-Rand Group Inc.,		
7.375%, 11–1–14 (A)	220	228,250
IMCO Recycling Inc.,		
10.375%, 10–15–10	75	82,687
Mueller Group, Inc.:		
8.44313%, 11–1–11	100	102,000
10.0%, 5–1–12	275	291,500
Simmons Company,		
0.0%, 12–15–14 (A)(B)	500	265,000
Standard Aero Holdings, Inc.,		
8.25%, 9–1–14	250	241,875
		1,684,812

See Notes to Schedule of Investments on page 67.

The Investments of Ivy High Income Fund

September 30, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Chemicals – Petroleum and Inorganic – 1.37%		
Methanex Corporation,		
6.0%, 8–15–15	$ 150	$ 146,417
Resolution Performance Products LLC and		
RPP Capital Corporation:		
9.5%, 4–15–10	250	258,125
13.5%, 11–15–10	300	318,750
UAP Holding Corp.,		
0.0%, 7–15–12 (B)	250	212,500
		935,792
Chemicals – Specialty – 2.31%		
Compass Minerals International, Inc.:		
0.0%, 12–15–12 (B)	250	220,000
0.0%, 6–1–13 (B)	1,000	835,000
Ethyl Corporation,		
8.875%, 5–1–10	475	498,156
PQ Corporation,		
7.5%, 2–15–13 (A)	25	24,250
		1,577,406
Coal – 2.25%		
Foundation PA Coal Company,		
7.25%, 8–1–14	710	740,175
James River Coal Company,		
9.375%, 6–1–12	500	532,500
Southern Star Central Corp.,		
8.5%, 8–1–10	250	268,125
		1,540,800
Communications Equipment – 0.76%		
AirGate PCS, Inc.,		
7.349%, 10–15–11	250	257,500
General Cable Corporation,		
9.5%, 11–15–10	250	263,125
		520,625
Computers – Main and Mini – 0.22%		
Unisys Corporation,		
8.0%, 10–15–12	150	**147,375**

See Notes to Schedule of Investments on page 67.

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Computers – Peripherals – 1.16%		
ASG Consolidated LLC and ASG Finance, Inc.,		
0.0%, 11–1–11 (B)	$625	$ 478,125
Activant Solutions Inc.:		
9.504%, 4–1–10 (A)	50	51,000
10.5%, 6–15–11	250	261,250
		790,375
Construction Materials – 6.29%		
AMH Holdings, Inc.,		
0.0%, 3–1–14 (B)	475	237,500
Associated Materials Incorporated,		
9.750%, 4–15–12	505	488,587
Brand Services, Inc.,		
12.0%, 10–15–12	100	106,000
Builders FirstSource, Inc.,		
8.04%, 2–15–12 (A)	400	404,000
Interface, Inc.:		
7.3%, 4–1–08	250	250,000
10.375%, 2–1–10	250	270,000
9.5%, 2–1–14	250	250,000
Jacuzzi Brands, Inc.,		
9.625%, 7–1–10	500	530,000
MAAX Corporation,		
9.75%, 6–15–12	500	435,000
Norcraft Holdings, L.P. and Norcraft Capital Corp.,		
9.0%, 11–1–11	500	517,500
Nortek, Inc.,		
8.5%, 9–1–14	350	322,000
Ply Gem Industries, Inc.,		
9.0%, 2–15–12	400	336,000
Texas Industries, Inc.,		
7.25%, 7–15–13 (A)	25	26,000
WII Components, Inc.,		
10.0%, 2–15–12	125	123,125
		4,295,712
Containers – 2.90%		
Alltrista Corporation,		
9.75%, 5–1–12	250	266,250
Constar International Inc.,		
7.165%, 2–15–12 (A)	100	92,750
Crown European Holdings,		
9.5%, 3–1–11	500	547,500

See Notes to Schedule of Investments on page 67.

September 30, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Containers (Continued)		
Graham Packaging Company, L.P. and GPC Capital Corp. I:		
8.5%, 10–15–12	$ 50	$ 49,750
9.875%, 10–15–14	100	96,000
MDP Acquisitions plc,		
9.625%, 10–1–12	280	281,400
Owens-Brockway Glass Container Inc.,		
8.75%, 11–15–12	520	561,600
Stone Container Finance Company of Canada II,		
7.375%, 7–15–14	100	89,000
		1,984,250
Cosmetics and Toiletries – 0.37%		
Chattem, Inc.,		
7.0%, 3–1–14	250	**253,750**
Defense – 0.54%		
Armor Holdings, Inc.,		
8.25%, 8–15–13	250	269,375
DRS Technologies, Inc.,		
6.875%, 11–1–13	100	96,500
		365,875
Electrical Equipment – 0.48%		
Coleman Cable Inc.,		
9.875%, 10–1–12	250	220,312
Rexnord Corporation,		
10.125%, 12–15–12	100	109,500
		329,812
Finance Companies – 2.86%		
Dollar Financial Group, Inc.:		
9.75%, 11–15–11	250	260,000
9.75%, 11–15–11 (A)	100	104,000
Goodman Global Holdings, Inc.,		
7.875%, 12–15–12 (A)	300	271,500
Hanover Equipment Trust 2001B,		
8.75%, 9–1–11	150	159,375
MSW Energy Holdings LLC and MSW Energy Finance Co., Inc.,		
8.5%, 9–1–10	100	107,250
Norcraft Companies, L.P. and Norcraft Finance Corp.,		
0.0%, 9–1–12 (B)	500	350,000

See Notes to Schedule of Investments on page 67.

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
PIH Acquisition Co.,		
10.75%, 10–1–13 (A)	$175	$ 172,813
Vanguard Health Holding Company II, LLC and		
Vanguard Holding Company II, Inc.,		
9.0%, 10–1–14	500	532,500
		1,957,438
Food and Related – 3.65%		
American Seafoods Group LLC and American		
Seafoods, Inc.,		
10.125%, 4–15–10	425	454,750
Doane Pet Care Company,		
10.75%, 3–1–10	500	545,000
Merisant Company,		
10.75%, 7–15–13 (A)	150	102,000
Pierre Merger Corp.,		
9.875%, 7–15–12	500	515,000
Pilgrim's Pride Corporation,		
9.25%, 11–15–13	150	165,000
Pinnacle Foods Holding Corporation,		
8.25%, 12–1–13	750	708,750
		2,490,500
Forest and Paper Products – 2.98%		
Buckeye Cellulose Corporation,		
9.25%, 9–15–08	94	94,000
Buckeye Technologies Inc.:		
8.0%, 10–15–10	500	475,000
8.5%, 10–1–13	250	253,750
Cellu Tissue Holdings, Inc.,		
9.75%, 3–15–10	500	501,250
Georgia-Pacific Corporation:		
7.375%, 7–15–08	200	209,500
8.875%, 2–1–10	200	223,000
9.375%, 2–1–13	100	111,500
8.0%, 1–15–24	150	165,375
		2,033,375
Health Care – Drugs – 0.25%		
AmerisourceBergen Corporation,		
5.875%, 9–15–15 (A)	175	**172,812**

See Notes to Schedule of Investments on page 67.

The Investments of Ivy High Income Fund

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Health Care – General – 2.38%		
Encore Medical IHC, Inc.,		
9.75%, 10–1–12	$750	$ 746,250
Eye Care Centers of America, Inc.,		
10.75%, 2–15–15 (A)	400	376,000
MQ Associates, Inc.,		
0.0%, 8–15–12 (B)	625	396,875
Medical Device Manufacturing, Inc.,		
10.0%, 7–15–12	100	108,500
		1,627,625
Homebuilders, Mobile Homes – 1.10%		
Meritage Corporation,		
7.0%, 5–1–14	200	192,500
Standard Pacific Corp.:		
6.5%, 8–15–10	150	145,125
7.0%, 8–15–15	50	47,750
Technical Olympic USA, Inc.:		
7.5%, 3–15–11	150	140,625
7.5%, 1–15–15	250	226,250
		752,250
Hospital Supply and Management – 5.23%		
EGL Acquisition Corp.,		
7.625%, 2–1–15	200	191,500
Psychiatric Solutions, Inc.:		
10.625%, 6–15–13	516	588,240
7.75%, 7–15–15 (A)	525	542,063
Rural/Metro Corporation,		
0.0%, 3–15–16 (A)(B)	500	310,000
Rural/Metro Operating Company, LLC and		
Rural/Metro (Delaware) Inc.,		
9.875%, 3–15–15 (A)	300	319,500
Triad Hospitals, Inc.,		
7.0%, 11–15–13	250	253,125
US Oncology Holdings, Inc.,		
9.26375%, 3–15–15 (A)	700	689,500
US Oncology, Inc.,		
9.0%, 8–15–12	500	540,000
United Surgical Partners Holdings, Inc.,		
10.0%, 12–15–11	125	136,250
		3,570,178

See Notes to Schedule of Investments on page 67.

The Investments of Ivy High Income Fund

September 30, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Hotels and Gaming – 3.68%		
Inn of the Mountain Gods Resort and Casino,		
12.0%, 11–15–10	$ 750	$ 847,500
MGM MIRAGE:		
8.5%, 9–15–10	250	271,875
8.375%, 2–1–11	500	537,500
Pinnacle Entertainment, Inc.,		
8.25%, 3–15–12	500	500,000
Station Casinos, Inc.,		
6.875%, 3–1–16	250	253,438
Turning Stone Casino Resort Enterprise,		
9.125%, 12–15–10 (A)	100	104,000
		2,514,313
Household – General Products – 0.37%		
Sealy Mattress Company,		
8.25%, 6–15–14	250	**251,250**
Leisure Time Industry – 0.40%		
Royal Caribbean Cruises Ltd.,		
8.0%, 5–15–10	250	**270,625**
Motion Pictures – 3.70%		
AMC Entertainment Inc.,		
8.0%, 3–1–14	300	264,000
Carmike Cinemas, Inc.,		
7.5%, 2–15–14	500	433,750
Cinemark, Inc.,		
0.0%, 3–15–14 (B)	900	630,000
Cinemark USA, Inc.,		
9.0%, 2–1–13	100	103,250
LCE Acquisition Corporation,		
9.0%, 8–1–14	1,125	1,094,062
		2,525,062
Motor Vehicle Parts – 0.65%		
Tenneco Automotive Inc.,		
10.25%, 7–15–13	400	**447,000**

See Notes to Schedule of Investments on page 67.

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Motor Vehicles – 2.19%		
AutoNation, Inc.,		
9.0%, 8–1–08	$250	$ 270,000
Group 1 Automotive, Inc.,		
8.25%, 8–15–13	125	122,500
Sonic Automotive, Inc.,		
8.625%, 8–15–13	750	742,500
United Auto Group, Inc.,		
9.625%, 3–15–12	350	364,000
		1,499,000
Multiple Industry – 2.01%		
AMR HoldCo, Inc. and EmCare HoldCo, Inc.,		
10.0%, 2–15–15 (A)	50	54,000
CBD Media Holdings LLC and CBD Holdings		
Finance, Inc.,		
9.25%, 7–15–12	200	203,500
CBD Media LLC and CBD Finance, Inc.,		
8.625%, 6–1–11	300	309,750
Commercial Vehicle Group, Inc.,		
8.0%, 7–1–13 (A)	50	50,250
IWO Escrow Company:		
7.349%, 1–15–12	50	52,000
0.0%, 1–15–15 (B)	250	175,625
K&F Acquisition, Inc.,		
7.75%, 11–15–14	100	101,000
Stanley-Martin Communities, LLC and		
Stanley-Martin Financing Corp.,		
9.75%, 8–15–15 (A)	300	293,250
Tyco International Group S.A., Convertible,		
3.125%, 1–15–23 (A)	100	132,375
		1,371,750
Petroleum – Domestic – 3.22%		
Clayton Williams Energy, Inc.,		
7.75%, 8–1–13 (A)	125	122,188
Coastal Corporation (The),		
9.625%, 5–15–12	665	734,825
Delta Petroleum Corporation,		
7.0%, 4–1–15	50	47,750
EXCO Resources, Inc.,		
7.25%, 1–15–11	350	362,250

See Notes to Schedule of Investments on page 67.

The Investments of Ivy High Income Fund

September 30, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Petroleum – Domestic (Continued)		
Frontier Oil Corporation,		
6.625%, 10–1–11	$300	$ 309,375
KCS Energy, Inc.,		
7.125%, 4–1–12	100	102,500
Stone Energy Corporation,		
6.75%, 12–15–14	125	122,813
Swift Energy Company,		
9.375%, 5–1–12	250	270,000
Whiting Petroleum Corporation,		
7.25%, 5–1–12	125	127,188
		2,198,889
Petroleum – International – 1.15%		
Forest Oil Corporation,		
8.0%, 6–15–08	250	265,312
Inergy, L.P. and Inergy Finance Corp.,		
6.875%, 12–15–14 (A)	400	382,000
Newfield Exploration Company,		
7.625%, 3–1–11	125	135,313
		782,625
Petroleum – Services – 2.66%		
Grant Prideco, Inc.,		
6.125%, 8–15–15 (A)	50	50,500
Hanover Compressor Company:		
0.0%, 3–31–07	375	337,500
8.625%, 12–15–10	650	700,375
9.0%, 6–1–14	100	111,125
Pemex Project Funding Master Trust,		
7.375%, 12–15–14	300	333,000
R&B Falcon Corporation,		
9.5%, 12–15–08	250	284,047
		1,816,547
Publishing – 0.48%		
Dex Media West LLC and Dex Media West Finance Co.:		
8.5%, 8–15–10	100	105,750
9.875%, 8–15–13	200	220,750
		326,500
Railroad – 1.17%		
Kansas City Southern Railway Company (The),		
7.5%, 6–15–09	375	392,813
TFM, S.A. de C.V.,		
9.375%, 5–1–12 (A)	375	405,000
		797,813

See Notes to Schedule of Investments on page 67.

The Investments of Ivy High Income Fund

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Real Estate Investment Trust – 0.76%		
Host Marriott, L.P.:		
9.25%, 10–1–07	$ 250	$ 263,437
7.125%, 11–1–13	250	255,313
		518,750
Restaurants – 0.07%		
Carrols Corporation,		
9.0%, 1–15–13 (A)	50	**50,750**
Retail – Food Stores – 1.82%		
Couche-Tard U.S. L.P. and Couche-Tard Financing Corp.,		
7.5%, 12–15–13	150	154,500
Domino's Inc.,		
8.25%, 7–1–11	110	115,500
Roundy's, Inc.,		
8.875%, 6–15–12	300	331,500
Stater Bros. Holdings Inc.:		
7.37%, 6–15–10	150	147,750
8.125%, 6–15–12	500	493,750
		1,243,000
Retail – Specialty Stores – 3.97%		
CSK Auto, Inc.,		
7.0%, 1–15–14	500	467,500
FTD, Inc.,		
7.75%, 2–15–14	291	291,727
Jean Coutu Group (PJC) Inc. (The),		
8.5%, 8–1–14	500	497,500
Jo-Ann Stores, Inc.,		
7.5%, 3–1–12	500	471,250
Nebraska Book Company, Inc.,		
8.625%, 3–15–12	1,050	987,000
		2,714,977
Security and Commodity Brokers – 1.02%		
Global Cash Access, L.L.C. and Global Cash Access Finance Corporation,		
8.75%, 3–15–12	650	**698,750**
Utilities – Electric – 0.80%		
DPL Inc.,		
8.25%, 3–1–07	185	194,250
Sierra Pacific Resources,		
6.75%, 8–15–17 (A)	150	150,375

See Notes to Schedule of Investments on page 67.

The Investments of Ivy High Income Fund

September 30, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Electric (Continued)		
Tenaska Alabama Partners, L.P.,		
7.0%, 6–30–21 (A)	$150	$ 151,877
Texas Genco LLC and Texas Genco Financing Corp.,		
6.875%, 12–15–14 (A)	50	50,875
		547,377
Utilities – Gas and Pipeline – 1.89%		
ANR Pipeline Company,		
8.875%, 3–15–10	100	108,091
Northwest Pipeline Corporation,		
8.125%, 3–1–10	450	480,375
Williams Companies, Inc. (The):		
8.125%, 3–15–12	250	273,125
7.75%, 6–15–31	400	433,000
		1,294,591
Utilities – Telephone – 7.51%		
Alamosa (Delaware), Inc.:		
12.0%, 7–31–09	500	553,750
8.5%, 1–31–12	175	186,812
American Tower Corporation,		
7.5%, 5–1–12	250	265,000
American Towers, Inc.,		
7.25%, 12–1–11	250	265,625
Centennial Cellular Corp. and Centennial		
Cellular Operating Co. LLC,		
10.75%, 12–15–08	121	124,327
Centennial Communications Corp., Centennial		
Cellular Operating Co. LLC and Centennial		
Puerto Rico Operations Corp.,		
8.125%, 2–1–14	100	105,750
LCI International, Inc.,		
7.25%, 6–15–07	250	243,750
MCI, Inc.,		
6.908%, 5–1–07	503	506,772
Nextel Communications, Inc.:		
5.95%, 3–15–14	300	307,100
7.375%, 8–1–15	500	535,283
Nextel Partners, Inc.,		
8.125%, 7–1–11	400	432,000
Qwest Capital Funding, Inc.,		
7.75%, 8–15–06	250	252,500

See Notes to Schedule of Investments on page 67.

The Investments of Ivy High Income Fund

September 30, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Telephone (Continued)		
SBA Communications Corporation,		
8.5%, 12–1–12	$ 350	$ 380,625
US Unwired Inc.,		
10.0%, 6–15–12	750	862,500
Ubiquitel Operating Company,		
9.875%, 3–1–11	100	111,000
		5,132,794
TOTAL CORPORATE DEBT SECURITIES – 90.40%		**$61,752,689**
(Cost: $60,938,711)		
SHORT-TERM SECURITIES		
Food and Related – 2.19%		
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
3.9%, 10–19–05	1,500	**1,497,075**
Retail – Food Stores – 3.62%		
Kroger Co. (The),		
3.98%, 10–3–05	2,469	**2,468,454**
TOTAL SHORT-TERM SECURITIES – 5.81%		**$ 3,965,529**
(Cost: $3,965,529)		
TOTAL INVESTMENT SECURITIES – 97.84%		**$66,835,706**
(Cost: $66,168,854)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.16%		**1,476,317**
NET ASSETS – 100.00%		**$68,312,023**

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, the total value of these securities amounted to $7,182,503 or 10.51% of net assets.

(B) The security does not bear interest for an initial period of time and subsequently becomes interest bearing.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY HIGH INCOME FUND
September 30, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $66,169) (Notes 1 and 3)	$66,836
Receivables:	
Dividends and interest.	1,152
Fund shares sold.	470
Investment securities sold	219
Prepaid and other assets	32
Total assets	68,709

LIABILITIES

Payable for investment securities purchased	137
Payable to Fund shareholders	127
Due to custodian.	48
Dividends payable.	37
Accrued shareholder servicing (Note 2).	24
Accrued accounting services fee (Note 2)	4
Accrued distribution and service fees (Note 2)	1
Accrued management fee (Note 2)	1
Other.	18
Total liabilities	397
Total net assets.	$68,312

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 79
Additional paid-in capital	71,660
Accumulated undistributed income (loss):	
Accumulated undistributed net realized loss	
on investment transactions	(4,094)
Net unrealized appreciation in value of investments.	667
Net assets applicable to outstanding units of capital.	$68,312
Net asset value per share (net assets divided by shares outstanding):	
Class A	$8.61
Class B	$8.61
Class C	$8.61
Class Y	$8.61
Capital shares outstanding:	
Class A	3,983
Class B	657
Class C	2,190
Class Y	1,101
Capital shares authorized	200,000

See Notes to Financial Statements.

Statement of Operations

IVY HIGH INCOME FUND
For the Six Months Ended September 30, 2005
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Interest and amortization	$2,735
Dividends	3
Total income	2,738

Expenses (Note 2):

Investment management fee	211
Shareholder servicing:	
Class A	53
Class B	13
Class C	34
Class Y	7
Distribution fee:	
Class A	5
Class B	20
Class C	76
Service fee:	
Class A	36
Class B	7
Class C	25
Class Y	12
Accounting services fee	23
Audit fees	10
Custodian fees	5
Other	45
Total expenses	582
Net investment income	2,156

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments	(64)
Unrealized depreciation in value of investments during the period	(523)
Net loss on investments	(587)
Net increase in net assets resulting from operations	$1,569

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY HIGH INCOME FUND
(In Thousands)

	For the six months ended September 30, 2005	For the fiscal year ended March 31, 2005
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 2,156	$ 3,697
Realized net gain (loss) on investments	(64)	576
Unrealized depreciation.	(523)	(1,808)
Net increase in net assets resulting from operations.	1,569	2,465
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(1,085)	(1,535)
Class B	(155)	(243)
Class C	(597)	(1,278)
Class Y	(319)	(649)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(2,156)	(3,705)
Capital share transactions (Note 5)	814	15,117
Total increase	227	13,877
NET ASSETS		
Beginning of period.	68,085	54,208
End of period.	$68,312	$68,085
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 71 - 74.

See Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 7-3-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$8.69	$8.85	$8.07	$8.48	$8.54	$9.04
Income (loss) from investment operations:						
Net investment income	0.29	0.57	0.56	0.64	0.74	0.58
Net realized and unrealized gain (loss) on investments	(0.08)	(0.16)	0.78	(0.41)	(0.06)	(0.50)
Total from investment operations	0.21	0.41	1.34	0.23	0.68	0.08
Less distributions from:						
Net investment income	(0.29)	(0.57)	(0.56)	(0.64)	(0.74)	(0.58)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.29)	(0.57)	(0.56)	(0.64)	(0.74)	(0.58)
Net asset value, end of period	$8.61	$8.69	$8.85	$8.07	$8.48	$8.54
Total return[2]	2.45%	4.69%	17.24%	3.02%	8.46%	0.90%
Net assets, end of period (in thousands)	$34,308	$31,633	$18,036	$6,269	$1,895	$442
Ratio of expenses to average net assets including voluntary expense waiver . . .	1.44%[3]	1.44%	1.39%	0.91%	0.84%	1.05%[3]
Ratio of net investment income to average net assets including voluntary expense waiver	6.65%[3]	6.43%	6.62%	7.83%	9.00%	9.01%[3]
Ratio of expenses to average net assets excluding voluntary expense waiver . . .	—[4]	—[4]	—[4]	1.44%	1.14%	1.42%[3]
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[4]	—[4]	—[4]	7.30%	8.70%	8.64%[3]
Portfolio turnover rate	17%	54%	78%	52%	82%	115%[5]

(1) Commencement of operations of the class.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.
(4) Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.
(5) For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 7-18-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$8.69	$8.85	$8.07	$8.48	$8.54	$9.03
Income (loss) from investment operations:						
Net investment income	0.25	0.49	0.50	0.56	0.68	0.48
Net realized and unrealized gain (loss) on investments.	(0.08)	(0.16)	0.78	(0.41)	(0.06)	(0.49)
Total from investment operations	0.17	0.33	1.28	0.15	0.62	(0.01)
Less distributions from:						
Net investment income	(0.25)	(0.49)	(0.50)	(0.56)	(0.68)	(0.48)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.25)	(0.49)	(0.50)	(0.56)	(0.68)	(0.48)
Net asset value, end of period.	$8.61	$8.69	$8.85	$8.07	$8.48	$8.54
Total return	1.99%	3.80%	16.22%	2.06%	7.64%	0.09%
Net assets, end of period (in millions)	$6	$5	$4	$2	$1	$1
Ratio of expenses to average net assets including voluntary expense waiver . . .	2.34%[2]	2.31%	2.28%	1.84%	1.74%	1.85%[2]
Ratio of net investment income to average net assets including voluntary expense waiver	5.76%[2]	5.56%	5.78%	6.90%	8.09%	8.30%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver . . .	—[3]	—[3]	—[3]	2.37%	2.36%	2.50%[2]
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[3]	—[3]	—[3]	6.37%	7.47%	7.65%[2]
Portfolio turnover rate.	17%	54%	78%	52%	82%	115%[4]

[1]Commencement of operations of the class.
[2]Annualized.
[3]Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.
[4]For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$8.69	$8.85	$8.07	$8.48	$8.54	$9.27
Income (loss) from investment operations:						
Net investment income	0.26	0.50	0.50	0.57	0.68	0.73
Net realized and unrealized gain (loss) on investments.	(0.08)	(0.16)	0.78	(0.41)	(0.06)	(0.73)
Total from investment operations	0.18	0.34	1.28	0.16	0.62	0.00
Less distributions from:						
Net investment income	(0.26)	(0.50)	(0.50)	(0.57)	(0.68)	(0.73)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.26)	(0.50)	(0.50)	(0.57)	(0.68)	(0.73)
Net asset value, end of period.	$8.61	$8.69	$8.85	$8.07	$8.48	$8.54
Total return	2.05%	3.90%	16.30%	2.15%	7.58%	0.18%
Net assets, end of period (in millions)	$19	$22	$23	$18	$17	$19
Ratio of expenses to average net assets including voluntary expense waiver . . .	2.21%[1]	2.20%	2.21%	1.74%	1.82%	1.78%
Ratio of net investment income to average net assets including voluntary expense waiver	5.89%[1]	5.67%	5.89%	7.05%	8.01%	8.38%
Ratio of expenses to average net assets excluding voluntary expense waiver	—[2]	—[2]	—[2]	2.27%	2.46%	2.41%
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[2]	—[2]	—[2]	6.52%	7.36%	7.75%
Portfolio turnover rate.	17%	54%	78%	52%	82%	115%

[1]Annualized.
[2]Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$8.69	$8.85	$8.07	$8.48	$8.54	$9.27
Income (loss) from investment operations:						
Net investment income	0.30	0.58	0.58	0.64	0.75	0.78
Net realized and unrealized gain (loss) on investments.	(0.08)	(0.16)	0.78	(0.41)	(0.06)	(0.73)
Total from investment operations.	0.22	0.42	1.36	0.23	0.69	0.05
Less distributions from:						
Net investment income	(0.30)	(0.58)	(0.58)	(0.64)	(0.75)	(0.78)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.30)	(0.58)	(0.58)	(0.64)	(0.75)	(0.78)
Net asset value, end of period	$8.61	$8.69	$8.85	$8.07	$8.48	$8.54
Total return	2.54%	4.83%	17.36%	3.03%	8.50%	0.79%
Net assets, end of period (in thousands)	$9,485	$9,268	$9,698	$3,643	$64	$12
Ratio of expenses to average net assets including voluntary expense waiver	1.26%[1]	1.30%	1.30%	1.08%	0.79%	1.20%
Ratio of net investment income to average net assets including voluntary expense waiver	6.83%[1]	6.57%	6.82%	7.22%	8.99%	8.95%
Ratio of expenses to average net assets excluding voluntary expense waiver	—[2]	—[2]	—[2]	1.61%	1.08%	1.62%
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[2]	—[2]	—[2]	6.69%	8.71%	8.52%
Portfolio turnover rate	17%	54%	78%	52%	82%	115%

[1] Annualized.
[2] Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY INTERNATIONAL GROWTH FUND

Portfolio Highlights

On September 30, 2005, Ivy International Growth Fund had net assets totaling $69,604,430 invested in a diversified portfolio of:

98.29%	Common Stocks
1.71%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund was invested by geographic region and by industry, respectively, as follows:



Europe	$63.50
Pacific Basin	$28.85
Canada	$ 2.88
Cash and Cash Equivalents	$ 1.71
United States	$ 1.69
Mexico	$ 1.08
South America	$ 0.29

Financial Services Stocks	$23.45
Energy Stocks	$13.33
Technology Stocks	$11.29
Capital Goods Stocks	$11.20
Consumer Goods Stocks	$ 9.35
Utilities Stocks	$ 8.19
Health Care Stocks	$ 6.18
Business Equipment and Services Stocks .	$ 4.68
Miscellaneous Stocks	$ 3.98
Raw Materials Stocks	$ 3.63
Retail Stocks	$ 3.01
Cash and Cash Equivalents	$ 1.71

The Investments of Ivy International Growth Fund

September 30, 2005

COMMON STOCKS	Shares	Value
Australia – 3.59%		
Novogen LTD (A)*	474,580	$ 1,748,048
Westpac Banking Corporation (A)	46,600	749,834
		2,497,882
Austria – 5.38%		
Bank Austria Creditanstalt (A)	10,000	1,117,740
Erste Bank der oesterreichischen Sparkassen AG (A)	16,000	855,824
Raiffeisen International Bank-Holding AG (A)*	13,200	881,379
Raiffeisen International Bank-Holding AG (A)(B)*	13,300	888,056
		3,742,999
Belgium – 0.44%		
KBC Group NV (A)	3,800	**307,856**
Brazil – 0.29%		
Gol Linhas Aereas Inteligentes S.A., ADR	6,300	**204,435**
Canada – 2.88%		
EnCana Corporation (A)	25,200	1,470,560
Shoppers Drug Mart Corporation (A)(B)	15,100	533,766
		2,004,326
Finland – 2.39%		
Nokia OYJ (A)	28,500	477,543
Nokian Tyres plc (A)	50,000	1,184,571
		1,662,114
France – 7.06%		
France Telecom (A)	24,000	688,890
Sanofi-Aventis (A)	9,800	809,848
Total S.A. (A)	7,720	2,107,361
VINCI (A)	15,200	1,309,074
		4,915,173
Germany – 7.82%		
Allianz Aktiengesellschaft, Registered Shares (A)	7,500	1,013,286
BASF Aktiengesellschaft (A)	10,600	797,599
Bayerische Hypo- und Vereinsbank AG (A)*	39,500	1,111,009
Fresenius AG (A)	2,100	290,914
PUMA Aktiengesellschaft Rudolf Dassler Sport (A)	1,400	378,731
SAP Aktiengesellschaft (A)	3,900	675,043
Siemens AG (A)	15,300	1,179,757
		5,446,339

See Notes to Schedule of Investments on page 79.

The Investments of Ivy International Growth Fund

September 30, 2005

COMMON STOCKS (Continued)	Shares	Value
Ireland – 1.80%		
Anglo Irish Bank Corporation plc (Ireland) (A)	40,000	$ 544,746
CRH public limited company (A)	26,000	704,733
		1,249,479
Italy- 3.68%		
Assicurazioni Generali SpA (A)	14,900	469,953
Eni S.p.A. (A)	51,500	1,529,623
Saipem S.p.A. (A).	33,300	561,573
		2,561,149
Japan – 24.04%		
ACOM CO., LTD. (A)	9,500	689,600
Bank of Fukuoka, Ltd. (The) (A).	56,000	403,541
Canon Inc. (A)	16,730	903,448
DENSO CORPORATION (A).	19,000	550,676
Dentsu Inc. (A)*	191	541,796
FANUC LTD (A)	5,000	404,352
Hokuto Corporation (A)	20	348
Honda Motor Co., Ltd. (A)	8,800	497,696
Hoya Corporation (A)	22,800	757,222
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A) . . .	115	1,509,492
Mitsubishi Corporation (A)	66,000	1,302,383
Mitsubishi Estate Co., Ltd. (A)	29,000	398,027
Mizuho Financial Group, Inc. (A)	160	1,017,663
Nomura Holdings, Inc. (A)	27,600	428,169
ORIX Corporation (A).	5,500	993,261
SMC Corporation (A)	6,700	891,838
Sega Sammy Holdings Inc. (A)	22,000	868,255
Shinsei Bank, Limited (A)(B)	57,000	359,027
Sumitomo Mitsui Financial Group, Inc. (A)	55	518,434
TDK Corporation (A)	9,500	677,047
Tokyo Electric Power Company, Incorporated (The) (A) . . .	14,300	361,547
Toyota Motor Corporation (A).	28,100	1,287,231
TOYOTA TSUSHO CORPORATION (A)	28,000	509,360
Ushio Inc. (A)	14,400	292,402
YAMADA-DENKI Co., Ltd. (A)	7,500	570,189
		16,733,004

See Notes to Schedule of Investments on page 79.

COMMON STOCKS (Continued)	Shares	Value
Luxembourg – 0.47%		
SES GLOBAL S.A., Fiduciary Depository		
Receipts (A)(B)	21,000	$ 329,408
Mexico – 1.08%		
Cemex, S.A. de C.V., ADR	14,392	752,702
Netherlands – 3.89%		
ASML Holding N.V. (A)*	19,000	311,967
Tom Tom N.V. (A)(B)*	53,000	2,392,160
		2,704,127
Norway – 2.22%		
Statoil ASA (A)	21,700	538,301
Stolt Offshore S.A. (A)*.	87,000	1,006,038
		1,544,339
Russia – 2.77%		
OAO LUKOIL, ADR	18,000	1,038,600
Open Joint Stock Company		
"Vimpel-Communications", ADR*.	20,000	888,800
		1,927,400
South Korea – 1.22%		
Samsung Electronics Co., Ltd. (A)	1,500	846,124
Spain – 3.07%		
Enagas, S.A. (A).	39,000	700,826
Fadesa Inmobiliaria, S.A. (A)	40,000	1,437,592
		2,138,418
Sweden – 1.23%		
Telefonaktiebolaget LM Ericsson, B Shares (A)	235,000	857,996
Switzerland – 9.12%		
Compagnie Financiere Richemont SA (A).	15,500	613,701
Credit Suisse Group, Registered Shares (A).	14,200	628,600
Holcim Ltd, Registered Shares (A)	10,300	683,935
Nestle S.A., Registered Shares (A)	4,400	1,288,319
Novartis AG, Registered Shares (A)	28,600	1,450,549
UBS AG (A)	16,000	1,359,703
Zurich Financial Services, Registered Shares (A)*	1,900	323,663
		6,348,470
Turkey – 0.41%		
Turkiye Garanti Bankasi Anonim Sirketi (A).	96,250	287,356

See Notes to Schedule of Investments on page 79.

COMMON STOCKS (Continued)	Shares	Value
United Kingdom – 11.75%		
BHP Billiton Plc (A)	76,400	$ 1,234,280
BP p.l.c. (A).	161,500	1,918,381
IG Group Holdings plc (A)(B)*	71,000	216,635
Reckitt Benckiser plc (A)	23,500	715,789
Royal Bank of Scotland Group plc (The) (A)	35,200	998,903
Smiths Group plc (A)	23,600	399,168
tesco plc (A)	182,000	993,475
Vodafone Group Plc (A)	653,000	1,698,752
		8,175,383
United States – 1.69%		
Inco Limited	10,600	501,910
Schlumberger Limited	8,000	675,040
		1,176,950
TOTAL COMMON STOCKS – 98.29%		**$68,413,429**
(Cost: $52,167,642)		

SHORT-TERM SECURITY – 1.72%	Principal Amount in Thousands	Value
Finance Companies		
BP Capital Markets p.l.c.,		
3.88%, 10–3–05	$1,200	**$ 1,199,741**
(Cost: $1,199,741)		
TOTAL INVESTMENT SECURITIES – 100.01%		**$69,613,170**
(Cost: $53,367,383)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.01%)		(8,740)
NET ASSETS – 100.00%		**$69,604,430**

Notes to Schedule of Investments

   *No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers At September 30, 2005, the total value of these securities amounted to $4,719,052 or 6.78% of net assets.

   See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

   See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY INTERNATIONAL GROWTH FUND
September 30, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $53,367) (Notes 1 and 3)	$ 69,613
Receivables:	
Dividends and interest.	206
Fund shares sold.	28
Prepaid and other assets	24
Total assets	69,871

LIABILITIES

Payable to Fund shareholders	177
Accrued shareholder servicing (Note 2).	42
Due to custodian.	9
Accrued accounting services fee (Note 2)	4
Accrued management fee (Note 2)	2
Accrued distribution and service fees (Note 2)	1
Other.	32
Total liabilities.	267
Total net assets.	$ 69,604

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 57
Additional paid-in capital	97,562
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(373)
Accumulated undistributed net realized loss	
on investment transactions	(43,887)
Net unrealized appreciation in value of investments.	16,245
Net assets applicable to outstanding units of capital.	$ 69,604

Net asset value per share (net assets divided by shares outstanding):	
Class A	$12.42
Class B	$11.88
Class C	$11.99
Class Y	$13.56
Capital shares outstanding:	
Class A	1,237
Class B	354
Class C	3,738
Class Y	386
Capital shares authorized	400,000

See Notes to Financial Statements.

Statement of Operations

IVY INTERNATIONAL GROWTH FUND
For the Six Months Ended September 30, 2005
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $91)	$ 832
Interest and amortization	23
Total income	855
Expenses (Note 2):	
Investment management fee	282
Shareholder servicing:	
Class A	34
Class B	15
Class C	135
Class Y	4
Distribution fee:	
Class A	3
Class B	15
Class C	163
Service fee:	
Class A	14
Class B	5
Class C	54
Class Y	6
Accounting services fee	23
Custodian fees	18
Audit fees	17
Other	40
Total expenses	828
Net investment income	27

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	2,645
Realized net loss on foreign currency transactions	(53)
Realized net gain on investments	2,592
Unrealized appreciation in value of investments during the period	5,141
Net gain on investments	7,733
Net increase in net assets resulting from operations	$7,760

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY INTERNATIONAL GROWTH FUND
(In Thousands)

	For the six months ended September 30, 2005	For the fiscal year ended March 31, 2005
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income (loss)	$ 27	$ (792)
Realized net gain on investments	2,592	6,483
Unrealized appreciation (depreciation)	5,141	(2,503)
Net increase in net assets resulting from operations	7,760	3,188
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A.	(—)	(192)
Class B.	(—)	(24)
Class C.	(—)	(291)
Class Y	(—)	(90)
Realized gains on investment transactions:		
Class A.	(—)	(—)
Class B.	(—)	(—)
Class C.	(—)	(—)
Class Y	(—)	(—)
	(—)	(597)
Capital share transactions (Note 5)	(5,019)	(11,336)
Total increase (decrease)	2,741	(8,745)
NET ASSETS		
Beginning of period.	66,863	75,608
End of period.	$69,604	$ 66,863
Undistributed net investment loss	$ (373)	$ (347)

(1)See "Financial Highlights" on pages 83 - 86.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 7-3-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$11.03	$10.60	$ 7.57	$9.82	$12.03	$24.33
Income (loss) from investment operations:						
Net investment income (loss)	0.03	(0.05)	(0.02)	(0.03)	(0.17)	(0.02)
Net realized and unrealized gain (loss) on investments	1.36	0.65	3.05	(2.22)	(2.01)	(6.46)
Total from investment operations	1.39	0.60	3.03	(2.25)	(2.18)	(6.48)
Less distributions from:						
Net investment income . .	(0.00)	(0.17)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.03)	(5.82)
Total distributions	(0.00)	(0.17)	(0.00)	(0.00)	(0.03)	(5.82)
Net asset value, end of period	$12.42	$11.03	$10.60	$7.57	$ 9.82	$12.03
Total return[2]	12.60%	5.65%	40.03%	−22.91%	−18.12%	−29.73%
Net assets, end of period (in millions)	$16	$13	$12	$5	$7	$5
Ratio of expenses to average net assets	1.88%[3]	1.90%	2.01%	2.10%	1.89%	1.72%[3]
Ratio of net investment income (loss) to average net assets	0.66%[3]	−0.51%	−0.23%	−0.10%	−0.49%	−0.31%[3]
Portfolio turnover rate	37%	82%	176%	108%	134%	103%[4]

(1) Commencement of operations of the class.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.
(4) For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL GROWTH FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

| | For the six months ended 9-30-05 | For the fiscal year ended March 31, | | | | For the period from 7-10-00[1] to 3-31-01 |
		2005	2004	2003	2002	
Net asset value, beginning of period	$10.60	$10.19	$ 7.35	$9.65	$11.94	$24.59
Income (loss) from investment operations:						
Net investment loss	(0.04)	(0.19)	(0.12)	(0.11)	(0.19)	(0.09)
Net realized and unrealized gain (loss) on investments	1.32	0.65	2.96	(2.19)	(2.07)	(6.74)
Total from investment operations	1.28	0.46	2.84	(2.30)	(2.26)	(6.83)
Less distributions from:						
Net investment income	(0.00)	(0.05)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.03)	(5.82)
Total distributions	(0.00)	(0.05)	(0.00)	(0.00)	(0.03)	(5.82)
Net asset value, end of period	$11.88	$10.60	$10.19	$7.35	$ 9.65	$11.94
Total return	12.08%	4.55%	38.64%	−23.83%	−18.93%	−30.89%
Net assets, end of period (in millions)	$4	$4	$5	$2	$2	$2
Ratio of expenses to average net assets	2.88%[2]	2.93%	3.02%	3.24%	2.89%	2.61%[2]
Ratio of net investment loss to average net assets	−0.29%[2]	−1.53%	−1.46%	−1.22%	−1.42%	−1.30%[2]
Portfolio turnover rate	37%	82%	176%	108%	134%	103%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$10.69	$10.27	$ 7.40	$9.69	$11.96	$28.58
Income (loss) from investment operations:						
Net investment loss.	(0.04)	(0.19)	(0.10)	(0.08)	(0.11)	(0.17)
Net realized and unrealized gain (loss) on investments	1.34	0.68	2.97	(2.21)	(2.13)	(10.63)
Total from investment operations	1.30	0.49	2.87	(2.29)	(2.24)	(10.80)
Less distributions from:						
Net investment income . . .	(0.00)	(0.07)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.03)	(5.82)
Total distributions	(0.00)	(0.07)	(0.00)	(0.00)	(0.03)	(5.82)
Net asset value, end of period	$11.99	$10.69	$10.27	$7.40	$ 9.69	$11.96
Total return	12.16%	4.72%	38.78%	–23.63%	–18.73%	–40.45%
Net assets, end of period (in millions)	$45	$45	$54	$46	$74	$123
Ratio of expenses to average net assets	2.77%[1]	2.77%	2.85%	2.93%	2.62%	2.36%
Ratio of net investment loss to average net assets	–0.17%[1]	–1.35%	–0.96%	–0.86%	–1.03%	–1.03%
Portfolio turnover rate	37%	82%	176%	108%	134%	103%

(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$12.02	$11.53	$ 8.17	$10.55	$12.87	$29.86
Income (loss) from investment operations:						
Net investment income (loss)	0.13	0.11	0.10	(0.16)	(0.18)	(0.17)
Net realized and unrealized gain (loss) on investments	1.41	0.59	3.26	(2.22)	(2.11)	(11.00)
Total from investment operations	1.54	0.70	3.36	(2.38)	(2.29)	(11.17)
Less distributions from:						
Net investment income . . .	(0.00)	(0.21)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.03)	(5.82)
Total distributions	(0.00)	(0.21)	(0.00)	(0.00)	(0.03)	(5.82)
Net asset value, end of period	$13.56	$12.02	$11.53	$ 8.17	$10.55	$12.87
Total return	12.81%	6.09%	41.13%	−22.56%	−17.79%	−39.91%
Net assets, end of period (in millions)	$5	$5	$5	$11	$8	$7
Ratio of expenses to average net assets	1.55%[1]	1.57%	1.62%	1.63%	1.52%	1.44%
Ratio of net investment income (loss) to average net assets	1.02%[1]	−0.19%	0.63%	0.39%	−0.11%	−0.02%
Portfolio turnover rate	37%	82%	176%	108%	134%	103%

(1)Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY LARGE CAP GROWTH FUND

Portfolio Highlights

On September 30, 2005, Ivy Large Cap Growth Fund had net assets totaling $185,286,084 invested in a diversified portfolio of:

99.05%	Common Stocks
0.95%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



Health Care Stocks	$28.03
Financial Services Stocks	$20.37
Technology Stocks	$12.86
Energy Stocks	$ 8.38
Retail Stocks.	$ 7.09
Multiple Industry Stocks	$ 6.13
Business Equipment and Services Stocks .	$ 6.04
Miscellaneous Stocks.	$ 4.96
Consumer Nondurables Stocks	$ 2.65
Raw Materials Stocks.	$ 2.54
Cash and Cash Equivalents.	$ 0.95

The Investments of Ivy Large Cap Growth Fund

September 30, 2005

COMMON STOCKS	Shares	Value
Apparel – 0.00%		
Coach, Inc.*	100	$ 3,136
Business Equipment and Services – 3.33%		
Robert Half International Inc.	104,510	3,719,511
Weight Watchers International, Inc.*	47,500	2,450,050
		6,169,561
Capital Equipment – 1.96%		
Caterpillar Inc.	61,800	3,630,750
Chemicals – Petroleum and Inorganic – 2.54%		
Monsanto Company..............................	75,000	4,706,250
Computers – Micro 3.20%		
Apple Computer, Inc.*	70,100	3,758,411
Dell Inc.*......................................	63,736	2,179,453
		5,937,864
Computers – Peripherals – 3.81%		
Microsoft Corporation...........................	137,073	3,526,203
SAP Aktiengesellschaft, ADR	81,350	3,524,896
		7,051,099
Consumer Electronics – 1.96%		
Harman International Industries, Incorporated	35,567	3,637,437
Defense – 2.41%		
General Dynamics Corporation	37,400	4,471,170
Electronic Components – 3.44%		
Intel Corporation...............................	50	1,232
Linear Technology Corporation	37	1,391
Microchip Technology Incorporated.................	146,400	4,408,104
SanDisk Corporation*	40,600	1,958,747
Xilinx, Inc.	50	1,392
		6,370,866
Finance Companies – 6.33%		
SLM Corporation	218,550	11,723,022
Health Care – Drugs – 14.52%		
Alcon, Inc.	64,700	8,273,836
Amgen Inc.*....................................	65,700	5,233,005
Genentech, Inc.*	99,200	8,353,632
Gilead Sciences, Inc.*	103,400	5,036,614
		26,897,087

See Notes to Schedule of Investments on page 90.

The Investments of Ivy Large Cap Growth Fund

September 30, 2005

COMMON STOCKS (Continued)	Shares	Value
Health Care – General – 3.99%		
Johnson & Johnson	69,400	$ 4,391,632
Zimmer Holdings, Inc.*	43,650	3,007,048
		7,398,680
Hospital Supply and Management – 9.52%		
Medtronic, Inc.	67,150	3,600,583
Stryker Corporation	71,600	3,539,188
UnitedHealth Group Incorporated	186,900	10,503,780
		17,643,551
Household – General Products – 1.03%		
Procter & Gamble Company (The)	32,200	**1,914,612**
Leisure Time Industry – 0.00%		
Carnival Corporation	44	**2,199**
Multiple Industry – 6.13%		
Google Inc., Class A*	30,600	9,673,272
Research In Motion Limited*	24,600	1,679,688
		11,352,960
Petroleum – Services – 8.38%		
Schlumberger Limited	63,300	5,341,254
Smith International, Inc.	305,724	10,183,666
		15,524,920
Retail – Food Stores – 3.62%		
Walgreen Co.	154,214	**6,700,598**
Retail – General Merchandise – 0.00%		
Dollar General Corporation	50	**917**
Retail – Specialty Stores – 3.47%		
Best Buy Co., Inc.	71,950	3,131,983
Home Depot, Inc. (The)	86,600	3,302,924
		6,434,907
Security and Commodity Brokers – 14.04%		
American Express Company	36,600	2,102,304
Chicago Mercantile Exchange Holdings Inc.	13,743	4,635,514
Franklin Resources, Inc.	45,300	3,803,388
Goldman Sachs Group, Inc. (The)	32,500	3,951,350
Legg Mason, Inc.	75,875	8,322,729
Moody's Corporation	62,600	3,197,608
		26,012,893

See Notes to Schedule of Investments on page 90.

The Investments of Ivy Large Cap Growth Fund

September 30, 2005

COMMON STOCKS (Continued)	Shares	Value
Timesharing and Software – 2.71%		
Paychex, Inc.	135,700	$ 5,029,721
Tobacco – 1.62%		
Altria Group, Inc.	40,600	2,992,626
Trucking and Shipping – 1.04%		
Expeditors International of Washington, Inc.	33,800	1,918,995
TOTAL COMMON STOCKS – 99.05%		$183,525,821
(Cost: $150,535,707)		

SHORT-TERM SECURITY – 0.89%	Principal Amount in Thousands	
Utilities – Electric		
Wisconsin Electric Power Co.,		
3.88%, 10–3–05	$1,657	$ 1,656,643
(Cost: $1,656,643)		
TOTAL INVESTMENT SECURITIES – 99.94%		$185,182,464
(Cost: $152,192,350)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.06%		103,620
NET ASSETS – 100.00%		$185,286,084

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY LARGE CAP GROWTH FUND
September 30, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $152,192) (Notes 1 and 3)	$185,182
Receivables:	
Fund shares sold.	1,551
Dividends and interest.	106
Prepaid and other assets	30
Total assets	186,869

LIABILITIES

Payable for investment securities purchased	1,105
Payable to Fund shareholders	278
Due to custodian.	100
Accrued shareholder servicing (Note 2).	58
Accrued accounting services fee (Note 2)	6
Accrued management fee (Note 2)	4
Accrued distribution and service fees (Note 2)	2
Other liabilities	30
Total liabilities	1,583
Total net assets.	$185,286

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 177
Additional paid-in capital	174,886
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(495)
Accumulated undistributed net realized loss	
on investment transactions	(22,272)
Net unrealized appreciation in value of investments.	32,990
Net assets applicable to outstanding units of capital.	$185,286
Net asset value per share (net assets divided by shares outstanding):	
Class A	$ 10.53
Class B	$ 9.87
Class C	$ 10.09
Class Y	$ 10.64
Capital shares outstanding:	
Class A	10,307
Class B	927
Class C	1,288
Class Y	5,134
Capital shares authorized	400,000

See Notes to Financial Statements.

Statement of Operations

IVY LARGE CAP GROWTH FUND
For the Six Months Ended September 30, 2005
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):

Dividends (net of foreign withholding taxes of $9)	$	668
Interest and amortization.		74
Total income		742

Expenses (Note 2):

Investment management fee.	570
Shareholder servicing:	
Class A.	173
Class B.	26
Class C.	26
Class Y	39
Service fee:	
Class A.	103
Class B.	11
Class C.	15
Class Y	65
Distribution fee:	
Class A.	11
Class B.	31
Class C.	46
Accounting services fee	34
Registration fees	27
Audit fees.	15
Custodian fees.	5
Other	34
Total	1,231
Less expenses in excess of voluntary limit (Note 2)	(6)
Total expenses	1,225
Net investment loss	(483)

REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments.	4,583
Unrealized appreciation in value of investments during the period	11,891
Net gain on investments	16,474
Net increase in net assets resulting from operations	$15,991

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY LARGE CAP GROWTH FUND

(In Thousands)

	For the six months ended September 30, 2005	For the fiscal year ended March 31, 2005
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (483)	$ (451)
Realized net gain on investments	4,583	958
Unrealized appreciation.	11,891	3,253
Net increase in net assets resulting from operations.	15,991	3,760
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(—)	(—)
Capital share transactions (Note 5)	17,512	(3,734)
Total increase	33,503	26
NET ASSETS		
Beginning of period.	151,783	151,757
End of period.	$185,286	$151,783
Undistributed net investment loss	$ (495)	$ (12)

(1)See "Financial Highlights" on pages 94 - 97.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 6-30-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$ 9.54	$9.27	$7.24	$9.21	$9.48	$10.00
Income (loss) from investment operations:						
Net investment income (loss)	(0.03)	(0.03)	(0.04)	(0.03)	(0.04)	0.05
Net realized and unrealized gain (loss) on investments.	1.02	0.30	2.07	(1.94)	(0.23)	(0.45)
Total from investment operations	0.99	0.27	2.03	(1.97)	(0.27)	(0.40)
Less distributions from:						
Net investment income.	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.06)
Capital gains.	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.06)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.12)
Net asset value, end of period.	$10.53	$9.54	$9.27	$7.24	$9.21	$ 9.48
Total return[2]	10.38%	2.91%	28.04%	–21.39%	–2.85%	–4.27%
Net assets, end of period (in millions)	$108	$82	$76	$21	$20	$19
Ratio of expenses to average net assets including voluntary expense waiver[3]	1.47%[4]	1.50%	1.55%	1.28%	1.58%	1.13%[4]
Ratio of net investment income (loss) to average net assets including voluntary expense waiver[3]	–0.57%[4]	–0.31%	–0.89%	–0.23%	–0.38%	0.89%[4]
Ratio of expenses to average net assets excluding voluntary expense waiver[3]	—	1.52%	—	1.66%	1.69%	1.34%[4]
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver[3]	—	–0.33%	—	–0.61%	–0.49%	0.68%[4]
Portfolio turnover rate.	45%	131%	162%	72%	99%	75%

(1) Commencement of operations of the class.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) See Note 2.
(4) Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 7-6-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$8.99	$8.83	$6.99	$9.05	$9.44	$10.02
Income (loss) from investment operations:						
Net investment loss.	(0.06)	(0.05)	(0.13)	(0.14)	(0.16)	(0.03)
Net realized and unrealized gain (loss) on investments.	0.94	0.21	1.97	(1.92)	(0.23)	(0.49)
Total from investment operations	0.88	0.16	1.84	(2.06)	(0.39)	(0.52)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.06)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.06)
Net asset value, end of period	$9.87	$8.99	$8.83	$6.99	$9.05	$ 9.44
Total return	9.79%	1.81%	26.32%	–22.76%	–4.13%	–5.32%
Net assets, end of period (in millions)	$9	$8	$5	$2	$2	$2
Ratio of expenses to average net assets including voluntary expense waiver[2]	2.49%[3]	2.53%	2.85%	2.93%	2.98%	2.53%[3]
Ratio of net investment loss to average net assets including voluntary expense waiver[2]	–1.58%[3]	–1.30%	–2.16%	–1.87%	–1.79%	–0.60%[3]
Ratio of expenses to average net assets excluding voluntary expense waiver[2]	—	—	—	3.31%	3.19%	3.00%[3]
Ratio of net investment loss to average net assets excluding voluntary expense waiver[2]	—	—	—	–2.25%	–2.00%	–1.07%[3]
Portfolio turnover rate.	45%	131%	162%	72%	99%	75%

(1) Commencement of operations of the class.
(2) See Note 2.
(3) Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 7-3-00[1] to 3-31-01
		2005	**2004**	**2003**	**2002**	
Net asset value, beginning of period	$ 9.18	$8.99	$7.08	$9.10	$9.45	$10.00
Income (loss) from investment operations:						
Net investment loss.	(0.07)	(0.09)	(0.11)	(0.10)	(0.12)	(0.00)
Net realized and unrealized gain (loss) on investments.	0.98	0.28	2.02	(1.92)	(0.23)	(0.48)
Total from investment operations	0.91	0.19	1.91	(2.02)	(0.35)	(0.48)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.06)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.07)
Net asset value, end of period.	$10.09	$9.18	$8.99	$7.08	$9.10	$ 9.45
Total return	9.91%	2.11%	26.98%	–22.28%	–3.60%	–4.93%
Net assets, end of period (in millions)	$13	$12	$11	$4	$7	$7
Ratio of expenses to average net assets including voluntary expense waiver[2]	2.25%[3]	2.25%	2.44%	2.26%	2.51%	2.06%[3]
Ratio of net investment loss to average net assets including voluntary expense waiver[2]	–1.34%[3]	–1.06%	–1.75%	–1.20%	–1.31%	–0.08%[3]
Ratio of expenses to average net assets excluding voluntary expense waiver[2]	2.26%[3]	2.28%	—	2.64%	2.68%	2.44%[3]
Ratio of net investment loss to average net assets excluding voluntary expense waiver[2]	–1.35%[3]	–1.09%	—	–1.58%	–1.48%	–0.46%[3]
Portfolio turnover rate	45%	131%	162%	72%	99%	75%

(1)Commencement of operations of the class.
(2)See Note 2.
(3)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 7-6-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$ 9.62	$9.32	$7.26	$9.22	$9.48	$10.02
Income (loss) from investment operations:						
Net investment income (loss)	(0.01)	0.00	(0.03)	(0.30)	(0.01)	0.09
Net realized and unrealized gain (loss) on investments.	1.03	0.30	2.09	(1.66)	(0.25)	(0.50)
Total from investment operations	1.02	0.30	2.06	(1.96)	(0.26)	(0.41)
Less distributions from:						
Net investment income . . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.07)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.06)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.13)
Net asset value, end of period	$10.64	$9.62	$9.32	$7.26	$9.22	$ 9.48
Total return	10.60%	3.22%	28.38%	–21.26%	–2.74%	–4.38%
Net assets, end of period (in thousands)	$54,606	$49,661	$59,483	$892	$768	$279
Ratio of expenses to average net assets including voluntary expense waiver[2]	1.20%[3]	1.20%	1.26%	1.05%	1.36%	1.13%[3]
Ratio of net investment income (loss) to average net assets including voluntary expense waiver[2]	–0.29%[3]	–0.01%	–0.64%	0.00%	–0.20%	1.11%[3]
Ratio of expenses to average net assets excluding voluntary expense waiver[2]	1.22%[3]	1.25%	—	1.43%	1.45%	1.34%[3]
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver[2]	–0.31%[3]	–0.06%	—	–0.38%	–0.29%	0.90%[3]
Portfolio turnover rate	45%	131%	162%	72%	99%	75%

(1)Commencement of operations of the class.
(2)See Note 2.
(3)Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY LIMITED-TERM BOND FUND

Portfolio Highlights

On September 30, 2005, Ivy Limited-Term Bond Fund had net assets totaling $56,550,779 invested in a diversified portfolio of:

51.50%	United States Government and Government Agency Obligations
45.56%	Corporate Debt Securities
2.94%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



Corporate Debt Securities	$45.56
United States Government Agency Mortgage-Backed Obligations	$23.26
United States Government Treasury Obligations	$23.02
United States Government Agency Obligations	$ 5.22
Cash and Cash Equivalents.	$ 2.94

On September 30, 2005, the breakdown of bonds (by ratings) held by the Fund was as follows:



AAA	51.50%
A	16.27%
BBB	23.08%
BB	6.21%
Cash and Cash Equivalents.	2.94%

The Investments of Ivy Limited-Term Bond Fund

September 30, 2005

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Aircraft – 3.29%		
Raytheon Company,		
6.75%, 8–15–07	$1,800	**$ 1,859,998**
Business Equipment and Services – 3.69%		
USA Waste Services, Inc.,		
7.125%, 10–1–07	2,000	**2,085,268**
Capital Equipment – 1.42%		
John Deere Capital Corporation,		
5.125%, 10–19–06	800	**805,034**
Chemicals – Specialty – 2.22%		
Praxair, Inc.,		
4.75%, 7–15–07	1,250	**1,254,122**
Finance Companies – 6.21%		
Ford Motor Credit Company,		
6.875%, 2–1–06	2,000	2,008,184
General Motors Acceptance Corporation,		
6.625%, 10–15–05	1,500	1,500,903
		3,509,087
Food and Related – 1.24%		
Kellogg Company,		
4.875%, 10–15–05	700	**700,158**
Forest and Paper Products – 1.91%		
International Paper Company,		
4.25%, 1–15–09	1,105	**1,080,908**
Multiple Industry – 6.95%		
Household Finance Corporation,		
6.5%, 1–24–06	950	956,499
Kansas City Power & Light Company,		
7.125%, 12–15–05	950	954,995
National Rural Utilities Cooperative Finance Corporation,		
6.0%, 5–15–06	2,000	2,019,156
		3,930,650
Petroleum – International – 3.61%		
Anadarko Petroleum Corporation,		
5.375%, 3–1–07	2,025	**2,042,723**

See Notes to Schedule of Investments on page 102.

The Investments of Ivy Limited-Term Bond Fund

September 30, 2005

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Railroad – 4.35%		
Norfolk Southern Corporation,		
7.35%, 5–15–07	$1,850	$ 1,924,792
Union Pacific Corporation,		
6.7%, 12–1–06	525	537,591
		2,462,383
Utilities – Electric – 6.92%		
FPL Group Capital Inc,		
6.125%, 5–15–07	2,000	2,046,568
Virginia Electric and Power Company,		
5.375%, 2–1–07	1,500	1,513,014
Wisconsin Energy Corporation,		
5.875%, 4–1–06	350	352,407
		3,911,989
Utilities – Telephone – 3.75%		
GTE Corporation,		
6.36%, 4–15–06	2,100	**2,120,383**
TOTAL CORPORATE DEBT SECURITIES – 45.56%		**$25,762,703**
(Cost: $25,892,373)		
UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 5.22%		
Federal Home Loan Mortgage Corporation,		
3.625%, 9–15–08	2,000	1,956,568
Federal National Mortgage Association,		
4.25%, 7–15–07	1,000	997,469
		2,954,037
Mortgage-Backed Obligations – 23.26%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
4.0%, 12–15–12	587	574,320
3.5%, 12–15–16	1,068	1,029,382
5.5%, 7–15–17 (Interest Only)	1,000	64,556
5.5%, 10–15–23 (Interest Only)	4,374	341,769
5.5%, 4–15–24 (Interest Only)	1,393	128,573
5.0%, 6–15–24 (Interest Only)	2,000	266,912
4.0%, 11–15–32	1,233	1,196,228

See Notes to Schedule of Investments on page 102.

The Investments of Ivy Limited-Term Bond Fund

September 30, 2005

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Fixed		
Rate Participation Certificates:		
4.5%, 5–1–10	$ 827	$ 822,443
5.5%, 1–1–17	230	233,774
5.5%, 5–1–17	224	227,635
4.5%, 4–1–18	1,343	1,317,621
Federal National Mortgage Association Fixed Rate		
Pass-Through Certificates:		
8.0%, 2–1–08	2	1,952
7.0%, 10–1–14	45	47,107
5.5%, 2–1–17	744	754,953
5.0%, 11–1–17	826	825,106
5.5%, 1–1–18	842	854,520
Government National Mortgage Association Fixed		
Rate Pass-Through Certificates:		
6.5%, 1–15–14	82	85,625
6.0%, 5–15–14	208	215,732
5.5%, 1–15–17	369	377,992
6.0%, 1–15–17	252	260,949
5.5%, 7–15–17	704	719,880
5.0%, 12–15–17	1,228	1,235,264
4.0%, 9–15–18	1,469	1,418,931
7.0%, 10–15–28	48	50,094
7.0%, 4–15–29	32	33,375
7.0%, 7–15–29	64	67,875
		13,152,568
Treasury Obligations – 23.02%		
United States Treasury Notes:		
4.75%, 11–15–08	2,000	2,032,110
3.125%, 4–15–09	2,000	1,929,922
4.0%, 6–15–09	1,000	993,125
4.0%, 3–15–10	2,000	1,982,188
5.0%, 8–15–11	2,000	2,078,204
4.375%, 8–15–12	2,000	2,011,796
4.25%, 8–15–14	2,000	1,987,500
		13,014,845
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 51.50%		**$29,121,450**

(Cost: $29,393,813)

See Notes to Schedule of Investments on page 102.

The Investments of Ivy Limited-Term Bond Fund

September 30, 2005

SHORT-TERM SECURITY – 1.91%	Principal Amount in Thousands	Value
Forest and Paper Products		
Sonoco Products Co.,		
3.94%, 10–3–05	$1,083	$ 1,082,763
(Cost: $1,082,763)		
TOTAL INVESTMENT SECURITIES – 98.97%		**$55,966,916**
(Cost: $56,368,949)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.03%		583,863
NET ASSETS – 100.00%		**$56,550,779**

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definitions of these acronyms are as follows: REMIC – Real Estate Mortgage Investment Conduit; CMO – Collateralized Mortgage Obligation.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY LIMITED-TERM BOND FUND
September 30, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $56,369) (Notes 1 and 3)	$55,967
Receivables:	
Interest.	708
Fund shares sold.	292
Prepaid and other assets	28
Total assets	56,995

LIABILITIES

Payable to Fund shareholders	356
Due to custodian.	27
Accrued shareholder servicing (Note 2).	23
Dividends payable.	11
Accrued accounting services fee (Note 2)	3
Accrued distribution and service fees (Note 2)	1
Accrued management fee (Note 2)	1
Other.	22
Total liabilities	444
Total net assets.	$56,551

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 56
Additional paid-in capital	57,508
Accumulated undistributed loss:	
Accumulated undistributed net realized loss	
on investment transactions	(611)
Net unrealized depreciation in value of investments.	(402)
Net assets applicable to outstanding units of capital.	$56,551
Net asset value per share (net assets divided by shares outstanding):	
Class A	$10.13
Class B	$10.13
Class C	$10.13
Class Y	$10.13
Capital shares outstanding:	
Class A	3,320
Class B	553
Class C	1,526
Class Y	186
Capital shares authorized	200,000

See Notes to Financial Statements.

Statement of Operations

IVY LIMITED-TERM BOND FUND
For the Six Months Ended September 30, 2005
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$1,259
Expenses (Note 2):	
Investment management fee.	148
Shareholder servicing:	
Class A	54
Class B	14
Class C	32
Class Y	2
Distribution fee:	
Class A	6
Class B	23
Class C	61
Service fee:	
Class A	38
Class B	8
Class C	20
Class Y	2
Registration fees	28
Accounting services fee	22
Audit fees.	11
Custodian fees.	4
Other	16
Total expenses	489
Net investment income	770

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments	(26)
Unrealized depreciation in value of investments during the period	(52)
Net loss on investments	(78)
Net increase in net assets resulting from operations	$ 692

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY LIMITED-TERM BOND FUND
(In Thousands)

	For the six months ended September 30, 2005	For the fiscal year ended March 31, 2005
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 770	$ 1,586
Realized net loss on investments	(26)	(80)
Unrealized depreciation.	(52)	(2,076)
Net increase (decrease) in net assets resulting from operations	692	(570)
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(512)	(1,057)
Class B	(62)	(114)
Class C	(168)	(359)
Class Y	(28)	(56)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(770)	(1,586)
Capital share transactions (Note 5)	(7,196)	1,791
Total decrease	(7,274)	(365)
NET ASSETS		
Beginning of period.	63,825	64,190
End of period.	$56,551	$63,825
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 106 - 109.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 8-17-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period.	$10.14	$10.48	$10.45	$10.20	$10.17	$ 9.84
Income (loss) from investment operations:						
Net investment income.	0.15	0.28	0.29	0.36	0.51	0.36
Net realized and unrealized gain (loss) on investments	(0.01)	(0.34)	0.03	0.25	0.03	0.33
Total from investment operations.	0.14	(0.06)	0.32	0.61	0.54	0.69
Less distributions from:						
Net investment income.	(0.15)	(0.28)	(0.29)	(0.36)	(0.51)	(0.36)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.15)	(0.28)	(0.29)	(0.36)	(0.51)	(0.36)
Net asset value, end of period . . .	$10.13	$10.14	$10.48	$10.45	$10.20	$10.17
Total return[2]	1.38%	–0.60%	3.13%	6.15%	5.42%	7.01%
Net assets, end of period (in thousands)	$33,611	$38,482	$34,970	$39,765	$6,124	$494
Ratio of expenses to average net assets including voluntary expense waiver	1.33%[3]	1.27%	1.18%	1.09%	1.04%	0.85%[3]
Ratio of net investment income to average net assets including voluntary expense waiver	2.91%[3]	2.71%	2.79%	3.32%	4.76%	5.83%[3]
Ratio of expenses to average net assets excluding voluntary expense waiver	—[4]	—[4]	—[4]	—[4]	1.19%	1.09%[3]
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[4]	—[4]	—[4]	—[4]	4.61%	5.59%[3]
Portfolio turnover rate	9%	36%	30%	49%	33%	16%[5]

(1)Commencement of operations of the class.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.
(4)Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.
(5)For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

| | For the six months ended 9-30-05 | For the fiscal year ended March 31, | | | | For the period from 7-3-00[1] to 3-31-01 |
		2005	2004	2003	2002	
Net asset value, beginning of period	$10.14	$10.48	$10.45	$10.20	$10.17	$ 9.80
Income (loss) from investment operations:						
Net investment income	0.10	0.18	0.19	0.27	0.42	0.36
Net realized and unrealized gain (loss) on investments	(0.01)	(0.34)	0.03	0.25	0.03	0.37
Total from investment operations	0.09	(0.16)	0.22	0.52	0.45	0.73
Less distributions from:						
Net investment income	(0.10)	(0.18)	(0.19)	(0.27)	(0.42)	(0.36)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.10)	(0.18)	(0.19)	(0.27)	(0.42)	(0.36)
Net asset value, end of period	$10.13	$10.14	$10.48	$10.45	$10.20	$10.17
Total return	0.93%	–1.51%	2.18%	5.18%	4.52%	7.54%
Net assets, end of period (in thousands)	$5,602	$6,649	$5,812	$5,471	$1,419	$425
Ratio of expenses to average net assets including voluntary expense waiver	2.21%[2]	2.20%	2.11%	2.01%	1.88%	1.81%[2]
Ratio of net investment income to average net assets including voluntary expense waiver	2.03%[2]	1.78%	1.86%	2.47%	4.02%	4.91%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	—[3]	—[3]	—[3]	—[3]	2.15%	2.33%[2]
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[3]	—[3]	—[3]	—[3]	3.76%	4.39%[2]
Portfolio turnover rate	9%	36%	30%	49%	33%	16%[4]

(1) Commencement of operations of the class.
(2) Annualized.
(3) Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.
(4) For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$10.14	$10.48	$10.45	$10.20	$10.17	$ 9.76
Income (loss) from investment operations:						
Net investment income	0.10	0.19	0.20	0.27	0.42	0.48
Net realized and unrealized gain (loss) on investments.	(0.01)	(0.34)	0.03	0.25	0.03	0.41
Total from investment operations	0.09	(0.15)	0.23	0.52	0.45	0.89
Less distributions from:						
Net investment income	(0.10)	(0.19)	(0.20)	(0.27)	(0.42)	(0.48)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.10)	(0.19)	(0.20)	(0.27)	(0.42)	(0.48)
Net asset value, end of period	$10.13	$10.14	$10.48	$10.45	$10.20	$10.17
Total return	0.95%	−1.45%	2.23%	5.22%	4.46%	9.48%
Net assets, end of period (in millions)	$15	$17	$22	$30	$20	$18
Ratio of expenses to average net assets including voluntary expense waiver	2.17%[1]	2.14%	2.05%	1.98%	1.94%	1.82%
Ratio of net investment income to average net assets including voluntary expense waiver . . .	2.07%[1]	1.84%	1.92%	2.59%	4.04%	4.97%
Ratio of expenses to average net assets excluding voluntary expense waiver	—[2]	—[2]	—[2]	—[2]	2.21%	2.34%
Ratio of net investment income to average net assets excluding voluntary expense waiver . . .	—[2]	—[2]	—[2]	—[2]	3.77%	4.44%
Portfolio turnover rate	9%	36%	30%	49%	33%	16%

[1] Annualized.
[2] Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$10.14	$10.48	$10.45	$10.20	$10.17	$ 9.76
Income (loss) from investment operations:						
Net investment income . . .	0.15	0.29	0.29	0.36	0.51	0.59
Net realized and unrealized gain (loss) on investments.	(0.01)	(0.34)	0.03	0.25	0.03	0.41
Total from investment operations	0.14	(0.05)	0.32	0.61	0.54	1.00
Less distributions from:						
Net investment income . . .	(0.15)	(0.29)	(0.29)	(0.36)	(0.51)	(0.59)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.15)	(0.29)	(0.29)	(0.36)	(0.51)	(0.59)
Net asset value, end of period	$10.13	$10.14	$10.48	$10.45	$10.20	$10.17
Total return	1.46%	−0.49%	3.18%	6.14%	5.41%	10.56%
Net assets, end of period (in millions)	$2	$2	$2	$2	$1	$2
Ratio of expenses to average net assets including voluntary expense waiver	1.18%[1]	1.16%	1.13%	1.09%	1.04%	0.83%
Ratio of net investment income to average net assets including voluntary expense waiver	3.06%[1]	2.82%	2.83%	3.42%	4.97%	5.95%
Ratio of expenses to average net assets excluding voluntary expense waiver	—[2]	—[2]	—[2]	—[2]	1.18%	1.07%
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[2]	—[2]	—[2]	—[2]	4.83%	5.71%
Portfolio turnover rate	9%	36%	30%	49%	33%	16%

[1] Annualized.
[2] Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY MID CAP GROWTH FUND

Portfolio Highlights

On September 30, 2005, the Ivy Mid Cap Growth Fund had net assets totaling $106,646,896 invested in a diversified portfolio of:

94.00%	Common Stocks
6.00%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



Health Care Stocks	$20.91
Technology Stocks	$17.23
Business Equipment and Services Stocks .	$15.92
Financial Services Stocks	$10.59
Consumer Nondurables Stocks	$ 6.45
Consumer Services Stocks	$ 6.43
Cash and Cash Equivalents.	$ 6.00
Capital Goods Stocks.	$ 5.95
Miscellaneous Stocks.	$ 5.38
Energy Stocks	$ 5.14

The Investments of Ivy Mid Cap Growth Fund

September 30, 2005

COMMON STOCKS	Shares	Value
Air Transportation – 0.30%		
Southwest Airlines Co.	21,750	$ 322,988
Aircraft – 1.55%		
L–3 Communications Holdings, Inc.	20,850	1,648,609
Banks – 5.18%		
Amegy Bancorporation, Inc.	31,700	717,529
Northern Trust Corporation	44,500	2,249,698
Synovus Financial Corp.	92,450	2,562,714
		5,529,941
Beverages – 2.59%		
Brown-Forman Corporation, Class B.	25,200	1,500,408
Coca-Cola Enterprises Inc.	64,950	1,266,525
		2,766,933
Broadcasting – 1.21%		
Cox Radio, Inc., Class A*.	48,700	740,240
XM Satellite Radio Holdings Inc., Class A*	15,400	552,937
		1,293,177
Business Equipment and Services – 6.00%		
Cintas Corporation	36,850	1,512,877
Lamar Advertising Company, Class A*	59,550	2,700,295
Stericycle, Inc.*.	38,200	2,182,748
		6,395,920
Capital Equipment – 2.11%		
IDEX Corporation.	52,775	2,245,576
Communications Equipment – 1.29%		
Juniper Networks, Inc.*	57,800	1,375,351
Computers – Micro – 3.93%		
Apple Computer, Inc.*	69,250	3,712,839
Sun Microsystems, Inc.*.	122,400	480,420
		4,193,259
Computers – Peripherals – 1.84%		
EMC Corporation*	70,950	918,093
Mercury Interactive Corporation*.	26,450	1,047,156
		1,965,249
Cosmetics and Toiletries – 1.79%		
Estee Lauder Companies Inc. (The), Class A	54,950	1,913,908

See Notes to Schedule of Investments on page 114.

The Investments of Ivy Mid Cap Growth Fund

September 30, 2005

COMMON STOCKS (Continued)	Shares	Value
Electrical Equipment – 1.47%		
Molex Incorporated	9,150	$ 244,076
Molex Incorporated, Class A	51,600	1,325,088
		1,569,164
Electronic Components – 7.18%		
Analog Devices, Inc.	25,450	945,213
Broadcom Corporation, Class A*	39,250	1,841,414
Maxim Integrated Products, Inc.	24,750	1,055,464
Microchip Technology Incorporated	56,950	1,714,765
Network Appliance, Inc.*	88,350	2,096,987
		7,653,843
Electronic Instruments – 1.44%		
Lam Research Corporation*	50,250	**1,530,866**
Food and Related – 2.07%		
Campbell Soup Company	38,100	1,133,475
Hershey Foods Corporation	19,050	1,072,706
		2,206,181
Health Care – Drugs – 6.73%		
Allergan, Inc.	31,600	2,895,192
Gilead Sciences, Inc.*	44,400	2,162,724
ICOS Corporation*	39,550	1,092,173
Neurocrine Biosciences, Inc.*	21,000	1,032,675
		7,182,764
Health Care – General – 7.73%		
Biomet, Inc.	57,225	1,985,994
DENTSPLY International Inc.	15,200	821,028
Gen-Probe Incorporated*	24,200	1,195,843
Kyphon Inc.*	35,900	1,576,189
Schein (Henry), Inc.*	62,450	2,660,058
		8,239,112
Hospital Supply and Management – 6.45%		
Bard (C. R.), Inc.	48,450	3,199,153
Health Management Associates, Inc., Class A	63,800	1,497,386
Laboratory Corporation of America Holdings*	44,800	2,182,208
		6,878,747
Hotels and Gaming – 1.82%		
Orient-Express Hotels Ltd.	11,200	318,304
Starwood Hotels & Resorts Worldwide, Inc.	28,400	1,623,628
		1,941,932
Metal Fabrication – 2.37%		
Fastenal Company (A)	41,450	**2,530,522**

See Notes to Schedule of Investments on page 114.

The Investments of Ivy Mid Cap Growth Fund

September 30, 2005

COMMON STOCKS (Continued)	Shares	Value
Motor Vehicles – 0.76%		
Harley-Davidson, Inc.	16,650	**$ 806,526**
Multiple Industry – 1.20%		
AXIS Capital Holdings Limited	45,000	**1,282,950**
Petroleum – Domestic – 1.21%		
XTO Energy Inc.	28,366	**1,285,547**
Petroleum – International – 3.44%		
Burlington Resources Inc.	31,100	2,529,052
Noble Energy, Inc.	24,200	1,134,980
		3,664,032
Petroleum – Services – 0.49%		
Smith International, Inc.	15,700	**522,967**
Publishing – 3.40%		
Getty Images, Inc.*	23,900	2,056,356
Meredith Corporation	31,450	1,569,041
		3,625,397
Retail – Food Stores – 0.66%		
Longs Drug Stores Corporation	16,350	**701,252**
Retail – General Merchandise – 0.74%		
Nordstrom, Inc.	23,100	**792,792**
Security and Commodity Brokers – 5.41%		
Ameritrade Holding Corporation*	62,650	1,344,782
Chicago Mercantile Exchange Holdings Inc.	9,350	3,153,755
Prudential Financial, Inc.	18,848	1,273,371
		5,771,908
Timesharing and Software – 9.92%		
Alliance Data Systems Corporation*	55,250	2,163,037
eBay Inc.*	74,950	3,087,565
Global Payments Inc.	25,150	1,954,658
Paychex, Inc.	70,250	2,603,816
Total System Services, Inc.	32,850	765,734
		10,574,810
Trucking and Shipping – 1.72%		
C.H. Robinson Worldwide, Inc.	28,650	**1,836,751**
TOTAL COMMON STOCKS – 94.00%		**$100,248,974**
(Cost: $68,606,176)		

See Notes to Schedule of Investments on page 114.

The Investments of Ivy Mid Cap Growth Fund

September 30, 2005

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Multiple Industry – 3.74%		
Wisconsin Electric Power Co.,		
3.88%, 10–3–05	$3,982	$ 3,981,142
Utilities – Electric – 2.81%		
Michigan Consolidated Gas Co.,		
3.87%, 10–5–05	3,000	2,998,710
TOTAL SHORT-TERM SECURITIES – 6.55%		$ 6,979,852
(Cost: $6,979,852)		
TOTAL INVESTMENT SECURITIES – 100.55%		$107,228,826
(Cost: $75,586,028)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.55%)		(581,930)
NET ASSETS – 100.00%		$106,646,896

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A) Security serves as cover for the following written call option outstanding at September 30, 2005. (See Note 6 to financial statements):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Fastenal Company	204	November/68	$24,837	$4,192

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY MID CAP GROWTH FUND
September 30, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $75,586) (Notes 1 and 3)	$107,229
Receivables:	
Fund shares sold.	224
Dividends and interest.	61
Investment securities sold	46
Prepaid and other assets	28
Total assets	107,588

LIABILITIES

Payable for investment securities purchased	648
Payable to Fund shareholders	170
Accrued shareholder servicing (Note 2).	44
Due to custodian.	44
Accrued accounting services fee (Note 2)	5
Outstanding written options at market	
(premium received – $25) (Note 6)	4
Accrued management fee (Note 2)	3
Accrued distribution and service fees (Note 2)	1
Other.	22
Total liabilities	941
Total net assets.	$106,647

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 96
Additional paid-in capital	120,113
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(570)
Accumulated undistributed net realized loss	
on investment transactions	(44,655)
Net unrealized appreciation in value of investments.	31,663
Net assets applicable to outstanding units of capital.	$106,647
Net asset value per share (net assets divided by shares outstanding):	
Class A	$11.20
Class B	$10.60
Class C	$10.81
Class Y	$11.28
Capital shares outstanding:	
Class A	7,247
Class B	1,038
Class C	1,133
Class Y	196
Capital shares authorized	350,000

See Notes to Financial Statements.

Statement of Operations

IVY MID CAP GROWTH FUND
For the Six Months Ended September 30, 2005
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):		
Dividends	$	271
Interest and amortization		77
Total income		348
Expenses (Note 2):		
Investment management fee		420
Shareholder servicing:		
Class A		132
Class B		37
Class C		23
Class Y		2
Service fee:		
Class A		82
Class B		13
Class C		15
Class Y		3
Distribution fee:		
Class A		11
Class B		40
Class C		45
Accounting services fee		27
Audit fees		16
Custodian fees		4
Legal fees		1
Other		50
Total		921
Less expenses in excess of voluntary limit (Note 2)		(10)
Total expenses		911
Net investment loss		(563)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	1,918
Realized net loss on purchased options	(21)
Realized net gain on written options	118
Realized net gain on investments	2,015
Unrealized appreciation in value of securities during the period	9,861
Unrealized appreciation in value of written options during the period	49
Unrealized appreciation in value of investments during the period	9,910
Net gain on investments	11,925
Net increase in net assets resulting from operations	$11,362

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY MID CAP GROWTH FUND
(In Thousands)

	For the six months ended September 30, 2005	For the fiscal year ended March 31, 2005
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (563)	$ (989)
Realized net gain on investments	2,015	2,202
Unrealized appreciation.	9,910	6,472
Net increase in net assets resulting from operations.	11,362	7,685
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(—)	(—)
Capital share transactions (Note 5)	3,338	11,632
Total increase	14,700	19,317
NET ASSETS		
Beginning of period.	91,947	72,630
End of period.	$106,647	$91,947
Undistributed net investment loss	$ (570)	$ (7)

(1)See "Financial Highlights" on pages 118 - 121.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 6-30-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$ 9.99	$9.09	$6.67	$8.91	$9.11	$10.00
Income (loss) from investment operations:						
Net investment income (loss)	(0.05)	(0.09)	(0.08)	(0.05)	0.02	0.11
Net realized and unrealized gain (loss) on investments	1.26	0.99	2.50	(2.19)	(0.17)	(0.65)
Total from investment operations	1.21	0.90	2.42	(2.24)	(0.15)	(0.54)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)*	(0.05)	(0.06)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.29)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)*	(0.05)	(0.35)
Net asset value, end of period	$11.20	$9.99	$9.09	$6.67	$8.91	$ 9.11
Total return[2]	12.11%	9.90%	36.28%	–25.13%	–1.67%	–5.88%
Net assets, end of period (in millions)	$81	$68	$50	$14	$15	$11
Ratio of expenses to average net assets including voluntary expense waiver[3]	1.65%[4]	1.65%	1.84%	1.17%	1.17%	1.01%[4]
Ratio of net investment income (loss) to average net assets including voluntary expense waiver[3]	–0.94%[4]	–0.95%	–1.20%	–0.49%	0.34%	1.85%[4]
Ratio of expenses to average net assets excluding voluntary expense waiver[3]	1.66%[4]	1.70%	1.89%	2.02%	1.84%	1.65%[4]
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver[3]	–0.95%[4]	–1.00%	–1.25%	–1.34%	–0.33%	1.21%[4]
Portfolio turnover rate	10%	25%	24%	36%	39%	110%

*Not shown due to rounding.
(1)Commencement of operations of the class.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)See Note 2.
(4)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 7-6-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$ 9.50	$8.75	$6.49	$8.81	$9.07	$10.01
Income (loss) from investment operations:						
Net investment income (loss)	(0.12)	(0.23)	(0.17)	(0.14)	(0.09)	0.02
Net realized and unrealized gain (loss) on investments.	1.22	0.98	2.43	(2.18)	(0.17)	(0.66)
Total from investment operations	1.10	0.75	2.26	(2.32)	(0.26)	(0.64)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.29)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.30)
Net asset value, end of period	$10.60	$9.50	$8.75	$6.49	$8.81	$ 9.07
Total return	11.58%	8.57%	34.82%	−26.33%	−2.87%	−6.85%
Net assets, end of period (in millions)	$11	$11	$12	$2	$2	$2
Ratio of expenses to average net assets including voluntary expense waiver[2]	2.76%[3]	2.81%	3.04%	2.73%	2.49%	2.40%[3]
Ratio of net investment income (loss) to average net assets including voluntary expense waiver[2].	−2.06%[3]	−2.12%	−2.37%	−2.05%	−0.95%	0.44%[3]
Ratio of expenses to average net assets excluding voluntary expense waiver[2]	—	—	3.09%	3.58%	3.90%	3.93%[3]
Ratio of net investment loss to average net assets excluding voluntary expense waiver[2]	—	—	−2.43%	−2.90%	−2.37%	−1.09%[3]
Portfolio turnover rate	10%	25%	24%	36%	39%	110%

(1)Commencement of operations of the class.
(2)See Note 2.
(3)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 7-3-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$ 9.67	$8.86	$6.56	$8.85	$9.08	$10.00
Income (loss) from investment operations:						
Net investment income (loss)	(0.09)	(0.15)	(0.13)	(0.10)	(0.05)	0.04
Net realized and unrealized gain (loss) on investments.	1.23	0.96	2.43	(2.19)	(0.18)	(0.66)
Total from investment operations	1.14	0.81	2.30	(2.29)	(0.23)	(0.62)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.29)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.30)
Net asset value, end of period	$10.81	$9.67	$8.86	$6.56	$8.85	$ 9.08
Total return	11.79%	9.14%	35.06%	−25.88%	−2.53%	−6.58%
Net assets, end of period (in millions)	$13	$11	$10	$3	$4	$4
Ratio of expenses to average net assets including voluntary expense waiver[2]	2.35%[3]	2.35%	2.59%	2.18%	2.10%	1.99%[3]
Ratio of net investment income (loss) to average net assets including voluntary expense waiver[2].	−1.65%[3]	−1.66%	−1.98%	−1.50%	−0.55%	0.84%[3]
Ratio of expenses to average net assets excluding voluntary expense waiver[2]	2.44%[3]	2.46%	2.64%	3.03%	3.30%	3.26%[3]
Ratio of net investment loss to average net assets excluding voluntary expense waiver[2]	−1.74%[3]	−1.77%	−2.03%	−2.35%	−1.74%	−0.43%[3]
Portfolio turnover rate.	10%	25%	24%	36%	39%	110%

(1)Commencement of operations of the class.
(2)See Note 2.
(3)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 7-10-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$10.04	$ 9.09	$6.67	$8.91	$9.11	$10.23
Income (loss) from investment operations:						
Net investment income (loss)	(0.03)	(0.06)	(0.05)	(0.01)	0.00	0.11
Net realized and unrealized gain (loss) on investments	1.27	1.01	2.47	(2.20)	(0.14)	(0.88)
Total from investment operations	1.24	0.95	2.42	(2.21)	(0.14)	(0.77)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.03)	(0.06)	(0.06)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.29)
Total distributions.	(0.00)	(0.00)	(0.00)	(0.03)	(0.06)	(0.35)
Net asset value, end of period	$11.28	$10.04	$9.09	$6.67	$8.91	$ 9.11
Total return	12.35%	10.45%	36.28%	–24.86%	–1.52%	–7.97%
Net assets, end of period (in thousands)	$2,218	$1,961	$1,363	$329	$438	$184
Ratio of expenses to average net assets including voluntary expense waiver[2] . .	1.25%[3]	1.25%	1.72%	0.86%	0.83%	1.03%[3]
Ratio of net investment income (loss) to average net assets including voluntary expense waiver[2] . .	–0.55%[3]	–0.55%	–0.91%	–0.18%	0.50%	1.77%[3]
Ratio of expenses to average net assets excluding voluntary expense waiver[2] . .	1.45%[3]	1.48%	1.77%	1.71%	1.30%	1.68%[3]
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver[2] . .	–0.75%[3]	–0.78%	–0.96%	–1.03%	0.03%	1.11%[3]
Portfolio turnover rate	10%	25%	24%	36%	39%	110%

[1] Commencement of operations of the class.
[2] See Note 2.
[3] Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY MONEY MARKET FUND

Portfolio Highlights

On September 30, 2005, Ivy Money Market Fund had net assets totaling $47,417,303. As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



Corporate Obligations – Notes	$38.38
Corporate Obligations – Commercial Paper	$30.20
Municipal Obligations – Taxable	$22.90
United States Government Agency Obligations and Cash and Cash Equivalents	$ 6.41
Corporate Obligations – Certificates of Deposit	$ 2.11

The Investments of Ivy Money Market Fund

September 30, 2005

CORPORATE OBLIGATIONS	Principal Amount in Thousands	Value
Certificates of Deposit – 2.11%		
Banks		
Citibank, N.A.,		
3.77%, 11–22–05	$1,000	**$ 1,000,000**
Commercial Paper		
Banks – 4.85%		
Rabobank USA Financial Corp.,		
3.3%, 10–20–05	600	598,955
Rabobank USA Financial Corp.		
(Rabobank Nederland),		
3.88%, 10–3–05	1,700	1,699,634
		2,298,589
Consumer Electronics – 1.05%		
Sony Global Treasury Services PLC,		
3.67%, 10–21–05	500	**498,980**
Finance Companies – 11.56%		
BP Capital Markets p.l.c.,		
3.88%, 10–3–05	338	337,927
Ciesco, LLC,		
3.6%, 10–7–05	2,000	1,998,800
PACCAR Financial Corp.,		
3.49%, 1–19–06	353	349,236
Preferred Receivables Funding Corp.,		
3.62%, 10–6–05	300	299,849
River Fuel Company #2, Inc.		
(Bank of New York (The)),		
3.64%, 10–14–05	2,300	2,296,977
Vehicle Services of America Ltd.		
(Bank of America, N.A.),		
3.72%, 10–13–05	200	199,752
		5,482,541
Food and Related – 4.37%		
Golden Peanut Company LLC		
(Archer Daniels Midland Company),		
3.9%, 2–22–06	600	590,640
McCormick & Co. Inc.,		
3.27%, 11–15–05	700	697,139
Wm. Wrigley Jr. Company,		
3.95%, 3–20–06	800	785,078
		2,072,857

See Notes to Schedule of Investments on page 128.

The Investments of Ivy Money Market Fund

September 30, 2005

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Multiple Industry – 1.58%		
General Electric Capital Corporation,		
3.64%, 10–26–05	$ 750	$ 748,104
Security and Commodity Brokers – 1.84%		
UBS Finance Delaware LLC (UBS AG):		
3.3%, 10–3–05	525	524,904
3.8%, 12–23–05	350	346,934
		871,838
Utilities – Telephone – 4.95%		
SBC Communications Inc.:		
3.65%, 10–12–05	2,000	1,997,769
3.74%, 11–15–05	350	348,364
		2,346,133
Total Commercial Paper – 30.20%		14,319,042
Notes		
Banks – 5.36%		
Bank of New York Company Inc. (The),		
2.2%, 5–12–06	850	842,254
Wells Fargo & Company:		
3.75%, 10–3–05	500	500,000
3.75813%, 10–17–05	1,200	1,200,000
		2,542,254
Business Equipment and Services – 1.71%		
Playworld Systems Incorporated, Taxable Variable		
Rate Demand/Fixed Rate Revenue Bonds,		
Series A of 1998 (Wachovia Bank, N.A.),		
3.91%, 10–5–05	810	810,000
Computers – Main and Mini – 2.11%		
International Business Machines Corporation,		
3.6725%, 10–11–05	1,000	1,000,000
Electrical Equipment – 1.18%		
Emerson Electric Co.,		
6.3%, 11–1–05	560	561,311

See Notes to Schedule of Investments on page 128.

The Investments of Ivy Money Market Fund

September 30, 2005

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Finance Companies – 8.72%		
Caterpillar Financial Services Corp.:		
2.65%, 1–30–06	$1,200	$ 1,196,171
2.35%, 9–15–06	500	491,392
Lowell Family, LLC, Variable Rate Taxable Demand Bonds (LaSalle Bank National Association),		
3.88%, 10–6–05	250	250,000
P&W Holdings, LLC, Taxable Variable Rate Demand Bonds, Series 2005 (Wachovia Bank, N.A.),		
3.84%, 10–6–05	395	395,000
Park Street Properties I, LLC, Taxable Variable Rate Demand Notes, Series 2004 (University of Wisconsin – Madison Projects), (U.S. Bank, National Association),		
3.79%, 10–6–05	875	875,000
Unilever Capital Corporation,		
6.875%, 11–1–05	925	927,912
		4,135,475
Health Care – Drugs – 1.27%		
Lilly (Eli) and Company,		
3.66313%, 10–3–05	600	**600,000**
Health Care – General – 1.58%		
B & D Associates, LLP and Eye Associates of Boca Raton, P.A., Taxable Variable Rate Demand Bonds (B & D Associates Project), Series 2005 (Wachovia Bank, N.A.),		
3.89%, 10–6–05	750	**750,000**
Hospital Supply and Management – 0.81%		
Autumn House at Powder Mill, Inc., Taxable Variable Rate Demand Bonds, Series of 2003 (Suntrust Bank),		
3.85%, 10–6–05	150	150,000
Meriter Management Services, Inc., Taxable Variable Rate Demand Notes, Series 1996 (U.S. Bank Milwaukee, N.A.),		
3.8%, 10–5–05	235	235,000
		385,000
Household – General Products – 2.64%		
Procter & Gamble Company (The),		
3.78813%, 12–9–05	1,250	**1,250,000**

See Notes to Schedule of Investments on page 128.

The Investments of Ivy Money Market Fund

September 30, 2005

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Multiple Industry – 5.61%		
Heller Financial, Inc.,		
6.375%, 3–15–06	$ 900	$ 912,160
The Salvation Army, Taxable Multi-Modal		
Revenue Bonds, Series 2005A		
(The Bank of New York),		
3.82%, 10–6–05	1,750	1,750,000
		2,662,160
Restaurants – 1.16%		
McDonald's Corporation,		
4.488%, 3–7–06 (A)	550	**552,056**
Retail – General Merchandise – 5.11%		
Service Oil, Inc., Taxable Variable Rate		
Demand Bonds (Service Oil, Inc.),		
Series 2002 (U.S. Bank, National Association),		
3.93%, 10–3–05	500	500,000
Wal-Mart Stores, Inc.,		
5.586%, 6–1–06	1,900	1,922,475
		2,422,475
Trucking and Shipping – 1.12%		
Volpe Family Partnership, L.P., Taxable Variable		
Rate Demand Revenue Bonds,		
Series of 2001 (Wachovia Bank, N.A.),		
3.89%, 10–6–05	530	**530,000**
Total Notes – 38.38%		**18,200,731**
TOTAL CORPORATE OBLIGATIONS – 70.69%		**$33,519,773**
(Cost: $33,519,773)		

MUNICIPAL OBLIGATIONS – TAXABLE

	Principal Amount in Thousands	Value
California – 9.12%		
California Pollution Control Financing Authority,		
Environmental Improvement Revenue Bonds (Air		
Products and Chemicals, Inc./Wilmington Facility),		
Taxable Series 1997A,		
3.71%, 11–2–05	2,250	2,250,000

See Notes to Schedule of Investments on page 128.

The Investments of Ivy Money Market Fund

September 30, 2005

MUNICIPAL OBLIGATIONS – TAXABLE (Continued)	Principal Amount in Thousands	Value
California (Continued)		
County of Sacramento, Taxable Pension Funding Bonds, Series 1995B (Bayerische Landesbank Girozentrale, New York Branch),		
3.85%, 10–5–05	$2,075	$ 2,075,000
		4,325,000
Florida – 1.05%		
University of South Florida Research Foundation, Incorporated, Variable Rate Demand Revenue Bonds (Interdisciplinary Research Building Project), Taxable Series 2004B (Bank of America, N.A.),		
3.8%, 10–5–05	500	**500,000**
Maryland – 3.98%		
Mayor and City Council of Baltimore (City of Baltimore, Maryland), General Obligation Bonds, Consolidated Public Improvement Refunding Bonds, Series 2003C (Variable Rate Demand/Taxable), (Financial Security Assurance Inc.),		
3.84%, 10–6–05	1,885	**1,885,000**
New York – 2.51%		
Nassau County Industrial Development Agency, Taxable Variable Rate Demand Revenue Bonds (57 Seaview Realty Associates, LLC 2004 Project), (Wachovia Bank, N.A.),		
3.84%, 10–6–05	1,190	**1,190,000**
Washington – 3.09%		
Washington State Housing Finance Commission: Taxable Variable Rate Demand Multifamily Revenue Bonds: Brittany Park Project, Series 1996B (U.S. Bank of Washington, National Association),		
3.88%, 10–6–05	595	595,000
Columbia Heights Retirement Project, Series 2004 B (Wells Fargo Bank, N.A.),		
3.87%, 10–3–05	380	380,000
Mill Pointe Apartments Project, Series 1999B (U. S. Bank, National Assocation),		
3.93%, 10–3–05	225	225,000

See Notes to Schedule of Investments on page 128.

The Investments of Ivy Money Market Fund

September 30, 2005

MUNICIPAL OBLIGATIONS – TAXABLE (Continued)	Principal Amount in Thousands	Value
Washington (Continued)		
Taxable Variable Rate Demand Nonprofit Revenue Bonds, Virginia Mason Research Center Project, Series 1997B (U.S. Bank, National Association), 3.89%, 10–6–05	$ 265	$ 265,000
		1,465,000
Wisconsin – 3.15%		
Town of Wood River, Wisconsin, Taxable Variable Rate Demand Industrial Development Revenue Bonds (Burnett Dairy Cooperative Project), Series 2001B (U. S. Bank, National Association), 3.93%, 10–3–05	1,495	**1,495,000**
TOTAL MUNICIPAL OBLIGATIONS – TAXABLE – 22.90%		**$10,860,000**
(Cost: $10,860,000)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Federal Home Loan Bank, 3.6809%, 10–13–05	700	700,000
Federal National Mortgage Association, 4.05%, 8–14–06	750	750,000
Overseas Private Investment Corporation:		
3.8%, 10–5–05	1,001	1,001,000
3.84%, 10–5–05	384	383,721
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 5.98%		**$ 2,834,721**
(Cost: $2,834,721)		
TOTAL INVESTMENT SECURITIES – 99.57%		**$47,214,494**
(Cost: $47,214,494)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.43%		**202,809**
NET ASSETS – 100.00%		**$47,417,303**

Notes to Schedule of Investments

(A) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, the total value of this security amounted to 1.16% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

Statement of Assets and Liabilities

IVY MONEY MARKET FUND
September 30, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $47,214) (Note 1)	$47,214
Cash	72
Receivables:	
Interest	194
Fund shares sold	150
Prepaid and other assets	36
Total assets	47,666

LIABILITIES

Payable to Fund shareholders	209
Accrued shareholder servicing (Note 2)	25
Dividends payable	12
Accrued accounting services fee (Note 2)	2
Accrued management fee (Note 2)	1
Accrued distribution and service fees (Note 2)	—*
Total liabilities	249
Total net assets	$47,417

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 474
Additional paid-in capital	46,943
Net assets applicable to outstanding units of capital	$47,417
Net asset value per share (net assets divided by shares outstanding):	
Class A	$1.00
Class B	$1.00
Class C	$1.00
Capital shares outstanding:	
Class A	42,459
Class B	1,349
Class C	3,609
Capital shares authorized	350,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY MONEY MARKET FUND
For the Six Months Ended September 30, 2005
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$792
Expenses (Note 2):	
Investment management fee.	97
Shareholder servicing:	
Class A	86
Class B	2
Class C	6
Registration fees	29
Distribution fee:	
Class B	6
Class C	16
Accounting services fee	15
Audit fees.	11
Service fee:	
Class B	2
Class C	5
Custodian fees.	4
Other	10
Total	289
Less expenses in excess of voluntary waiver	
for Class A (Note 2).	(37)
Total expenses	252
Net investment income	540
Net increase in net assets resulting	
from operations.	$540

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY MONEY MARKET FUND
(In Thousands)

	For the six months ended September 30, 2005	For the fiscal year ended March 31, 2005
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 540	$ 345
Net increase in net assets resulting from operations.	540	345
Distributions to shareholders from net investment income (Note 1F):[1]		
Class A	(500)	(337)
Class B	(11)	(2)
Class C	(29)	(6)
	(540)	(345)
Capital share transactions (Note 5)	1,816	(6,679)
Total increase (decrease)	1,816	(6,679)
NET ASSETS		
Beginning of period.	45,601	52,280
End of period.	$47,417	$45,601
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 132 - 134.

See Notes to Financial Statements.

Financial Highlights

IVY MONEY MARKET FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 6-30-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.0120	0.0083	0.0061	0.0124	0.0259	0.0413
Less dividends declared	(0.0120)	(0.0083)	(0.0061)	(0.0124)	(0.0259)	(0.0413)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	1.19%	0.82%	0.62%	1.25%	2.70%	4.11%
Net assets, end of period (in millions)	$42	$39	$45	$10	$5	$5
Ratio of expenses to average net assets including voluntary expense waiver	0.92%[2]	0.89%	0.67%	0.52%	0.81%	0.92%[2]
Ratio of net investment income to average net assets including voluntary expense waiver	2.37%[2]	0.81%	0.48%	1.26%	2.60%	5.49%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	1.10%[2]	1.20%	0.87%	0.92%	1.03%	1.18%[2]
Ratio of net investment income to average net assets excluding voluntary expense waiver	2.19%[2]	0.50%	0.28%	0.86%	2.38%	5.23%[2]

(1) Commencement of operations of the class.
(2) Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY MONEY MARKET FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 7-12-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.0070	0.0014	0.0002	0.0015	0.0147	0.0299
Less dividends declared	(0.0070)	(0.0014)	(0.0002)	(0.0015)	(0.0147)	(0.0299)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	0.68%	0.14%	0.02%	0.16%	1.55%	2.97%
Net assets, end of period (in thousands)	$1,349	$1,396	$1,225	$1,188	$578	$431
Ratio of expenses to average net assets including voluntary expense waiver	1.91%[2]	1.57%	1.14%	1.59%	1.88%	2.29%[2]
Ratio of net investment income to average net assets including voluntary expense waiver	1.35%[2]	0.12%	0.02%	0.14%	1.33%	4.05%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	NA	1.95%	1.34%	2.06%	2.39%	2.94%[2]
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver	NA	−0.26%	−0.18%	−0.33%	0.82%	3.41%[2]

(1)Commencement of operations of the class.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY MONEY MARKET FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 7-3-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.0069	0.0013	0.0002	0.0019	0.0157	0.0332
Less dividends declared	(0.0069)	(0.0013)	(0.0002)	(0.0019)	(0.0157)	(0.0332)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	0.68%	0.12%	0.02%	0.20%	1.63%	3.32%
Net assets, end of period (in millions)	$4	$5	$6	$10	$7	$10
Ratio of expenses to average net assets including voluntary expense waiver	1.92%[2]	1.58%	1.16%	1.56%	1.81%	1.98%[2]
Ratio of net investment income to average net assets including voluntary expense waiver	1.32%[2]	0.12%	0.03%	0.18%	1.58%	4.34%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	NA	1.99%	1.35%	1.99%	2.31%	2.54%[2]
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver	NA	−0.29%	−0.17%	−0.25%	1.08%	3.78%[2]

(1)Commencement of operations of the class.
(2)Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY MUNICIPAL BOND FUND

Portfolio Highlights

On September 30, 2005, Ivy Municipal Bond Fund had net assets totaling $24,531,644 invested in a diversified portfolio.

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



Prefunded ETM Bonds	$24.78
State, County and City General Obligation Bonds	$14.66
Education Revenue Bonds.	$12.62
Other Municipal Bonds	$ 7.73
Housing Revenue Bonds	$ 7.46
Airport Revenue Bonds	$ 6.12
Special Tax Bonds	$ 5.74
Public Power Revenue Bonds	$ 5.34
Transportation Revenue Bonds	$ 5.05
Hospital Revenue Bonds	$ 3.95
Cash and Cash Equivalents.	$ 3.36
School General Obligation Bonds	$ 3.19

On September 30, 2005, the breakdown of municipal bonds (by ratings) held by the Fund, including cash and cash equivalents, was as follows:



AAA	54.23%
AA.	12.47%
A..	6.88%
BBB	8.70%
Non-rated	14.36%
Cash and Cash Equivalents.	3.36%

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's and Moody's.

2005 Tax Year Taxable Equivalent Yields[1]

If your Taxable Income is:		Your Marginal Tax Bracket Is	Equivalent Tax Free Yields			
Joint Return	Single Return		3%	4%	5%	6%
$ 0 - 14,600	$ 0 - 7,300	10%	3.33%	4.44%	5.56%	6.67%
$ 14,601 - 59,400	$ 7,301 - 29,700	15%	3.53%	4.71%	5.88%	7.06%
$ 59,401 - 119,950	$ 29,701 - 71,950	25%	4.00%	5.33%	6.67%	8.00%
$ 119,951 - 182,800	$ 71,951 - 150,150	28%	4.17%	5.56%	6.94%	8.33%
$ 182,801 - 326,450	$ 150,151 - 326,450	33%	4.48%	5.97%	7.46%	8.96%
$326,451 and above	$326,451 and above	35%	4.62%	6.15%	7.69%	9.23%

(1) Table is for illustration only and does not represent the actual performance of Ivy Municipal Bond Fund.

The Investments of Ivy Municipal Bond Fund

September 30, 2005

MUNICIPAL BONDS	Principal Amount in Thousands	Value
Arizona – 1.81%		
City of Bullhead City, Arizona, Bullhead Parkway Improvement District, Improvement Bonds, 6.1%, 1–1–13	$250	$ 251,045
The Industrial Development Authority of the City of Phoenix, Arizona, Single Family Mortgage Revenue Bonds, Series 2002–1A, 6.2%, 3–1–34	185	192,393
		443,438
California – 7.51%		
San Mateo County Community College District (County of San Mateo, California), 2002 General Obligation Bonds (Election of 2001), Series A (Current Interest Bonds), 5.375%, 9–1–15	500	556,730
State of California, Various Purpose General Obligation Bonds, 5.0%, 2–1–22	495	518,646
Trustees of the California State University Systemwide Revenue Bonds, Series 2002A, 5.5%, 11–1–15	250	278,427
Moreno Valley Unified School District, General Obligation Bonds, 2004 Election, Series A (Riverside County, California), 5.25%, 8–1–22	240	260,062
Riverside Community College District, Riverside County, California, Election of 2004, General Obligation Bonds, Series 2004A, 5.5%, 8–1–29	200	228,006
		1,841,871
Colorado – 4.32%		
City of Aspen, Colorado, Sales Tax Revenue Bonds, Series 1999, 5.25%, 11–1–15	500	537,055
El Paso County School District No. 12 – Cheyenne Mountain, El Paso County, Colorado, General Obligation Refunding Bonds, Series 2002, 0.0%, 9–15–12	685	521,353
		1,058,408
Delaware – 0.88%		
Delaware State Housing Authority, Senior Single Family Mortgage Revenue Bonds, 2005 Series A, 5.8%, 7–1–35	200	**215,276**

See Notes to Schedule of Investments on page 143.

The Investments of Ivy Municipal Bond Fund

September 30, 2005

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Florida – 3.37%		
School District of Hillsborough County, Florida, Sales Tax Revenue Bonds, Series 2002, 5.375%, 10–1–13	$500	$ 553,670
City of Jacksonville, Florida, Better Jacksonville Sales Tax Revenue Bonds, Series 2003, 5.25%, 10–1–19	250	273,872
		827,542
Georgia – 0.94%		
Hospital Authority of Cobb County (Georgia), Revenue Anticipation Refunding and Improvement Certificates, Series 2003, 5.25%, 4–1–20	210	**229,454**
Illinois – 8.10%		
Village of Bedford Park, Cook County, Illinois, Water Revenue Bonds, Series 2000A, 6.0%, 12–15–12	955	1,066,764
Bloomington-Normal Airport Authority of McLean County, Illinois, Central Illinois Regional Airport, Passenger Facility Charge Revenue Bonds, Series 2001, 6.05%, 12–15–19	645	649,889
City of Chicago, General Obligation Bonds, Project and Refunding, Series 2004A, 5.25%, 1–1–21	250	271,005
		1,987,658
Indiana – 8.20%		
New Albany-Floyd County School Building Corporation, First Mortgage Bonds, Series 2002 (Floyd County, Indiana), 5.75%, 7–15–17	675	765,025
Ball State University Board of Trustees, Ball State University Student Fee Bonds, Series K, 5.75%, 7–1–18	500	551,045
East Chicago Elementary School Building Corporation (Lake County, Indiana), First Mortgage Bonds, Series 1993A, 5.5%, 1–15–16	355	358,028
Dyer (Indiana) Redevelopment Authority, Economic Development Lease Rental Bonds, Series 1999, 6.5%, 1–15–24	300	337,608
		2,011,706

See Notes to Schedule of Investments on page 143.

The Investments of Ivy Municipal Bond Fund

September 30, 2005

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Kansas – 4.71%		
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program):		
2002 Series A–5,		
5.55%, 12–1–33	$500	$ 532,515
2003 Series A–2,		
5.65%, 6–1–35	335	356,396
2001 Series A–1 (AMT),		
6.3%, 12–1–32	255	267,033
		1,155,944
Louisiana – 4.14%		
State of Louisiana, Gasoline and Fuels Tax Revenue Bonds:		
2002 Series A,		
5.25%, 6–1–13	500	539,510
2005 Series A,		
5.0%, 5–1–26	200	209,604
Louisiana Local Government Environmental Facilities and Community Development Authority, Mortgage Revenue Bonds, Series 2004A (GNMA Collateralized – Cypress Apartments Project),		
5.5%, 4–20–38	250	266,613
		1,015,727
Maryland – 2.20%		
Maryland Transportation Authority, Airport Parking Revenue Bonds, Series 2002B, Baltimore/Washington International Airport Projects (Qualified Airport Bonds – AMT),		
5.375%, 3–1–15	500	**539,725**
Massachusetts – 2.40%		
Massachusetts Bay Transportation Authority, Assessment Bonds:		
2004 Series A,		
5.25%, 7–1–20	200	222,482
2005 Series A,		
5.0%, 7–1–31	150	157,178
Massachusetts School Building Authority, Dedicated Sales Tax Bonds, 2005 Series A,		
5.0%, 8–15–30	200	209,996
		589,656

See Notes to Schedule of Investments on page 143.

The Investments of Ivy Municipal Bond Fund

September 30, 2005

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Michigan – 0.88%		
City of Detroit, Michigan, General Obligation Bonds (Unlimited Tax), Series 2004-A(1), 5.25%, 4–1–23	$200	$ 215,012
Minnesota – 5.13%		
City of Perham, Minnesota, General Obligation Disposal System Revenue Bonds, Series 2001, 6.0%, 5–1–22	500	531,015
City of Victoria, Minnesota, Private School Facility Revenue Bonds (Holy Family Catholic High School Project), Series 1999A, 5.6%, 9–1–19	400	403,880
City of Minneapolis, Minnesota, General Obligation Convention Center Bonds, Series 2002, 5.0%, 12–1–10	300	323,688
		1,258,583
Missouri – 5.41%		
The City of St. Louis, Missouri, Airport Revenue Bonds, Series 2001A (Airport Development Program):		
5.0%, 7–1–11	290	311,643
5.0%, 7–1–11	210	227,602
City of Kearney, Missouri, General Obligation Bonds, Series 2001, 5.5%, 3–1–16	350	380,419
The Industrial Development Authority of the City of Kansas City, Missouri, Revenue Bonds, Series 2004 (Plaza Library Project), 5.9%, 3–1–24	200	204,102
City of Belton, Missouri, Tax Increment Revenue Bonds (Belton Town Centre Project), Series 2004, 6.25%, 3–1–24	200	203,514
		1,327,280
Nebraska – 1.69%		
Nebraska Higher Education Loan Program, Inc., Senior Subordinate Bonds, 1993–2, Series A–5A, 6.2%, 6–1–13	400	415,216

See Notes to Schedule of Investments on page 143.

The Investments of Ivy Municipal Bond Fund

September 30, 2005

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New Jersey – 2.86%		
New Jersey Economic Development Authority, School Facilities Construction Bonds:		
2004 Series I,		
5.25%, 9–1–24	$250	$ 277,560
2005 Series 0,		
5.125%, 3–1–30	250	262,255
Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds, Series 2002,		
5.5%, 6–1–11	150	160,340
		700,155
New York – 10.99%		
The City of New York, General Obligation Bonds:		
Fiscal 2003 Series A Current Interest Bonds,		
5.5%, 8–1–10	500	543,760
Fiscal 2004 Series E,		
5.25%, 8–1–09	250	266,620
The Port Authority of New York and New Jersey, Consolidated Bonds, One Hundred Twenty-Seventh Series,		
5.5%, 12–15–14	500	545,010
New York State Thruway Authority, State Personal Income Tax Revenue Bonds (Transportation), Series 2002A,		
5.25%, 3–15–10	500	537,635
New York City, Municipal Water Finance Authority, Water and Sewer System Revenue Bonds, Fiscal 2003, Series D,		
5.0%, 6–15–09	500	532,900
Dormitory Authority of the State of New York, Third General Resolution Revenue Bonds (State University Educational Facilities Issue), Series 2002B,		
5.25%, 11–15–23	250	270,400
		2,696,325
Oklahoma – 1.58%		
Tulsa Public Facilities Authority (Oklahoma), Assembly Center Lease Payment Revenue Bonds, Refunding Series 1985,		
6.6%, 7–1–14	335	**388,489**

See Notes to Schedule of Investments on page 143.

The Investments of Ivy Municipal Bond Fund

September 30, 2005

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Pennsylvania – 3.62%		
The School District of Philadelphia, Pennsylvania, General Obligation Bonds, Series A of 2002, Prerefunded 2–1–12, 5.5%, 2–1–18	$500	$ 555,350
Schuylkill County Industrial Development Authority, Variable Rate Demand Revenue Bonds (Pine Grove Landfill, Inc. Project), 1995 Series, 5.1%, 10–1–19	320	333,683
		889,033
Rhode Island – 3.02%		
Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue Bonds, St. Joseph Health Services of Rhode Island Issue, Series 1999, 5.4%, 10–1–09	725	740,356
South Carolina – 2.18%		
South Carolina Public Service Authority, Santee Cooper, Revenue Obligations, 2002 Refunding Series D, 5.0%, 1–1–10	500	535,795
Texas – 3.15%		
Lufkin Health Facilities Development Corporation, Health System Revenue and Refunding Bonds (Memorial Health System of East Texas), Series 1995, 6.875%, 2–15–26	480	495,984
Pflugerville Independent School District (Travis County, Texas), Unlimited Tax School Building Bonds, Series 2001, 5.5%, 8–15–19	250	277,955
		773,939
Virginia – 2.23%		
City of Chesapeake, Virginia, General Obligation Public Improvement and Refunding Bonds, Series of 2001, 5.5%, 12–1–17	500	546,525

See Notes to Schedule of Investments on page 143.

The Investments of Ivy Municipal Bond Fund

September 30, 2005

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Washington – 3.15%		
Energy Northwest:		
Project No. 1 Refunding Electric Revenue Bonds, Series 2002-A,		
5.75%, 7–1–16	$500	$ 556,510
Columbia Generating Station Electric Revenue Refunding Bonds, Series 2004-A,		
5.25%, 7–1–10	200	216,240
		772,750
Wyoming – 2.17%		
Wyoming Student Loan Corporation, Student Loan Revenue Refunding Bonds, Series 1999A (Non-AMT),		
6.2%, 6–1–24	500	**531,930**
TOTAL MUNICIPAL BONDS – 96.64%		**$23,707,793**
(Cost: $22,815,915)		
SHORT-TERM SECURITY – 3.25%		
Forest and Paper Products		
Sonoco Products Co.,		
3.94%, 10–3–05	798	**$ 797,825**
(Cost $797,825)		
TOTAL INVESTMENT SECURITIES – 99.89%		**$24,505,618**
(Cost: $23,613,740)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.11%		**26,026**
NET ASSETS – 100.00%		**$24,531,644**

Notes to Schedule of Investments

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY MUNICIPAL BOND FUND
September 30, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $23,614) (Notes 1 and 3)	$24,506
Cash	— *
Receivables:	
Interest.	317
Fund shares sold.	11
Prepaid and other assets	25
Total assets	24,859

LIABILITIES

Payable for investment securities purchased	263
Payable to Fund shareholders	38
Dividends payable.	7
Accrued shareholder servicing (Note 2).	6
Accrued accounting services fee (Note 2)	1
Accrued distribution and service fees (Note 2)	— *
Other.	12
Total liabilities	327
Total net assets.	$24,532

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 22
Additional paid-in capital	24,197
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	12
Accumulated undistributed net realized loss	
on investment transactions	(591)
Net unrealized appreciation in value of investments.	892
Net assets applicable to outstanding units of capital.	$24,532
Net asset value per share (net assets divided by shares outstanding):	
Class A	$11.19
Class B	$11.19
Class C	$11.19
Class Y	$11.19
Capital shares outstanding:	
Class A	572
Class B	126
Class C	1,491
Class Y	4
Capital shares authorized	200,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY MUNICIPAL BOND FUND
For the Six Months Ended September 30, 2005
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$572
Expenses (Note 2):	
Distribution fee:	
Class A	1
Class B	5
Class C	65
Investment management fee.	65
Service fee:	
Class A	6
Class B	2
Class C	22
Class Y	—*
Registration fees	24
Shareholder servicing:	
Class A	5
Class B	1
Class C	18
Class Y	—*
Accounting services fee	10
Audit fees.	10
Custodian fees.	2
Other	2
Total	238
Less voluntary waiver of investment management fee (Note 2)	(42)
Total expenses.	196
Net investment income	376

**REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net loss on investments	(7)
Unrealized appreciation in value of investments during the period	131
Net gain on investments.	124
Net increase in net assets resulting from operations	$500

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY MUNICIPAL BOND FUND
(In Thousands)

	For the six months ended September 30, 2005	For the fiscal year ended March 31, 2005
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 376	$ 691
Realized net gain (loss) on investments	(7)	55
Unrealized appreciation (depreciation)	131	(459)
Net increase in net assets resulting from operations	500	287
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(107)	(168)
Class B	(20)	(26)
Class C	(246)	(506)
Class Y	(1)	(1)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(374)	(701)
Capital share transactions (Note 5)	113	(623)
Total increase (decrease)	239	(1,037)
NET ASSETS		
Beginning of period.	24,293	25,330
End of period.	$24,532	$24,293
Undistributed net investment income	$ 12	$ 10

(1)See "Financial Highlights" on pages 147 - 150.

See Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 9-15-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$11.13	$11.31	$11.10	$10.61	$10.52	$10.33
Income (loss) from investment operations:						
Net investment income . . .	0.21	0.38	0.37	0.42	0.47	0.26
Net realized and unrealized gain (loss) on investments.	0.06	(0.17)	0.21	0.49	0.09	0.19
Total from investment operations	0.27	0.21	0.58	0.91	0.56	0.45
Less distributions from:						
Net investment income . . .	(0.21)	(0.39)	(0.37)	(0.42)	(0.47)	(0.26)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.21)	(0.39)	(0.37)	(0.42)	(0.47)	(0.26)
Net asset value, end of period.	$11.19	$11.13	$11.31	$11.10	$10.61	$10.52
Total return[2]	2.40%	1.89%	5.36%	8.71%	5.38%	4.32%
Net assets, end of period (in millions)	$7	$5	$4	$3	$2	$1
Ratio of expenses to average net assets including voluntary expense waiver	0.98%[3]	1.13%	1.25%	1.15%	1.17%	1.21%[3]
Ratio of net investment income to average net assets including voluntary expense waiver	3.65%[3]	3.42%	3.35%	3.79%	4.37%	4.69%[3]
Ratio of expenses to average net assets excluding voluntary expense waiver	1.32%[3]	1.39%	—	—	—	—
Ratio of net investment income to average net assets excluding voluntary expense waiver	3.31%[3]	3.16%	—	—	—	—
Portfolio turnover rate	9%	17%	11%	40%	36%	35%[4]

(1)Commencement of operations of the class.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.
(4)For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 8-8-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$11.13	$11.31	$11.10	$10.61	$10.52	$10.26
Income (loss) from investment operations:						
Net investment income . . .	0.16	0.30	0.28	0.33	0.32	0.22
Net realized and unrealized gain (loss) on investments.	0.06	(0.18)	0.21	0.49	0.09	0.26
Total from investment operations	0.22	0.12	0.49	0.82	0.41	0.48
Less distributions from:						
Net investment income . . .	(0.16)	(0.30)	(0.28)	(0.33)	(0.32)	(0.22)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.16)	(0.30)	(0.28)	(0.33)	(0.32)	(0.22)
Net asset value, end of period.	$11.19	$11.13	$11.31	$11.10	$10.61	$10.52
Total return	2.01%	1.09%	4.50%	7.81%	3.97%	4.66%
Net assets, end of period (in thousands)	$1,405	$1,025	$863	$532	$120	$37
Ratio of expenses to average net assets including voluntary expense waiver	1.75%[2]	1.90%	2.06%	1.96%	2.44%	2.82%[2]
Ratio of net investment income to average net assets including voluntary expense waiver	2.85%[2]	2.65%	2.54%	2.98%	3.09%	3.11%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	2.09%[2]	2.16%	—	—	—	—
Ratio of net investment income to average net assets excluding voluntary expense waiver	2.51%[2]	2.39%	—	—	—	—
Portfolio turnover rate	9%	17%	11%	40%	36%	35%[3]

(1) Commencement of operations of the class.
(2) Annualized.
(3) For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$11.13	$11.31	$11.10	$10.61	$10.52	$10.11
Income (loss) from investment operations:						
Net investment income . . .	0.16	0.29	0.28	0.32	0.37	0.40
Net realized and unrealized gain (loss) on investments.	0.06	(0.17)	0.21	0.49	0.09	0.41
Total from investment operations	0.22	0.12	0.49	0.81	0.46	0.81
Less distributions from:						
Net investment income	(0.16)	(0.30)	(0.28)	(0.32)	(0.37)	(0.40)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.16)	(0.30)	(0.28)	(0.32)	(0.37)	(0.40)
Net asset value, end of period.	$11.19	$11.13	$11.31	$11.10	$10.61	$10.52
Total return	1.99%	1.04%	4.45%	7.75%	4.40%	8.22%
Net assets, end of period (in millions)	$17	$18	$20	$25	$24	$26
Ratio of expenses to average net assets including voluntary expense waiver	1.78%[1]	1.93%	2.10%	2.03%	2.13%	2.13%
Ratio of net investment income to average net assets including voluntary expense waiver	2.86%[1]	2.62%	2.50%	2.95%	3.44%	3.94%
Ratio of expenses to average net assets excluding voluntary expense waiver	2.12%[1]	2.19%	—	—	—	—
Ratio of net investment income to average net assets excluding voluntary expense waiver	2.52%[1]	2.36%	—	—	—	—
Portfolio turnover rate	9%	17%	11%	40%	36%	35%

[1]Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$11.13	$11.31	$11.10	$10.61	$10.52	$10.11
Income (loss) from investment operations:						
Net investment income	0.21	0.37	0.35	0.40	0.44	0.47
Net realized and unrealized gain (loss) on investments.	0.06	(0.18)	0.21	0.49	0.09	0.41
Total from investment operations	0.27	0.19	0.56	0.89	0.53	0.88
Less distributions from:						
Net investment income	(0.21)	(0.37)	(0.35)	(0.40)	(0.44)	(0.47)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.21)	(0.37)	(0.35)	(0.40)	(0.44)	(0.47)
Net asset value, end of period	$11.19	$11.13	$11.31	$11.10	$10.61	$10.52
Total return	2.39%	1.75%	5.13%	8.52%	5.10%	9.04%
Net assets, end of period (in thousands)	$45	$44	$5	$4	$2	$2
Ratio of expenses to average net assets including voluntary expense waiver	0.99%[1]	1.22%	1.44%	1.33%	1.44%	1.47%
Ratio of net investment income to average net assets including voluntary expense waiver	3.64%[1]	3.13%	3.14%	3.64%	4.09%	4.61%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.33%[1]	1.48%	—	—	—	—
Ratio of net investment income to average net assets excluding voluntary expense waiver	3.30%[1]	2.87%	—	—	—	—
Portfolio turnover rate	9%	17%	11%	40%	36%	35%

(1)Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY SCIENCE AND TECHNOLOGY FUND

Portfolio Highlights

On September 30, 2005, Ivy Science and Technology Fund had net assets totaling $270,270,659 invested in a diversified portfolio of:

84.63%	Common Stocks
15.37%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



Health Care Stocks	$ 28.51
Technology Stocks	$ 21.03
Multi-Industry Stocks	$ 16.15
Cash and Cash Equivalents.	$ 15.37
Business Equipment and Services Stocks	$ 13.42
Financial Services Stocks	$ 3.01
Miscellaneous Stocks	$ 2.51

The Investments of Ivy Science and Technology Fund

September 30, 2005

COMMON STOCKS	Shares	Value
Broadcasting – 2.02%		
XM Satellite Radio Holdings Inc., Class A*	152,400	$ 5,471,922
Business Equipment and Services – 9.50%		
ATI Technologies Inc.*	211,900	2,952,827
CheckFree Corporation*	158,500	5,991,300
Euronet Worldwide, Inc.*	198,700	5,870,591
Global Cash Acess, Inc.*	89,500	1,261,950
Headwaters Incorporated*	143,700	5,374,380
Satyam Computer Services (Shanghai) Co., Ltd.	140,100	4,233,822
		25,684,870
Communications Equipment – 1.05%		
Nokia Corporation, Series A, ADR.	168,200	2,844,262
Computers – Peripherals – 10.89%		
Microsoft Corporation.	304,600	7,835,835
Oracle Corporation*	358,500	4,443,607
Red Hat, Inc.*.	331,400	7,024,023
Symantec Corporation*	191,900	4,345,576
Symbol Technologies, Inc.	597,860	5,787,285
		29,436,326
Electronic Components – 7.71%		
MediaTek Incorporation (A)*	28,550	269,274
Microchip Technology Incorporated	134,700	4,055,817
Micron Technology, Inc.*.	427,300	5,683,090
Samsung Electronics Co., Ltd. (A)*	19,200	10,830,391
		20,838,572
Electronic Instruments – 1.38%		
ASML Holding N.V., Ordinary Shares*	145,800	2,406,429
Mattson Technology, Inc.*	176,600	1,325,383
		3,731,812
Health Care – Drugs – 7.01%		
Amgen Inc.*	67,600	5,384,340
Genzyme Corporation*	118,800	8,507,268
Neurocrine Biosciences, Inc.*	102,600	5,045,355
		18,936,963
Health Care – General – 1.94%		
Advanced Medical Optics, Inc.*	138,000	5,237,100
Hospital Supply and Management – 19.56%		
Cerner Corporation*.	241,800	21,008,793
Triad Hospitals, Inc.*.	192,500	8,714,475
UnitedHealth Group Incorporated	121,100	6,805,820

See Notes to Schedule of Investments on page 154.

COMMON STOCKS (Continued)	Shares	Value
Hospital Supply and Management (Continued)		
WellCare Health Plans, Inc.*	294,600	$ 10,914,930
WellPoint, Inc.*	71,400	5,413,548
		52,857,566
Multiple Industry – 16.15%		
Cogent, Inc.*	98,600	2,341,257
Google Inc., Class A*	25,100	7,934,612
PRA International*	102,200	3,093,594
PortalPlayer, Inc.*	148,200	4,055,493
Refco Inc.*	74,700	2,111,769
Research In Motion Limited*	177,450	12,116,286
Telvent GIT, S.A.*	123,200	1,350,272
VeriFone Holdings, Inc.*	289,500	5,821,845
Volterra Semiconductor Corporation*	196,400	2,411,792
WorldSpace, Inc., Class A*	169,700	2,412,286
		43,649,206
Security and Commodity Brokers – 3.01%		
Chicago Mercantile Exchange Holdings Inc.	24,100	8,128,930
Timesharing and Software – 3.92%		
Alliance Data Systems Corporation*	270,500	10,590,075
Utilities – Electric – 0.49%		
Plug Power Inc.*	194,500	1,321,628
TOTAL COMMON STOCKS – 84.63%		$228,729,232
(Cost: $184,856,655)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Certificate of Deposit – 1.85%		
Banks		
Wells Fargo Bank, N.A.,		
3.74%, 10–18–05	$5,000	5,000,000
Commercial Paper		
Capital Equipment – 3.33%		
Caterpillar Inc.,		
3.74%, 10–14–05	5,000	4,993,247
Deere (John) Capital Corporation,		
3.67%, 10–6–05	4,000	3,997,961
		8,991,208

See Notes to Schedule of Investments on page 154.

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Finance Companies – 0.74%		
Preferred Receivables Funding Corp.,		
3.75%, 10–19–05	$2,000	$ 1,996,250
Forest and Paper Products – 2.27%		
Sonoco Products Co.,		
3.94%, 10–3–05	6,152	6,150,653
Health Care – General – 1.85%		
Baxter International Inc.,		
3.87%, 10–3–05	5,000	4,998,925
Multiple Industry – 1.85%		
Michigan Consolidated Gas Co.,		
3.87%, 10–5–05	5,000	4,997,850
Utilities – Electric – 1.48%		
Wisconsin Electric Power Co.,		
3.88%, 10–3–05	4,000	3,999,138
Total Commercial Paper – 11.52%		31,134,024
TOTAL SHORT-TERM SECURITIES – 13.37%		$ 36,134,024
(Cost: $36,134,024)		
TOTAL INVESTMENT SECURITIES – 98.00%		$264,863,256
(Cost: $220,990,679)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.00%		5,407,403
NET ASSETS – 100.00%		$270,270,659

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY SCIENCE AND TECHNOLOGY FUND
September 30, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $220,991) (Notes 1 and 3)	$264,863
Cash denominated in foreign currencies (cost – $2,799).	2,801
Receivables:	
Investment securities sold	2,918
Fund shares sold	1,601
Dividends and interest	81
Prepaid and other assets	37
Total assets	272,301

LIABILITIES

Payable for investment securities purchased	1,112
Payable to Fund shareholders	516
Due to custodian	219
Accrued shareholder servicing (Note 2)	97
Accrued accounting services fee (Note 2)	8
Accrued management fee (Note 2)	6
Accrued distribution fee (Note 2)	3
Accrued service fee (Note 2)	2
Other	67
Total liabilities	2,030
Total net assets	$270,271

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 112
Additional paid-in capital	244,456
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(1,697)
Accumulated undistributed net realized loss	
on investment transactions	(16,474)
Net unrealized appreciation in value of investments.	43,874
Net assets applicable to outstanding units of capital.	$270,271
Net asset value per share (net assets divided by shares outstanding):	
Class A	$24.45
Class B	$23.07
Class C	$23.43
Class Y	$25.19
Capital shares outstanding:	
Class A	4,666
Class B	657
Class C	4,239
Class Y	1,655
Capital shares authorized	350,000

See Notes to Financial Statements.

Statement of Operations

IVY SCIENCE AND TECHNOLOGY FUND

For the Six Months Ended September 30, 2005
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):		
Dividends (net of foreign withholding taxes of $29)	$	299
Interest and amortization		238
Total income		537
Expenses (Note 2):		
Investment management fee		959
Shareholder servicing:		
Class A		144
Class B		45
Class C		210
Class Y		29
Distribution fee:		
Class A		9
Class B		51
Class C		350
Service fee:		
Class A		97
Class B		17
Class C		116
Class Y		44
Accounting services fee		43
Audit fees		13
Legal fees		2
Custodian fees		1
Other		77
Total expenses		2,207
Net investment loss		(1,670)

REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	12,908
Realized net loss on purchased options	(22)
Realized net loss on foreign currency transactions	(5)
Realized net gain on investments	12,881
Unrealized appreciation in value of investments during the period	18,377
Net gain on investments	31,258
Net increase in net assets resulting from operations	$29,588

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY SCIENCE AND TECHNOLOGY FUND
(In Thousands)

	For the six months ended September 30, 2005	For the fiscal year ended March 31, 2005
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (1,670)	$ (2,655)
Realized net gain on investments	12,881	14,718
Unrealized appreciation.	18,377	1,708
Net increase in net assets resulting from operations.	29,588	13,771
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(—)	(—)
Capital share transactions (Note 5)	52,822	28,842
Total increase	82,410	42,613
NET ASSETS		
Beginning of period.	187,861	145,248
End of period.	$270,271	$187,861
Undistributed net investment loss	$ (1,697)	$ (22)

(1)See "Financial Highlights" on pages 158 - 161.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 7-3-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$21.34	$19.55	$14.17	$18.19	$17.93	$34.91
Income (loss) from investment operations:						
Net investment income (loss)	(0.18)	(0.28)	(0.19)	(0.32)	(0.45)	0.02
Net realized and unrealized gain (loss) on investments	3.29	2.07	5.57	(3.70)	0.73	(9.35)
Total from investment operations	3.11	1.79	5.38	(4.02)	0.28	(9.33)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)	(7.65)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)	(7.65)
Net asset value, end of period	$24.45	$21.34	$19.55	$14.17	$18.19	$17.93
Total return[2]	14.57%	9.16%	37.97%	–22.10%	1.56%	–31.95%
Net assets, end of period (in millions)	$114	$55	$36	$14	$12	$6
Ratio of expenses to average net assets	1.55%[3]	1.70%	1.80%	1.79%	1.75%	1.70%[3]
Ratio of net investment income (loss) to average net assets	–1.06%[3]	–1.09%	–1.35%	–0.92%	–0.76%	0.26%[3]
Portfolio turnover rate	76%	106%	114%	74%	91%	111%[4]

(1) Commencement of operations of the class.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.
(4) For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 7-3-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$20.24	$18.77	$13.77	$17.88	$17.80	$34.91
Income (loss) from investment operations:						
Net investment loss. . . .	(0.20)	(0.42)	(0.39)	(0.34)	(0.38)	(0.06)
Net realized and unrealized gain (loss) on investments	3.03	1.89	5.39	(3.77)	0.48	(9.40)
Total from investment operations	2.83	1.47	5.00	(4.11)	0.10	(9.46)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)	(7.65)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)	(7.65)
Net asset value, end of period	$23.07	$20.24	$18.77	$13.77	$17.88	$17.80
Total return	13.98%	7.83%	36.31%	–22.99%	0.56%	–32.37%
Net assets, end of period (in millions).	$15	$12	$11	$4	$4	$3
Ratio of expenses to average net assets	2.64%[2]	2.90%	3.06%	3.00%	2.75%	2.53%[2]
Ratio of net investment loss to average net assets	–2.18%[2]	–2.31%	–2.60%	–2.12%	–1.73%	–0.55%[2]
Portfolio turnover rate.	76%	106%	114%	74%	91%	111%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$20.53	$18.98	$13.88	$17.97	$17.83	$45.03
Income (loss) from investment operations:						
Net investment loss.	(0.22)	(0.42)	(0.38)	(0.25)	(0.24)	(0.12)
Net realized and unrealized gain (loss) on investments	3.12	1.97	5.48	(3.84)	0.40	(19.43)
Total from investment operations	2.90	1.55	5.10	(4.09)	0.16	(19.55)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)	(7.65)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)	(7.65)
Net asset value, end of period	$23.43	$20.53	$18.98	$13.88	$17.97	$17.83
Total return	14.13%	8.17%	36.74%	−22.76%	0.89%	−47.49%
Net assets, end of period (in millions).	$99	$88	$89	$70	$112	$134
Ratio of expenses to average net assets	2.42%[1]	2.58%	2.66%	2.67%	2.45%	2.27%
Ratio of net investment loss to average net assets	−1.96%[1]	−2.00%	−2.15%	−1.77%	−1.40%	−0.44%
Portfolio turnover rate.	76%	106%	114%	74%	91%	111%

(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$21.96	$20.07	$14.51	$18.54	$18.21	$45.36
Income (loss) from investment operations:						
Net investment loss.	(0.17)	(0.18)[1]	(0.15)	(0.26)	(0.51)	(0.01)
Net realized and unrealized gain (loss) on investments	3.40	2.07[1]	5.71	(3.77)	0.86	(19.49)
Total from investment operations	3.23	1.89	5.56	(4.03)	0.35	(19.50)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)	(7.65)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)	(7.65)
Net asset value, end of period	$25.19	$21.96	$20.07	$14.51	$18.54	$18.21
Total return	14.71%	9.42%	38.32%	–21.74%	1.92%	–47.00%
Net assets, end of period (in millions)	$42	$33	$9	$3	$3	$1
Ratio of expenses to average net assets	1.37%[2]	1.45%	1.45%	1.41%	1.39%	1.35%
Ratio of net investment income (loss) to average net assets	–0.89%[2]	–0.87%	–1.03%	–0.53%	–0.43%	0.47%
Portfolio turnover rate	76%	106%	114%	74%	91%	111%

(1)Based on average weekly shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY SMALL CAP GROWTH FUND

Portfolio Highlights

On September 30, 2005, Ivy Small Cap Growth Fund had net assets totaling $590,901,486 invested in a diversified portfolio of:

91.20%	Common Stocks and Warrant
8.80%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on September 30, 2005, your Fund owned:



Technology Stocks	$23.10
Business Equipment and Services Stocks.	$19.62
Health Care Stocks	$18.64
Cash and Cash Equivalents.	$ 8.80
Consumer Nondurables Stocks	$ 6.42
Energy Stocks	$ 5.72
Capital Goods Stocks.	$ 5.29
Miscellaneous Stocks.	$ 5.05
Retail Stocks.	$ 4.74
Financial Services Stocks	$ 2.62

The Investments of Ivy Small Cap Growth Fund

September 30, 2005

COMMON STOCKS AND WARRANT	Shares	Value
Apparel – 3.27%		
Oxford Industries, Inc.	241,700	$ 10,905,504
Quiksilver, Inc.*	580,900	8,394,005
		19,299,509
Banks – 1.23%		
City National Corporation	104,150	**7,299,873**
Business Equipment and Services – 11.97%		
ATI Technologies Inc.*	505,000	7,037,175
CheckFree Corporation*	385,144	14,558,443
Headwaters Incorporated*	211,350	7,904,490
Jacobs Engineering Group Inc.*	102,900	6,935,460
Macrovision Corporation*	535,650	10,233,593
Resources Connection, Inc.*	539,302	15,976,822
Strayer Education, Inc.	85,800	8,075,925
		70,721,908
Capital Equipment – 4.07%		
Chicago Bridge & Iron Company N.V., NY Shares	240,700	7,483,363
Cooper Cameron Corporation*	110,600	8,176,658
Shaw Group Inc. (The)*	340,300	8,391,798
		24,051,819
Communications Equipment – 6.26%		
ADTRAN, Inc.	290,350	9,150,380
Andrew Corporation*	440,600	4,914,893
General Cable Corporation*	319,700	5,370,960
Plantronics, Inc.	361,100	11,125,491
Tekelec*	309,000	6,459,645
		37,021,369
Computers – Peripherals – 11.27%		
Allscripts Healthcare Solutions, Inc.*	365,200	6,577,252
Avid Technology, Inc.*	316,800	13,126,608
Cognex Corporation	383,350	11,542,668
Epicor Software Corporation*	446,300	5,786,279
Kronos Incorporated*	197,750	8,813,718
Nautilus Group, Inc. (The)	459,600	10,143,372
Red Hat, Inc.*	426,100	9,031,190
WebSideStory, Inc.*	88,700	1,570,434
		66,591,521
Cosmetics and Toiletries – 1.41%		
Nu Skin Enterprises, Inc., Class A	437,800	**8,340,090**

See Notes to Schedule of Investments on page 166.

The Investments of Ivy Small Cap Growth Fund

September 30, 2005

COMMON STOCKS AND WARRANT (Continued)	Shares	Value
Electrical Equipment – 1.22%		
Microsemi Corporation*	282,200	$ 7,205,977
Electronic Components – 1.15%		
FormFactor, Inc.*	298,700	6,807,373
Electronic Instruments – 4.42%		
APW Ltd., Warrants (A)*	19	0
FLIR Systems, Inc.*	353,700	10,457,141
Trimble Navigation Limited*	176,200	5,931,773
WMS Industries Inc.*	346,500	9,747,045
		26,135,959
Finance Companies – 1.39%		
Financial Federal Corporation	205,950	8,196,810
Food and Related – 1.74%		
J.M. Smucker Company (The)	211,350	10,258,929
Health Care – Drugs – 4.11%		
Angiotech Pharmaceuticals, Inc.*	482,350	6,750,488
Encysive Pharmaceuticals Inc.*	225,100	2,650,552
MGI PHARMA, INC.*	109,700	2,556,010
Martek Biosciences Corporation*	255,622	8,981,279
Neurocrine Biosciences, Inc.*	67,800	3,334,065
		24,272,394
Health Care – General – 8.31%		
Advanced Neuromodulation Systems, Inc.*	115,900	5,500,034
American Medical Systems Holdings, Inc.*	333,200	6,697,320
Digene Corporation*	252,000	7,173,180
Hologic, Inc.*	172,200	9,945,411
OraSure Technologies, Inc.*	87,900	829,776
ResMed Inc.*	126,250	10,055,813
Schein (Henry), Inc.*	209,600	8,927,912
		49,129,446
Hospital Supply and Management – 6.22%		
Advisory Board Company (The)*	140,335	7,302,332
Cerner Corporation*	123,200	10,704,232
PSS World Medical, Inc.*	334,500	4,448,850
VCA Antech, Inc.*	243,350	6,200,558
WellCare Health Plans, Inc.*	218,700	8,102,835
		36,758,807

See Notes to Schedule of Investments on page 166.

The Investments of Ivy Small Cap Growth Fund

September 30, 2005

COMMON STOCKS AND WARRANT (Continued)	Shares	Value
Leisure Time Industry – 0.97%		
THQ Inc.*.	268,525	$ 5,724,953
Multiple Industry – 1.59%		
FoxHollow Technologies, Inc.*.	197,300	9,387,534
Petroleum – Domestic – 1.87%		
Western Gas Resources, Inc.	215,400	11,034,942
Petroleum – International – 1.97%		
Newfield Exploration Company*	237,300	11,651,430
Petroleum – Services – 1.88%		
Patterson-UTI Energy, Inc.	307,950	11,100,058
Publishing – 0.87%		
Getty Images, Inc.*.	59,844	5,148,978
Railroad – 1.62%		
Kansas City Southern*.	409,600	9,547,776
Restaurants – 1.32%		
P.F. Chang's China Bistro, Inc.*	174,600	7,824,699
Retail – Specialty Stores – 3.42%		
Guitar Center, Inc.*.	117,800	6,503,149
O'Reilly Automotive, Inc.*.	324,100	9,136,379
Tractor Supply Company*	100,300	4,576,188
		20,215,716
Timesharing and Software – 7.65%		
CoStar Group, Inc.*	101,500	4,733,960
Digitas Inc.*	859,600	9,747,864
FactSet Research Systems, Inc.	394,525	13,903,061
MicroStrategy Incorporated, Class A*	118,868	8,354,637
Zebra Technologies Corporation, Class A*	216,200	8,441,529
		45,181,051
TOTAL COMMON STOCKS AND WARRANT – 91.20%		**$538,908,921**

(Cost: $412,454,967)

See Notes to Schedule of Investments on page 166.

The Investments of Ivy Small Cap Growth Fund

September 30, 2005

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Certificate of Deposit – 0.85%		
Banks		
Wells Fargo Bank, N.A.,		
3.74%, 10–18–05	$ 5,000	$ 5,000,000
Commercial Paper		
Capital Equipment – 0.51%		
Caterpillar Inc.,		
3.75%, 10–7–05	3,000	2,998,125
Finance Companies – 5.55%		
BP Capital Markets p.l.c.,		
3.88%, 10–3–05	13,266	13,263,141
PACCAR Financial Corp.,		
3.72%, 10–11–05	5,000	4,994,833
Prudential Funding LLC,		
3.7%, 10–13–05	5,000	4,993,833
River Fuel Company #2, Inc. (Bank of New York (The)),		
3.64%, 10–14–05	4,550	4,544,019
USAA Capital Corp.,		
3.75%, 10–4–05	5,000	4,998,438
		32,794,264
Food and Related – 0.84%		
Sara Lee Corporation,		
3.85%, 10–12–05	5,000	4,994,118
Total Commercial Paper – 6.90%		40,786,507
TOTAL SHORT-TERM SECURITIES – 7.75%		$ 45,786,507
(Cost: $45,786,507)		
TOTAL INVESTMENT SECURITIES – 98.95%		$584,695,428
(Cost: $458,241,474)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.05%		6,206,058
NET ASSETS – 100.00%		$590,901,486

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A) Security valued in good faith under procedures established by the Board of Directors.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY SMALL CAP GROWTH FUND
September 30, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $458,241) (Notes 1 and 3)	$584,695
Receivables:	
Investment securities sold.	7,640
Fund shares sold.	2,454
Dividends and interest.	13
Prepaid and other assets	35
Total assets	594,837

LIABILITIES

Payable for investment securities purchased	2,448
Payable to Fund shareholders	1,139
Accrued shareholder servicing (Note 2).	158
Due to custodian.	24
Accrued accounting services fee (Note 2)	14
Accrued management fee (Note 2)	14
Accrued distribution fee (Note 2)	7
Accrued service fee (Note 2)	4
Other.	128
Total liabilities.	3,936
Total net assets.	$590,901

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 426
Additional paid-in capital	468,902
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(3,923)
Accumulated undistributed net realized loss	
on investment transactions	(958)
Net unrealized appreciation in value of investments.	126,454
Net assets applicable to outstanding units of capital.	$590,901
Net asset value per share (net assets divided by shares outstanding):	
Class A	$13.94
Class B	$13.21
Class C	$13.39
Class Y	$15.10
Capital shares outstanding:	
Class A	7,739
Class B	1,285
Class C	23,988
Class Y	9,596
Capital shares authorized	400,000

See Notes to Financial Statements.

Statement of Operations

IVY SMALL CAP GROWTH FUND
For the Six Months Ended September 30, 2005
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $3)	$ 773
Interest and amortization.	624
Total income	1,397
Expenses (Note 2):	
Investment management fee.	2,345
Distribution fee:	
Class A	11
Class B	60
Class C	1,191
Shareholder servicing:	
Class A	144
Class B	41
Class C	433
Class Y	100
Service fee:	
Class A	98
Class B	20
Class C	397
Class Y	164
Accounting services fee	76
Audit fees.	17
Custodian fees.	15
Legal fees	1
Other	136
Total expenses	5,249
Net investment loss	(3,852)
REALIZED AND UNREALIZED GAIN	
ON INVESTMENTS (NOTES 1 AND 3)	
Realized net gain on investments.	46,632
Unrealized appreciation in value of investments during the period	22,889
Net gain on investments.	69,521
Net increase in net assets resulting from operations	$65,669

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY SMALL CAP GROWTH FUND
(In Thousands)

	For the six months ended September 30, 2005	For the fiscal year ended March 31, 2005
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment loss	$ (3,852)	$ (8,020)
Realized net gain on investments	46,632	56,717
Unrealized appreciation (depreciation)	22,889	(12,102)
Net increase in net assets resulting from operations	65,669	36,595
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(—)	(—)
Capital share transactions (Note 5)	15,627	(89,990)
Total increase (decrease)	81,296	(53,395)
NET ASSETS		
Beginning of period.	509,605	563,000
End of period.	$590,901	$509,605
Undistributed net investment loss	$ (3,923)	$ (71)

(1)See "Financial Highlights" on pages 170 - 173.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 7-3-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$12.32	$11.36	$ 8.25	$10.59	$ 9.43	$19.64
Income (loss) from investment operations:						
Net investment loss. . . .	(0.12)	(0.08)	(0.08)	(0.23)	(0.59)	(0.02)
Net realized and unrealized gain (loss) on investments	1.74	1.04	3.19	(2.11)	1.75	(4.74)
Total from investment operations	1.62	0.96	3.11	(2.34)	1.16	(4.76)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(5.45)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(5.45)
Net asset value, end of period	$13.94	$12.32	$11.36	$ 8.25	$10.59	$ 9.43
Total return[2]	13.15%	8.45%	37.70%	−22.10%	12.30%	−28.30%
Net assets, end of period (in millions)	$108	$72	$92	$20	$16	$4
Ratio of expenses to average net assets	1.52%[3]	1.54%	1.48%	1.54%	1.39%	1.49%[3]
Ratio of net investment loss to average net assets	−1.02%[3]	−1.14%	−1.21%	−1.22%	−0.93%	−0.39%[3]
Portfolio turnover rate	35%	83%	91%	31%	29%	48%[4]

(1) Commencement of operations of the class.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.
(4) For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				For the period from 7-6-00[1] to 3-31-01
		2005	2004	2003	2002	
Net asset value, beginning of period	$11.73	$10.91	$ 8.01	$10.40	$ 9.36	$19.26
Income (loss) from investment operations:						
Net investment loss. . . .	(0.12)	(0.23)	(0.20)	(0.21)	(0.26)	(0.06)
Net realized and unrealized gain (loss) on investments	1.60	1.05	3.10	(2.18)	1.30	(4.39)
Total from investment operations	1.48	0.82	2.90	(2.39)	1.04	(4.45)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(5.45)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(5.45)
Net asset value, end of period	$13.21	$11.73	$10.91	$ 8.01	$10.40	$ 9.36
Total return	12.62%	7.52%	36.21%	–22.98%	11.11%	–27.29%
Net assets, end of period (in millions)	$17	$15	$13	$7	$8	$5
Ratio of expenses to average net assets	2.47%[2]	2.52%	2.57%	2.64%	2.43%	2.31%[2]
Ratio of net investment loss to average net assets	–1.96%[2]	–2.11%	–2.29%	–2.31%	–1.94%	–1.18%[2]
Portfolio turnover rate	35%	83%	91%	31%	29%	48%[3]

(1) Commencement of operations of the class.
(2) Annualized.
(3) For the fiscal year ended March 31, 2001.

Financial Highlights

IVY SMALL CAP GROWTH FUND[1]
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$11.87	$11.02	$ 8.07	$10.44	$ 9.38	$21.64
Income (loss) from investment operations:						
Net investment loss.	(0.13)	(0.24)	(0.21)	(0.16)	(0.16)	(0.10)
Net realized and unrealized gain (loss) on investments	1.65	1.09	3.16	(2.21)	1.22	(6.71)
Total from investment operations	1.52	0.85	2.95	(2.37)	1.06	(6.81)
Less distributions from:						
Net investment income . . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(5.45)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(5.45)
Net asset value, end of period.	$13.39	$11.87	$11.02	$ 8.07	$10.44	$ 9.38
Total return	12.81%	7.71%	36.56%	−22.70%	11.30%	−35.17%
Net assets, end of period (in millions)	$321	$308	$334	$273	$435	$459
Ratio of expenses to average net assets	2.21%[2]	2.26%	2.31%	2.31%	2.20%	2.12%
Ratio of net investment loss to average net assets	−1.71%[2]	−1.85%	−2.03%	−1.98%	−1.70%	−0.81%
Portfolio turnover rate.	35%	83%	91%	31%	29%	48%

(1)Small Cap Growth Fund (formerly Growth Fund) changed its name effective June 30, 2000.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND[1]
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-05	For the fiscal year ended March 31,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$13.33	$12.26	$ 8.89	$11.39	$10.14	$22.65
Income (loss) from investment operations:						
Net investment loss.	(0.09)	(0.09)	(0.10)	(0.11)	(0.34)	(0.20)
Net realized and unrealized gain (loss) on investments	1.86	1.16	3.47	(2.39)	1.59	(6.86)
Total from investment operations	1.77	1.07	3.37	(2.50)	1.25	(7.06)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(5.45)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(5.45)
Net asset value, end of period	$15.10	$13.33	$12.26	$ 8.89	$11.39	$10.14
Total return	13.28%	8.73%	37.91%	–21.95%	12.33%	–34.67%
Net assets, end of period (in millions)	$145	$115	$124	$42	$48	$21
Ratio of expenses to average net assets	1.33%[2]	1.36%	1.35%	1.33%	1.31%	1.30%
Ratio of net investment loss to average net assets	–0.82%[2]	–0.95%	–1.09%	–1.00%	–0.83%	–0.02%
Portfolio turnover rate	35%	83%	91%	31%	29%	48%

(1)Small Cap Growth Fund (formerly Growth Fund) changed its name effective June 30, 2000.
(2)Annualized.

See Notes to Financial Statements.

Notes to Financial Statements

September 30, 2005

NOTE 1 – Significant Accounting Policies

Ivy Funds, Inc. (formerly W&R Funds, Inc.) (the Corporation) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues twelve series of capital shares; each series represents ownership of a separate mutual fund. The assets belonging to each Fund are held separately by the custodian. The capital shares of each Fund represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets. The following is a summary of significant accounting policies consistently followed by the Corporation in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Gold bullion is valued at the last settlement price for current delivery as calculated by the Commodity Exchange, Inc. as of the close of that exchange. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. In deciding whether to make fair value adjustments, each Fund reviews a variety of factors, including news relating to security specific events, developments in foreign markets, the performance of U.S. securities markets, and the performance of instruments trading in U.S. markets that represent foreign securities. In these cases, the Fund may utilize information from a pricing service to adjust closing market quotations of foreign securities to reflect what it believes to be fair value. Short-term debt securities are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date except that certain dividends from foreign securities are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. **Foreign currency translations**– All assets and liabilities denominated in foreign currencies are translated into United States dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in

currency exchange rates. The Corporation combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Forward foreign currency exchange contracts – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are "marked-to-market" daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Corporation's financial statements. Gains or losses are realized by the Corporation at the time the Forward Contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the United States dollar. The Corporation uses Forward Contracts to attempt to reduce the overall risk of its investments.

E. Federal income taxes – It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Corporation intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

F. Dividends and distributions – Dividends and distributions to shareholders are recorded by each Fund on the business day following the applicable record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

G. Repurchase agreements – Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by the custodian bank.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Ivy Investment Management Company (IICO), a wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), serves as the Corporation's investment manager. Prior to March 8, 2005, IICO was known as Waddell & Reed Ivy Investment Company. IICO provides advice and supervises investments, for which services it is paid a fee. Prior to June 30, 2003, Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), served as the investment manager. On June 30, 2003, WRIMCO assigned the investment management agreement between it and the Corporation to Waddell & Reed Ivy Investment Company, an affiliated entity. The fee is payable by each Fund at the following annual rates:

Fund	Net Assets Breakpoints	Annual Rate
Ivy Asset Strategy Fund	Up to $1 Billion	.700%
	Over $1 Billion up to $2 Billion	.650%
	Over $2 Billion up to $3 Billion	.600%
	Over $3 Billion	.550%
Ivy Capital Appreciation Fund	Up to $1 Billion	.650%
	Over $1 Billion up to $2 Billion	.600%
	Over $2 Billion up to $3 Billion	.550%
	Over $3 Billion	.500%
Ivy Core Equity Fund	Up to $1 Billion	.700%
	Over $1 Billion up to $2 Billion	.650%
	Over $2 Billion up to $3 Billion	.600%
	Over $3 Billion	.550%
Ivy High Income Fund	Up to $500 Million	.625%
	Over $500 Million up to $1 Billion	.600%
	Over $1 Billion up to $1.5 Billion	.550%
	Over $1.5 Billion	.500%
Ivy International Growth Fund	Up to $1 Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%
Ivy Large Cap Growth Fund	Up to $1 Billion	.700%
	Over $1 Billion up to $2 Billion	.650%
	Over $2 Billion up to $3 Billion	.600%
	Over $3 Billion	.550%
Ivy Limited-Term Bond Fund	Up to $500 Million	.500%
	Over $500 Million up to $1 Billion	.450%
	Over $1 Billion up to $1.5 Billion	.400%
	Over $1.5 Billion	.350%
Ivy Mid Cap Growth Fund	Up to $1 Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%
Ivy Money Market Fund	All levels	.400%
Ivy Municipal Bond Fund	Up to $500 Million	.525%
	Over $500 Million up to $1 Billion	.500%
	Over $1 Billion up to $1.5 Billion	.450%
	Over $1.5 Billion	.400%
Ivy Science and Technology Fund	Up to $1 Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%

Fund	Net Assets Breakpoints	Annual Rate
Ivy Small Cap Growth Fund	Up to $1 Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%

The fee is accrued and paid daily. However, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. During the six month period ended September 30, 2005, IICO voluntarily waived its fee (in thousands) as shown in the following table:

Ivy Capital Appreciation Fund $54
Ivy Municipal Bond Fund 42

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), an indirect subsidiary of WDR. Under the agreement, WRSCO acts as the agent in providing bookkeeping and accounting services and assistance to the Corporation, including maintenance of Fund records, pricing of Fund shares, preparation of prospectuses for existing shareholders, preparation of proxy statements and certain shareholder reports. For these services, each of the Funds paid WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)			Annual Fee Rate for Each Level
From $	0 to $	10	$ 0
From $	10 to $	25	$ 11,500
From $	25 to $	50	$ 23,100
From $	50 to $	100	$ 35,500
From $	100 to $	200	$ 48,400
From $	200 to $	350	$ 63,200
From $	350 to $	550	$ 82,500
From $	550 to $	750	$ 96,300
From $	750 to $	1,000	$121,600
	$1,000 and Over		$148,500

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee may be voluntarily waived until Fund net assets are at least $10 million.

Under the Shareholder Servicing Agreement between the Corporation and WRSCO, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month: Ivy Asset Strategy Fund pays a monthly fee of $1.5792; Ivy High Income Fund, Ivy Limited-Term Bond Fund and Ivy Municipal Bond Fund each pay a monthly fee of $1.6958; and Ivy Capital Appreciation Fund, Ivy Core Equity Fund, Ivy International Growth Fund, Ivy Large Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Science and Technology Fund and Ivy Small Cap Growth Fund each pay a monthly fee of $1.5042. Ivy Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior

month. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Corporation's shares, Ivy Funds Distributor, Inc. (IFDI) receives sales commissions (which are not an expense of the Corporation) for Class A shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to IFDI. During the six month period ended September 30, 2005, IFDI received the following amounts in sales commissions and CDSC:

	Sales Commissions	CDSC		
		Class A	Class B	Class C
Ivy Asset Strategy Fund..................	$439,927	$ —	$ 8,106	$2,894
Ivy Capital Appreciation Fund	80,076	—	762	183
Ivy Core Equity Fund	99,800	—	9,960	2,379
Ivy High Income Fund	108,980	846	3,980	1,257
Ivy International Growth Fund	40,299	—	4,306	641
Ivy Large Cap Growth Fund...............	670,810	1,797	6,575	636
Ivy Limited-Term Bond Fund	55,237	4,340	8,113	615
Ivy Mid Cap Growth Fund	202,333	1,812	3,881	446
Ivy Money Market Fund	—	—	39,929	5,656
Ivy Municipal Bond Fund	13,864	—	5,860	565
Ivy Science and Technology Fund	207,660	342	9,548	3,227
Ivy Small Cap Growth Fund...............	245,193	—	9,979	3,847

With respect to Class A, Class B and Class C shares, IFDI pays sales commissions and all expenses in connection with the sale of the Corporation's shares, except for registration fees and related expenses. During the six month period ended September 30, 2005, the following amounts were paid:

Ivy Asset Strategy Fund...	$764,672
Ivy Capital Appreciation Fund	128,810
Ivy Core Equity Fund	134,650
Ivy High Income Fund	127,729
Ivy International Growth Fund	51,950
Ivy Large Cap Growth Fund.......................................	768,861
Ivy Limited-Term Bond Fund	71,669
Ivy Mid Cap Growth Fund	227,747
Ivy Money Market Fund	—
Ivy Municipal Bond Fund	18,029
Ivy Science and Technology Fund..................................	313,833
Ivy Small Cap Growth Fund.......................................	323,150

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay a distribution and/or service fee to IFDI in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Corporation for Class B shares and Class C shares, respectively, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of a Fund's average annual net assets attributable to that class

to compensate IFDI for its services in connection with the distribution of shares of that class and/or the service and/or maintenance of shareholder accounts of that class. The Class B Plan and the Class C Plan each permit IFDI to receive compensation, through the distribution fee and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to compensation under the Class A Plan. Under the Class Y Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal service to Class Y shareholders and/or maintaining Class Y shareholder accounts.

IFDI and WRSCO have voluntarily agreed to waive sufficient expenses to Class A of Ivy Money Market Fund in order to maintain the yield at the level of that of Waddell & Reed Advisors Cash Management, Inc. Class A. As of September 30, 2005, $37 (in thousands) of expenses was reimbursed to Ivy Money Market Fund Class A. This reimbursement serves to reduce shareholder servicing fees.

In addition, IFDI and WRSCO have voluntarily agreed to waive sufficient Fund expenses to ensure that the total annual fund operating expenses do not exceed the following levels for the specified funds/classes:

Fund and Class	Expense Limitation (as a percentage of average net assets of each Class)
Ivy Large Cap Growth Fund, Class A	1.50%
Ivy Large Cap Growth Fund, Class C	2.25%
Ivy Large Cap Growth Fund, Class Y	1.20%
Ivy Mid Cap Growth Fund, Class A	1.65%
Ivy Mid Cap Growth Fund, Class C	2.35%
Ivy Mid Cap Growth Fund, Class Y	1.25%

As of September 30, 2005, the amount of fees (in thousands) reimbursed under these agreements are as follows:

Ivy Large Cap Growth Fund
Class C	$ 1
Class Y	5

Ivy Mid Cap Growth Fund
Class A	$ 2
Class C	6
Class Y	2

These reimbursements serve to reduce distribution and service fees.

The Corporation paid Directors' fees of $58,284, which are included in other expenses.

NOTE 3 – Investment Securities Transactions

Investment securities transactions for the six month period ended September 30, 2005 are summarized as follows:

	Ivy Asset Strategy Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund
Purchases of investment securities, excluding short-term and U.S. government securities	$ 87,889,737	$ 19,689,220	$ 49,220,605
Purchases of bullion	4,044,263	—	—
Purchases of U.S. government securities	2,035,267	—	—
Purchases of short-term securities	777,090,415	264,667,101	644,534,411
Purchases of options	361,881	24,051	—
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities . . .	30,732,117	5,186,619	82,833,791
Proceeds from sales of bullion . . .	—	—	—
Proceeds from maturities and sales of U.S. government securities. .	—	—	—
Proceeds from maturities and sales of short-term securities	772,203,833	262,733,000	628,042,922
Proceeds from options	457,773	—	—

	Ivy High Income Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund
Purchases of investment securities, excluding short-term and U.S. government securities	$ 12,555,764	$ 23,938,297	$ 92,966,178
Purchases of U.S. government securities	—	—	—
Purchases of short-term securities	332,117,481	176,711,498	429,445,233
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities . . .	10,733,319	28,585,007	71,267,190
Proceeds from maturities and sales of U.S. government securities	—	—	—
Proceeds from maturities and sales of short-term securities . .	332,808,000	176,562,000	433,336,948

	Ivy Limited-Term Bond Fund	Ivy Mid Cap Growth Fund	Ivy Municipal Bond Fund
Purchases of investment securities, excluding short-term and U.S. government securities ...	$ 5,439,525	$ 9,800,523	$ 2,241,774
Purchases of U.S. government securities	—	—	—
Purchases of short-term securities	146,147,281	448,122,547	57,270,478
Purchases of options	—	162,217	—
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities ...	12,641,017	9,886,336	2,584,519
Proceeds from maturities and sales of U.S. government securities .	—	—	—
Proceeds from maturities and sales of short-term securities	145,483,492	444,469,813	56,712,000
Proceeds from options	—	224,106	—

	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
Purchases of investment securities, excluding short-term and U.S. government securities	$174,490,144	$ 181,838,171
Purchases of U.S. government securities	—	—
Purchases of short-term securities	751,822,297	1,379,275,729
Purchases of options	21,918	—
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities	159,229,831	196,188,875
Proceeds from maturities and sales of U.S. government securities	—	—
Proceeds from maturities and sales of short-term securities	720,901,648	1,364,515,013
Proceeds from options	—	—

For Federal income tax purposes, cost of investments owned at September 30, 2005 and the related unrealized appreciation (depreciation) were as follows:

	Cost	Appreciation	Depreciation	Aggregate Appreciation (Depreciation)
Ivy Asset Strategy Fund...	$162,789,573	$ 37,643,377	$ 365,125	$ 37,278,252
Ivy Capital Appreciation Fund	29,254,970	3,845,570	575,419	3,270,151
Ivy Core Equity Fund	189,822,494	72,820,964	3,194,129	69,626,835
Ivy High Income Fund	66,168,854	2,276,892	1,610,040	666,852
Ivy International Growth Fund	53,735,677	16,120,351	242,858	15,877,493
Ivy Large Cap Growth Fund	152,268,097	34,129,249	1,214,882	32,914,367
Ivy Limited-Term Bond Fund	56,368,949	138,868	540,901	(402,033)
Ivy Mid Cap Growth Fund .	76,047,859	32,210,220	1,029,253	31,180,967
Ivy Money Market Fund . . .	47,214,494	—	—	—
Ivy Municipal Bond Fund . .	23,656,174	872,236	22,792	849,444
Ivy Science and Technology Fund	221,021,291	48,451,428	4,609,463	43,841,965
Ivy Small Cap Growth Fund	458,799,656	140,741,285	14,845,513	125,895,772

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended March 31, 2005 and the related Capital Loss Carryover and Post-October activity were as follows:

	Ivy Asset Strategy Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund
Net ordinary income.	$208,746	$ —	$ —
Distributed ordinary income	180,383	—	—
Undistributed ordinary income	206,726	—	—
Realized long-term capital gains	490,361	—	—
Distributed long-term capital gains	705,308	—	—
Undistributed long-term capital gains	490,361	—	—
Capital loss carryover.	—	—	—
Post-October losses deferred	2,421	62,442	1,599

	Ivy High Income Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund
Net ordinary income	$3,700,170	$ —	$ —
Distributed ordinary income	3,687,419	596,184	—
Undistributed ordinary income	66,540	—	—
Realized long-term capital gains	—	—	—
Distributed long-term capital gains	—	—	—
Undistributed long-term capital gains	—	—	—
Capital loss carryover..................	—	—	—
Post-October losses deferred	—	14,783	—

	Ivy Limited-Term Bond Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund
Net ordinary income	$1,589,308	$ —	$347,083
Distributed ordinary income............	1,579,176	—	336,430
Undistributed ordinary income..........	28,965	—	13,878
Realized long-term capital gains	—	—	—
Distributed long-term capital gains	—	—	—
Undistributed long-term capital gains	—	—	—
Capital loss carryover..................	—	—	—
Post-October losses deferred	91,289	—	—

	Ivy Municipal Bond Fund	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
Net ordinary income.....................	$ 702,840	$ —	$ —
Distributed ordinary income	697,508	—	—
Undistributed ordinary income	13,316	—	—
Realized long-term capital gains	—	—	—
Distributed long-term capital gains	—	—	—
Undistributed long-term capital gains	—	—	—
Capital loss carryover.....................	—	—	—
Post-October losses deferred	—	1,859	—

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Ivy Capital Appreciation Fund	Ivy Core Equity Fund	Ivy High Income Fund	Ivy International Growth Fund
March 31, 2009	$ —	$ 4,268,163	$1,574,985	$ 1,629,853
March 31, 2010	1,620,668	5,388,835	1,271,702	24,986,955
March 31, 2011	1,005,096	30,984,614	1,182,962	19,867,500
Total carryover	$2,625,764	$40,641,612	$4,029,649	$46,484,308

	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund	Ivy Mid Cap Growth Fund	Ivy Municipal Bond Fund
March 31, 2008	$ 710,447	$ —	$ —	$ —
March 31, 2009	11,368,220	36,676	22,505,437	223,145
March 31, 2010	9,290,552	—	17,363,901	230,753
March 31, 2011	4,727,341	456,813	5,387,010	75,199
March 31, 2012	608,471	—	949,121	—
Total carryover	$26,705,031	$493,489	$46,205,469	$529,097

	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
March 31, 2008	$ 541,589	$ 4,767,939
March 31, 2009	1,113,450	3,509,351
March 31, 2010	10,616,042	8,387,927
March 31, 2011	16,278,545	25,225,254
March 31, 2012	398,136	4,912,837
Total carryover	$28,947,762	$46,803,308

Ivy US Blue Chip Fund was merged into Ivy Core Equity Fund as of June 16, 2003 and Advantus Index 500 Fund was merged into Ivy Core Equity Fund as of December 8, 2003. At the time of the mergers, Ivy US Blue Chip Fund and Advantus Index 500 Fund had capital loss carryovers available to offset future gains of the Ivy Core Equity Fund. Ivy US Blue Chip Fund's carryovers are limited to $1,479,061 for each period ending from March 31, 2006 through 2011 plus any unused limitations from prior years.

Ivy Global Fund and Ivy International Small Companies Fund were merged into Ivy International Growth Fund as of June 16, 2003. At the time of the merger, Ivy Global Fund and Ivy International Small Companies Fund had capital loss carryovers available to offset future gains of the Ivy International Growth Fund. These carryovers are limited to $181,724 and $225,739, respectively, for each period ending from March 31, 2006 through 2011 plus any unused limitations from prior years.

Advantus Horizon Fund was merged into Ivy Large Cap Growth Fund as of December 8, 2003. At the time of the merger, Advantus Horizon Fund had capital loss carryovers available to offset future gains of the Ivy Large Cap Growth Fund. These carryovers are limited to $6,142,321 for the period ending March 31, 2006 and $1,383,732 for each period ending from March 31, 2007 through 2010 plus any unused limitations from prior years and the amount of certain built-in gains realized, if any.

Ivy US Emerging Growth Fund was merged into Ivy Mid Cap Growth fund as of June 16, 2003. At the time of the merger, Ivy Mid Cap Growth Fund had capital loss carryovers available to offset

future gains. These carryovers are limited to $3,301,377 for the period ending March 31, 2006 and $1,182,294 for each period from March 31, 2007 through 2011 and $197,085 for the period ending March 31, 2012 plus any unused limitations from prior years.

Ivy Global Science & Technology Fund was merged into Ivy Science and Technology Fund as of June 16, 2003. At the time of the merger, Ivy Global Science & Technology Fund had capital loss carryovers available to offset future gains of the Ivy Science and Technology Fund. These carryovers are limited to $413,760 for each period ending from March 31, 2006 through 2011 plus any unused limitations from prior years.

Advantus Enterprise Fund was merged into Ivy Small Cap Growth Fund as of December 8, 2003. At the time of the merger, Advantus Enterprise Fund had capital loss carryovers available to offset future gains of the Ivy Small Cap Growth Fund. These carryovers are limited to $2,069,323 for each period ending from March 31, 2006 through 2010 and $564,364 for the period ending March 31, 2011 plus any unused limitations from prior years.

NOTE 5 – Multiclass Operations

Each Fund within the Corporation currently offers four classes of shares, Class A, Class B, Class C and Class Y (other than Money Market Fund which offers only Class A shares), each of which have equal rights as to assets and voting privileges. Ivy Money Market Fund Class B and Class C shares are no longer available for investment. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Corporation.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock for the fiscal period ended September 30, 2005 are summarized below. Amounts are in thousands.

	Ivy Asset Strategy Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund
Shares issued from sale of shares:			
Class A	3,316	1,740	1,085
Class B	364	134	88
Class C	2,071	453	497
Class Y	601	4	8
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	—	—
Class B	—	—	—
Class C	—	—	—
Class Y	—	—	—
Shares redeemed:			
Class A	(720)	(205)	(1,010)
Class B	(79)	(46)	(210)
Class C	(404)	(17)	(2,284)
Class Y	(393)	(—)	(11)
Increase (decrease) in outstanding capital shares	4,756	2,063	(1,837)
Value issued from sale of shares:			
Class A	$49,233	$14,350	$ 9,976
Class B	5,315	1,058	761
Class C	30,902	3,558	4,385
Class Y	8,758	35	81
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	—	—
Class B	—	—	—
Class C	—	—	—
Class Y	—	—	—
Value redeemed:			
Class A	(10,509)	(1,713)	(9,329)
Class B	(1,129)	(367)	(1,831)
Class C	(5,891)	(131)	(20,174)
Class Y	(5,710)	(—)	(105)
Increase (decrease) in outstanding capital	$70,969	$16,790	$(16,236)

	Ivy High Income Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund
Shares issued from sale of shares:			
Class A	855	250	4,058
Class B	96	27	292
Class C	150	96	266
Class Y	48	24	471
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	100	—	—
Class B	14	—	—
Class C	65	—	—
Class Y	37	—	—
Shares redeemed:			
Class A	(614)	(191)	(2,384)
Class B	(63)	(78)	(233)
Class C	(546)	(542)	(278)
Class Y	(50)	(42)	(497)
Increase (decrease) in outstanding capital shares	92	(456)	1,695
Value issued from sale of shares:			
Class A	$7,393	$ 2,817	$40,963
Class B	828	286	2,737
Class C	1,299	1,042	2,555
Class Y	410	292	4,894
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	864	—	—
Class B	124	—	—
Class C	563	—	—
Class Y	319	—	—
Value redeemed:			
Class A	(5,292)	(2,175)	(23,752)
Class B	(543)	(838)	(2,188)
Class C	(4,719)	(5,934)	(2,654)
Class Y	(432)	(509)	(5,043)
Increase (decrease) in outstanding capital	$ 814	$(5,019)	$17,512

	Ivy Limited-Term Bond Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund
Shares issued from sale of shares:			
Class A	640	1,478	27,762
Class B	67	118	2,161
Class C	179	85	3,548
Class Y	21	26	NA
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	49	—	490
Class B	5	—	10
Class C	16	—	27
Class Y	2	—	NA
Shares redeemed:			
Class A	(1,163)	(1,025)	(25,117)
Class B	(175)	(199)	(2,219)
Class C	(335)	(142)	(4,846)
Class Y	(13)	(24)	NA
Increase (decrease) in outstanding capital shares	(707)	317	1,816
Value issued from sale of shares:			
Class A	$ 6,518	$15,570	$27,762
Class B	686	1,172	2,161
Class C	1,827	859	3,548
Class Y	215	272	NA
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	500	—	490
Class B	54	—	10
Class C	157	—	27
Class Y	23	—	NA
Value redeemed:			
Class A	(11,844)	(10,881)	(25,117)
Class B	(1,781)	(1,952)	(2,219)
Class C	(3,411)	(1,448)	(4,846)
Class Y	(140)	(254)	NA
Increase (decrease) in outstanding capital	$ (7,196)	$ 3,338	$ 1,816

	Ivy Municipal Bond Fund	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
Shares issued from sale of shares:			
Class A	192	2,447	2,547
Class B	84	128	124
Class C	69	379	642
Class Y	—*	617	2,308
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	8	—	—
Class B	1	—	—
Class C	19	—	—
Class Y	—*	—	—
Shares redeemed:			
Class A	(125)	(342)	(612)
Class B	(51)	(77)	(89)
Class C	(187)	(428)	(2,634)
Class Y	(—)*	(461)	(1,340)
Increase in outstanding capital shares	10	2,263	946
Value issued from sale of shares:			
Class A	$2,161	$56,063	$34,409
Class B	943	2,778	1,534
Class C	773	8,441	8,151
Class Y	—*	14,688	33,191
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	94	—	—
Class B	10	—	—
Class C	214	—	—
Class Y	1	—	—
Value redeemed:			
Class A	(1,401)	(7,802)	(8,087)
Class B	(573)	(1,650)	(1,107)
Class C	(2,109)	(9,334)	(33,302)
Class Y	(—)*	(10,362)	(19,162)
Increase in outstanding capital	$ 113	$52,822	$15,627

*Not shown due to rounding.

Transactions in capital stock for the fiscal year ended March 31, 2005 are summarized below. Amounts are in thousands.

	Ivy Asset Strategy Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund
Shares issued from sale of shares:			
Class A	1,843	728	1,173
Class B	364	91	324
Class C	885	196	1,221
Class Y	158	17	24
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	22	—	—
Class B	6	—	—
Class C	34	—	—
Class Y	2	—	—
Shares redeemed:			
Class A	(489)	(161)	(3,223)
Class B	(107)	(25)	(511)
Class C	(833)	(74)	(5,690)
Class Y	(46)	(3)	(102)
Increase (decrease) in outstanding capital shares	1,839	769	(6,784)
Value issued from sale of shares:			
Class A	$25,040	$5,606	$ 10,008
Class B	4,796	662	2,628
Class C	11,912	1,451	10,009
Class Y	2,099	125	205
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	293	—	—
Class B	82	—	—
Class C	449	—	—
Class Y	33	—	—
Value redeemed:			
Class A	(6,407)	(1,241)	(26,867)
Class B	(1,391)	(180)	(4,154)
Class C	(10,775)	(539)	(46,423)
Class Y	(618)	(27)	(894)
Increase (decrease) in outstanding capital	$25,513	$5,857	$(55,488)

	Ivy High Income Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund
Shares issued from sale of shares:			
Class A	2,247	353	5,034
Class B	303	70	573
Class C	533	286	532
Class Y	139	207	585
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	139	17	—
Class B	22	2	—
Class C	137	26	—
Class Y	73	7	—
Shares redeemed:			
Class A	(781)	(331)	(4,551)
Class B	(120)	(141)	(316)
Class C	(736)	(1,339)	(490)
Class Y	(241)	(261)	(1,805)
Increase (decrease) in outstanding capital shares	1,715	(1,104)	(438)
Value issued from sale of shares:			
Class A	$19,814	$ 3,785	$46,868
Class B	2,674	712	4,987
Class C	4,694	2,917	4,740
Class Y	1,219	2,401	5,432
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	1,224	183	—
Class B	193	21	—
Class C	1,205	286	—
Class Y	648	87	—
Value redeemed:			
Class A	(6,867)	(3,536)	(41,787)
Class B	(1,056)	(1,436)	(2,732)
Class C	(6,480)	(13,716)	(4,309)
Class Y	(2,151)	(3,040)	(16,933)
Increase (decrease) in outstanding capital ...	$15,117	$(11,336)	$ (3,734)

	Ivy Limited-Term Bond Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund
Shares issued from sale of shares:			
Class A	3,145	2,730	46,298
Class B	304	286	5,580
Class C	385	340	10,835
Class Y	100	80	NA
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	96	—	324
Class B	10	—	1
Class C	33	—	5
Class Y	5	—	NA
Shares redeemed:			
Class A	(2,785)	(1,403)	(52,704)
Class B	(213)	(496)	(5,410)
Class C	(811)	(276)	(11,608)
Class Y	(103)	(35)	NA
Increase (decrease) in outstanding capital shares	166	1,226	(6,679)
Value issued from sale of shares:			
Class A	$32,300	$26,012	$46,298
Class B	3,127	2,618	5,580
Class C	3,953	3,176	10,835
Class Y	1,032	776	NA
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	990	—	324
Class B	100	—	1
Class C	339	—	5
Class Y	52	—	NA
Value redeemed:			
Class A	(28,528)	(13,542)	(52,704)
Class B	(2,189)	(4,511)	(5,410)
Class C	(8,325)	(2,564)	(11,608)
Class Y	(1,060)	(333)	NA
Increase (decrease) in outstanding capital	$ 1,791	$11,632	$ (6,679)

	Ivy Municipal Bond Fund	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
Shares issued from sale of shares:			
Class A	191	1,571	2,763
Class B	35	196	331
Class C	179	557	1,511
Class Y	4	1,321	2,386
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	12	—	—
Class B	2	—	—
Class C	40	—	—
Class Y	—*	—	—
Shares redeemed:			
Class A	(104)	(856)	(5,108)
Class B	(21)	(154)	(242)
Class C	(394)	(987)	(5,823)
Class Y	(—)*	(273)	(3,879)
Increase (decrease) in outstanding capital shares	(56)	1,375	(8,061)
Value issued from sale of shares:			
Class A	$2,136	$31,721	$ 31,601
Class B	396	3,732	3,657
Class C	2,012	10,871	16,856
Class Y	43	27,807	30,101
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	135	—	—
Class B	16	—	—
Class C	447	—	—
Class Y	1	—	—
Value redeemed:			
Class A	(1,156)	(17,589)	(56,508)
Class B	(234)	(2,920)	(2,657)
Class C	(4,415)	(19,034)	(64,820)
Class Y	(4)	(5,746)	(48,220)
Increase (decrease) in outstanding capital	$ (623)	$28,842	$(89,990)

*Not shown due to rounding.

NOTE 6 – Options

Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

For Ivy Asset Strategy Fund, transactions in call options written were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2005	—	$ —
Options written	1,836	121,653
Options terminated in closing purchase transactions	(1,144)	(83,326)
Options exercised.	(—)	(—)
Options expired	(422)	(24,475)
Outstanding at September 30, 2005	270	$ 13,852

For Ivy Asset Strategy Fund, transactions in put options written were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2005	—	$ —
Options written	1,804	309,285
Options terminated in closing purchase transactions	(1,804)	(309,285)
Options exercised	(—)	(—)
Options expired	(—)	(—)
Outstanding at September 30, 2005	—	$ —

For Ivy Capital Appreciation Fund, transactions in call options written were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2005	—	$ —
Options written	111	22,782
Options terminated in closing purchase transactions	(28)	(13,798)
Options exercised.	(—)	(—)
Options expired	(—)	(—)
Outstanding at September 30, 2005	83	$ 8,984

For Ivy Mid Cap Growth Fund, transactions in call options written were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2005	1,368	$ 66,439
Options written	1,525	143,147
Options terminated in closing purchase transactions	(1,311)	(112,253)
Options exercised.	(11)	(5,060)
Options expired	(1,367)	(67,436)
Outstanding at September 30, 2005	204	$ 24,837

NOTE 7 – Credit Default Swaps

A Fund may enter into credit default swaps to 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield. Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying debt instrument in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a 'guarantor' by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the credit event occurs. A Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

The creditworthiness of firms with which a Fund enters into credit default swaps is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction.

Swaps are marked-to-market daily based on dealer-supplied valuations and changes in value are recorded as unrealized appreciation (depreciation). Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Ivy Funds, Inc.:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Asset Strategy Fund, Capital Appreciation Fund (formerly Tax-Managed Equity Fund), Core Equity Fund, High Income Fund, International Growth Fund, Large Cap Growth Fund, Limited-Term Bond Fund, Mid Cap Growth Fund, Money Market Fund, Municipal Bond Fund, Science and Technology Fund and Small Cap Growth Fund (collectively the "Funds") comprising Ivy Funds, Inc. as of September 30, 2005, and the related statements of operations for the six-month period then ended, the statements of changes in net assets for the six-month period then ended and the fiscal year ended March 31, 2005, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2005, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial positions of each of the respective Funds comprising Ivy Funds, Inc., as of September 30, 2005, the results of their operations for the six-month period then ended, the changes in their net assets for the six-month period then ended and the fiscal year ended March 31, 2005, and their financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
November 16, 2005

Renewal of Investment Management Agreement for the Ivy Funds, Inc.

At a Meeting of the Board of Directors of the Corporation held on August 30 and 31, 2005, the Directors, including all of the Directors who are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act considered and approved the continuance of the existing Investment Management Agreement between Ivy Investment Management Company (IICO) and the Funds.

The Board's Independent Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of IICO. Independent legal counsel provided the Board with a memorandum that discussed the various factors that the Board should consider as part of its review of the various agreements, including, among other things, the nature and the quality of the services provided by IICO, profitability (including any fall-out benefits) from their relationship with the Funds, economies of scale, the role played by the Independent Directors, and information on comparative fees and expenses. The Board also considered the written responses and supplementary materials produced by IICO in response to a 15(c) due diligence request list submitted by the Independent Directors' counsel prior to the meeting. Included in those responses, which had been provided to the Board prior to the meeting, was a fund-by-fund profitability analysis prepared by IICO. The Board also received extensive materials on performance, expenses and comparable fund information from Lipper, Inc., an independent mutual fund rating service. Finally, the Independent Directors received a report from two of the Independent Directors who had been appointed to serve on an ad hoc contract review committee to conduct a preliminary review of all of this information prior to the meeting. The Independent Directors discussed all of this material extensively among themselves and with their independent legal counsel, and then discussed these materials and related information with the full Board prior to the Board's final consideration of these issues. Based upon the examination by the Independent Directors, the Board made the following considerations and conclusions.

Considerations with respect to each Fund

Ivy International Growth Fund

The Board examined the investment performance of the Ivy International Growth Fund, noting that the Fund had been in the 5th quintile for performance for the one and three year time periods as indicated in the Lipper materials. The Board also examined the performance of the Fund against its peers included in the Lipper materials for those same time periods, as well against the Lipper International Large Cap Growth Index. The Board took into account the additional resources management has applied to the Fund, including keeping the Board apprised of its progress in this regard, and noted that management formally has indicated that the recent performance of the Fund had improved. The Board discussed management's proposal to merge the Fund into the Ivy International Fund, a series of Ivy Funds, a Massachusetts business trust, and the possible benefits to each Fund's shareholders that such a merger might create. The Board concluded that the Fund's performance appears to be improving and currently is acceptable.

The Board considered the expenses of the Fund and the cost of the services provided by IICO. The Boards compared the Fund's expenses, including IICO's advisory fees, with the expenses and advisory fees of other investment advisers managing similarly-situated funds. The Board then discussed the profitability to IICO in managing the Fund and the derivation of that profitability analysis. After considering all of this information, the Board concluded that the Fund's expenses appear to be reasonable.

The Board considered the nature, extent and quality of services provided to the Fund by IICO, taking into account the investment objective and strategy of the Fund and the knowledge the Board gained from their regular meetings with the IICO and personnel responsible for the

management of the Fund, as well as the materials provided in connection with those meetings. In addition, the Board reviewed IICO's resources and key personnel, especially those who provide investment management services to the Fund. The Board also considered other services provided to the Fund by IICO, such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to the Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable securities laws and regulations. The Board concluded that the nature and extent of the services provided by IICO are appropriate, that the quality of those services is consistent with quality norms in the industry and that the Fund is likely to benefit from the continued provision of those services.

The Board discussed whether IICO derives any other direct or indirect benefits from serving as investment adviser to the Fund. The Board considered benefits that accrue to IICO from its relationship with the Fund, including the fact that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After full consideration of these and other factors, the Board concluded that neither IICO nor its affiliate receive any additional direct benefits that would warrant re-consideration and/or preclude the Board from approving the continuation of the investment advisory contract with IICO.

The Board received and discussed information concerning whether economies of scale are being realized by the Fund and whether fee levels reflect those economies of scale for the benefit of the Fund's shareholders. The Board specifically noted that the assets in the Fund have been decreasing but deferred further discussion on economies of scale and fee schedules because these issues likely would be addressed as a result of the proposed merger.

Ivy High Income Fund and Ivy Limited-Term Bond Fund

The Board examined the investment performance of each Fund, noting that the Ivy High Income Fund had been in the 5th performance quintile for each of the one and three year periods, while the Ivy Limited Term Bond Fund had been in the 4th performance quintile for the one year period and the 5th quintile for the three year period, all as reported in the Lipper materials. The Board also examined the performance of the Funds against their respective peers included in the Lipper materials for those time periods, as well against their respective Lipper benchmarks. The Board discussed IICO's strategy for managing the Funds, noting how that strategy affects the Fund's performance, and determined that the Fund's performance was acceptable.

The Board considered the expenses of each Fund and the cost of the services provided by IICO. The Board compared the Funds' expenses, including IICO's advisory fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds. The Board specifically noted that most of the Funds' peers' expenses appear to be more favorable because approximately 90% of the advisers of those entities provide expense waivers. The Board discussed the appropriateness of IICO's philosophy in conservatively managing these Funds, and agreed that it is appropriate to not optimize income given the risks required to be taken to achieve a higher return, in consideration of the current client base of Waddell & Reed. They further discussed the possibility of IICO granting a fee waiver, commenting that neither of these Funds was designed primarily as a flagship product, but as vehicles to obtain lower-risk income, and in that regard, IICO's management of these Funds was appropriate. The Board determined to confirm with management that these Funds were sold in that fashion to prospective and existing shareholders. The Board then discussed the profitability to IICO in managing the Funds, including the derivation of that profitability analysis. After considering all of this information, the Board concluded that the Funds' expenses appear to be reasonable.

The Board considered the nature, extent and quality of services provided to each Fund by IICO, taking into account the investment objective and strategy of the Fund and the knowledge the Board gained from their regular meetings with the IICO and personnel responsible for the management of the Fund, as well as the materials provided in connection with those meetings. In addition, the Board reviewed IICO's resources and key personnel, especially those who provide investment management services to the Funds. The Board also considered other services provided to the Funds by IICO, such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to the Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable securities laws and regulations. The Board concluded that the nature and extent of the services provided by IICO are appropriate, that the quality of those services is consistent with quality norms in the industry and that each Fund is likely to benefit from the continued provision of those services.

The Board discussed whether IICO derives any other direct or indirect benefits from serving as investment adviser to each Fund. The Board considered benefits that accrue to IICO from its relationship with each, including the fact that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After full consideration of these and other factors, the Board concluded that neither IICO nor its affiliate received any additional direct benefits that would warrant re-consideration and/or preclude the Board from approving the continuation of the investment advisory contract with IICO.

The Board received and discussed information concerning whether economies of scale are being realized by each Fund and whether fee levels reflect those economies of scale for the benefit of the Fund's shareholders. The Board considered the current and anticipated asset levels of each Fund and the potential for growth in that Fund's assets. The Board concluded that the current asset size of both Funds did not warrant reevaluating the fee schedule for the Fund at this time.

Ivy Asset Strategy Fund, Ivy Capital Appreciation Fund, Ivy Core Equity Fund, Ivy Large Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Money Market Fund, Ivy Municipal Bond Fund, Ivy Science and Technology Fund, Ivy Small Cap Growth Fund

The Board evaluated the performance of the advisory contracts with IICO for each of the remaining Funds. The Board determined that it would be appropriate to review each such Fund based upon the information contained in the Lipper materials and the due diligence materials that the Board had received from IICO.

The Board examined the investment performance of each Fund, including their short-term and long-term quintile rankings as reported in the Lipper materials. The Board also examined the performance of each Fund against their respective peers included in the Lipper materials, as well against the appropriate Lipper benchmark. The Board considered that it had met with the portfolio manager(s) of each such Fund during regularly scheduled meetings, during which they had had an opportunity to discuss all facets of each Fund, including performance. After further discussion, given each Fund's performance history, the Board concluded that each Fund's performance in their respective asset class is acceptable.

The Board considered the expenses of each Fund and the cost of the services provided by IICO. The Board compared each Fund's expenses with the expenses and advisory fees of other similarly situated funds as reported in the Lipper Reports. The Board then discussed the profitability to IICO in managing each Fund, as well as the derivation of that profitability analysis. After considering all of this information, the Board concluded that each Fund's expenses appear to be reasonable.

The Board considered the nature, extent and quality of services provided to each Fund by IICO, taking into account the investment objective and strategy of each Fund and the knowledge the Board gained from their regular meetings with the personnel directly responsible for the management of the Fund, as well as the materials provided in connection with those meetings. In addition, the Board reviewed the resources and key personnel of IICO, especially those portfolio managers who provide investment management services to the Fund. The Board also considered other services provided to each Fund by IICO, such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to the Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable securities laws and regulations. The Board concluded that the nature and extent of the services provided by IICO with respect to each Fund are appropriate, that the quality of those services is consistent with quality norms in the industry and that the Fund is likely to benefit from the continued provision of those services.

The Board discussed whether IICO derives any other direct or indirect benefits from serving as investment adviser to each Fund. The Board considered benefits that accrue to IICO from its relationship with each respective Fund, including the fact that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After full consideration of these and other factors, the Board concluded that neither IICO nor any of its affiliates receive any additional direct benefits that would warrant re-consideration and/or preclude the Board from approving the continuation of the investment advisory contract with IICO.

The Board received and discussed information concerning whether economies of scale are being realized by each Fund and whether fee levels reflect those economies of scale for the benefit of each Fund's respective shareholders. The Board considered the current and anticipated asset levels of each Fund and the potential for growth in each Fund's assets. The Board concluded that the current asset size of each Fund did not warrant reevaluating the fee schedule for any Fund at this time.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds, Inc. uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Corporation voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year is filed with the Securities and Exchange Commission (SEC) on the Corporation's Form N-Q, 60 days after the end of the quarter. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On the Ivy Funds' website at www.ivyfunds.com.

To all Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

THE IVY FUNDS FAMILY

Global/International Funds
   Cundill Global Value Fund
   European Opportunities Fund
   International Fund
   International Balanced Fund
   International Growth Fund
   International Value Fund
   Pacific Opportunities Fund

Domestic Equity Funds
   Capital Appreciation Fund (formerly, Tax-Managed Equity Fund)
   Core Equity Fund
   Dividend Income Fund
   Large Cap Growth Fund
   Mid Cap Growth Fund
   Small Cap Growth Fund
   Small Cap Value Fund
   Value Fund

Fixed Income Funds
   Bond Fund
   High Income Fund
   Limited-Term Bond Fund
   Mortgage Securities Fund
   Municipal Bond Fund

Money Market Funds
   Cash Reserves Fund
   Money Market Fund

Specialty Funds
   Asset Strategy Fund
   Balanced Fund
   Global Natural Resources Fund
   Real Estate Securities Fund
   Science and Technology Fund

1.800.777.6472
Visit us online at www.ivyfunds.com
The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus carefully before investing.

Ivy Funds
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, Kansas 66201-9217

 IVY FUNDS

WRR3000SA (9-05)